Exhibit 99.10



MINISO Group Holding Limited

(A company incorporated in the Cayman Islands with limited liability)

（於開曼群島註冊成立的有限責任公司）

Stock Code 股份代號：9896

2024

環境、社會及管治報告
Environmental, Social and Governance Report

Contents
目 錄



01

Compliance Governance to Build a Solid Foundation
合規管治　築牢美好之基



02

Quality First to Create Good Things for Life
品質為先　創造生活好物





03

Gathering Synergy to Promote a Better Life Together
聚力協同　共創美好生活



04

Green Development to Escort a Better Environment
綠色發展　護航美好環境



05

Caring for Public Welfare to Share Happiness
熱心公益　傳遞美好時刻

Appendices
附錄

About This Report
關於本報告

Report Introduction

MINISO Group Holding Limited (the "Company") and its subsidiaries (collectively, the "Group", "MINISO" or "We") are pleased to present this Environmental, Social, and Governance ("ESG") report (this "Report") for the fiscal year ended December 31, 2024.

On January 17, 2024, the board (the "Board") of directors (the "Directors") of the Company announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the key performance indicators ("KPIs") included in this Report cover the fiscal year from January 1, 2024 to December 31, 2024 (the "Reporting Period"). Certain comparative figures, however, are for the fiscal year ended June 30, 2023 or six months ended December 31, 2023, and may therefore not be directly comparable. In this Report, we focus on disclosing the Company's strategic philosophy, management measures, and Key ESG-related achievements during the period from January 1, 2024 to December 31, 2024 (the "Reporting Period"), aiming to promote stakeholders' understanding of our sustainable development performance.

Preparation Basis

This Report has been prepared in accordance with Appendix C2, *Environmental, Social and Governance Reporting Code* (the "*Code*") to *the Rules Governing the Listing of Securities (the "Listing Rules") of the Stock Exchange of Hong Kong Limited* (the "Hong Kong Stock Exchange") applicable to the Reporting Period. The Company has complied with "*Comply or Explain*" provisions set out in Part C of the *Code*, and referred to Part D of the *Code* with regard to the Response to Climate Change section.

Scope of This Report

Unless otherwise specified for certain materials, the policy documents, statements, data, etc. included in this Report cover the scope of the Group's business. The scope of disclosure herein aligns with that of *the MINISO Annual Report 2024*.

Disclaimer

Parts of this Report may be forward-looking, and may be subject to uncertainties that could cause material differences from actual results. The Company is under no obligation to update any forward-looking statements contained in this Report.

報告簡介

名創優品集團控股有限公司（下稱「公司」或「本公司」）及其附屬公司（統稱「本集團」、「名創優品」、「名創」或「我們」）欣然呈列截至2024年12月31日止財年的環境、社會及管治（Environmental, Social and Governance，「ESG」）報告（下稱「本報告」）。

於2024年1月17日，本公司董事（「董事」）會（「董事會」）公告其已議決將本公司的財政年度結算日由6月30日更改為12月31日，即時生效。因此，本報告隨附的關鍵績效指標（「KPIs」）涵蓋自2024年1月1日至2024年12月31日止財年（「報告期」）。然而，部分比較數字乃截至2023年6月30日止財年或截至2023年12月31日止六個月，因此可能不可直接比較。於本報告中，我們將重點披露公司於2024年1月1日至2024年12月31日期間（「報告期」）有關ESG的戰略理念、管理舉措及亮點成效等，以促進各持份者對我們可持續發展表現的瞭解。

編製依據

本報告根據報告期適用的《香港聯合交易所有限公司（「香港聯交所」）證券上市規則》（「《上市規則》」）附錄C2《環境、社會及管治報告守則》（「《守則》」）進行編製。本公司已遵守《守則》C部分所載的「不遵守就解釋」條文，並就氣候變化應對部分參考《守則》D部分。

報告範圍

除個別資料有特定說明，本報告中的政策文件、聲明、數據等覆蓋本集團的實際業務範圍其披露範圍與《名創優品2024年度報告》一致。

免責聲明

本報告的部分內容或具有前瞻性，可能受到不確定因素的影響導致其與實際結果產生重大差異。本公司不承擔更新本報告中任何前瞻性聲明的義務。

Reporting Principles and Data Sources

This Report adheres to the principles of materiality, quantification, balance, and consistency as outlined in the *Code*. All data and cases presented herein are derived from the Company's statistical reports and relevant documents. Unless otherwise specified, the currency unit in this Report is Renminbi (the "RMB").

Report Approval

This Report has been reviewed by the audit committee (the "Audit Committee") of the Board and approved by written resolution of the Board.

Report Availability

This Report is presented in both traditional Chinese and English. An electronic version of this Report is available on the website of the Hong Kong Stock Exchange (www.hkexnews.hk) and the investor relations website of the Company (https://ir.miniso.com).

Report Feedback

In order to continuously enhance the Company's capabilities in sustainability and ESG reporting, we are eager to receive your advice. If you have any comments and suggestions on this Report, you are welcome to email us at esg@miniso.com.

報告原則及數據來源

本報告遵循《守則》的重要性、量化、平衡和一致性原則，數據及案例全部來源於本公司的統計報告及相關文件。如無特別説明，本報告中所涉及貨幣金額以人民幣（「人民幣」）為計量幣種。

報告批准

本報告已由本公司董事會下設審計委員會（下稱「審計委員會」）做出審閱，並獲得董事會書面決議通過。

報告獲取

本報告提供繁體中文及英文兩個版本供讀者參閱。本報告電子版可在香港聯交所披露易網站（www.hkexnews.hk）或本公司投資者關係網站（https://ir.miniso.com）獲取。

報告反饋

為持續提升本公司可持續發展能力及ESG報告編製水平，我們十分希望傾聽您的聲音。如您對本報告有任何意見與建議，歡迎您發送郵件至esg@miniso.com與我們聯繫。





Message From the Chairman
董事會主席致辭

2024 marks a pivotal year for MINISO. Standing at the dawn of a new decade, we embark on a new chapter with courageous hearts. Despite the numerous shifts and challenges in the external environment over the past year, MINISO's overall performance has outpaced the industry. This success is attributed to our unwavering strategic focus on becoming "the World's NO.1 IP Design Retail Group". Meanwhile, we have earned high recognition from several authoritative assessment standards and indices as we have actively amplified our influence in sustainable development. We have obtained an "AA" rating in the MSCI ESG Ratings and an "AA" rating in the Wind ESG Ratings, ranking first in the industry.

Actions speak louder than words. Robust corporate governance forms the foundation of the trust we build with our shareholders and stakeholders. We consistently uphold the highest governance standards and regularly review related initiatives. With the support of the Board, ESG Working Group, and all employees, we incorporate ESG principles into every facet of our business and operations to create long-term, sustainable value for society.

We dedicate ourselves to bringing fun and happiness to consumers. In 2024, we introduced "Fun Plus", which focuses on our new brand positioning as a global IP collaboration collection store, and launched No.1 MINISO LAND. By bringing together top global IPs, we created IP wonderlands in trendy commercial districts such as Nanjing Road in Shanghai and Chunxi Road in Chengdu. Furthermore, we continue to propel the development of Chinese brands, actively participate in global competition, and constantly break through in a fiercely competitive market. From "MINISO China" to "MINISO Global", we have successfully achieved global recognition as a Chinese brand.

2024年是名創優品的跨越之年。我們站在新十年的起點,用勇敢的心,開啟新篇章。在過去一年,儘管外部環境面臨諸多變化和挑戰,名創優品總體業績依然跑贏行業,這得益於我們始終戰略聚焦於──成為「世界第一的IP設計零售集團」。與此同時,我們在可持續發展方面積極發揮影響,獲得了多個權威評估標準和指數的高度認可。在MSCI環境、社會及治理指數中,我們取得了「AA」評級;Wind ESG評級獲得「AA」評級,並在行業中名列第一。

行勝於言,穩健的公司治理是我們與股東和持份者之間建立信任的基礎。我們始終恪守最高的治理標準,並定期審視相關舉措。在董事會、ESG工作組以及全體僱員的支持下,我們將ESG理念融入業務和運營的各個層面,致力於為社會創造長期且可持續的價值。

我們始終致力於讓消費者開心、愉悅。2024年,我們創造了「開心Plus」,專注於全球IP聯名集合店這一全新品牌地位,打造了名創優品MINISO LAND全球壹號店。通過將全球頂級IP聚合於一體,我們在上海南京路、成都春熙路等城市潮流商圈打造了IP樂園。此外,我們持續推動中國品牌的發展,積極參與全球競爭,並在激烈的市場環境中不斷突破,從「中國名創」到「世界名創」,成功實現了中國品牌的全球化突圍。



Climate change remains a critical global concern. Facing the climate crisis and a changing ecological environment, we actively seek solutions to enhance business resilience. In 2024, we conducted our first scenario analysis based on internationally recognized climate scenario models. By integrating our business model and value chain, we assessed the risks under different climate scenarios to strengthen MINISO's ability to identify, assess, and manage climate-related risks and opportunities.

We firmly believe that joy in work and life originates from inner passion and dedication. To this end, we actively promote diversity, equity, and inclusion within our workforce, enhance our benefits system, and offer more training and learning opportunities. We initiated a marriage and childbirth incentive fund of RMB10 million within the industry, hoping that everyone at MINISO can enjoy their work, live happily, and achieve progress and fulfillment.

All of MINISO's achievements are attributable to the unwavering support of our stakeholders. On behalf of the Company, I express sincere gratitude to each stakeholder. Upholding our mission of "life is for fun", we will continue to leverage our strengths and contribute to a sustainable future. In 2025, we will embrace new opportunities and challenges with courageous hearts, optimistic spirits, and extraordinary bravery!

氣候變化是全球關注的重要議題之一，面對氣候危機與不斷變化的生態環境，我們正積極尋求提升業務韌性的解決方式。2024年，我們首次依據國際權威氣候情景模型進行情景分析，結合集團的業務模式與價值鏈，對不同氣候情景進行了風險評估，以增強名創優品在識別、評估及管理氣候相關風險與機遇方面的能力。

我們堅信，工作與生活的快樂源於內心的熱愛與奮鬥。為此，我們積極推動員工隊伍的多元化、公平性與共融性，完善福利體系，提供更多的培訓與學習機會。我們在行業內率先成立了1,000萬元婚育獎勵基金，希望大家可以在名創優品開心工作，快樂生活，收穫進步和自我實現。

名創優品所有成就的背後，都離不開廣大持份者的支持。在此，我謹代表公司向每一位持份者表達誠摯的感謝。秉承「為開心而生」的使命，我們將繼續發揮己用，為創造可持續的未來作出貢獻。2025年，我們將以勇敢的心、樂觀的精神和非凡的勇氣，迎接更多機遇與挑戰！

Mr. Ye Guofu
葉國富
Chairman of the Board & Chief Executive Officer
董事會主席兼首席執行官

Highlights During the Reporting Period
報告期亮點



Performance
業績

- Revenue of RMB**16,994.0** million, representing a year-over-year growth of **22.8%**
- Gross profit RMB**7,637.1** million, representing a year-over-year growth of **34.0%**
- Adjusted net profit (Non-IFRS) of RMB**2,720.6** million, representing a year-over-year growth of **15.4%**
- As of the end of the Reporting Period, there were **7,504** stores under the MINISO brand, of which **4,386** were in mainland China and **3,118** in overseas markets and **276** stores under the TOP TOY brand

- 收入人民幣**16,994.0**百萬元，同比增長**22.8%**
- 毛利人民幣**7,637.1**百萬元，同比增長**34.0%**
- 經調整淨利潤(Non-IFRS)人民幣**2,720.6**百萬元，同比增長**15.4%**
- 截至報告期末，名創優品品牌門店**7,504**家，其中中國內地**4,386**家，海外**3,118**家；TOP TOY品牌門店**276**家



Green Products
綠色產品

- The quality team conducted **3,100** quality inspections
- Developed **26** SKUs of Tritan plastic cups, with Tritan products already accounting for a higher proportion than PC products during the development phase
- Replaced disposable plastics with paper materials in **37** SKU products
- As of the end of the Reporting Period, there were **29** SKU products that obtained "Biodegradable" certification

- 質量團隊開展質量檢測**3,100**次
- 已開發**26**款SKU的Tritan塑料杯，在塑料杯開發階段，Tritan產品佔比已超過了PC產品
- 已在**37**個SKU產品中成功實現紙材料替代一次性塑料
- 截至報告期末，已有**29**款SKU產品獲得「可生物降解」認證



Employees
僱員

- The employee structure is diversified. Female employees accounted for **55.9%** at middle management level and above. Employees in overseas countries and regions accounted for **60.8%**
- The total number of Directors, senior management and other employees who received share incentives as long-term incentives was about **500**

- 僱員結構多樣化，中層及以上管理級別的女性僱員佔比**55.9%**；海外國家及地區僱員佔比**60.8%**
- 提供長期激勵，向約**500**名董事、高級管理層及其他僱員提供股份激勵



Governance
管治

- Established anti-corruption requirements for Directors and employees, suppliers, contractors, and other partners of the Company
- Conducted a total of **658** trainings on integrity, compliance and anti-corruption for all domestic and overseas employees, contractors, and staffs in stores operated under MINISO Retail Partner model and distributor model, with a total of **31,711** participants
- As of the end of the Reporting Period, there were **2,203** trademarks, **346** patents, and **814** copyrights

- 對公司董事及僱員、供應商、外包人員以及其他合作夥伴均制定反貪腐相關管理要求
- 面向境內外全體僱員、外包人員、加盟商及代理商門店人員開展誠信、合規及反腐敗培訓**658**場次，共計**31,711**人次參與
- 截至報告期末，共持有**2,203**項商標、**346**項專利、**814**項版權

About Us
關於我們

Company Profile

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands — "MINISO" and "TOP TOY".

We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

公司簡介

我們是一家提供以IP設計為特色的豐富多樣的潮流生活家居產品的全球價值零售商。自2013年在中國開設第一家門店以來，我們已成功孵化了兩個品牌，分別為「名創優品」和「TOP TOY」。

我們已將旗艦品牌「名創優品」打造為全球認可的零售品牌，並在全球範圍內建立了門店網絡，其提供種類繁多及高頻上新的生活家居產品，可滿足消費者多樣化的需求，以時尚、創意、高品質及高性價比的產品吸引消費者。



Development History

發展歷程



2013

We commenced our business operations by establishing the first MINISO store in Guangzhou, China.
我們在中國廣州開設了第一家名創優品門店，以此開始我們的業務運營。

2014

Total number of MINISO stores exceeded 300.
名創優品門店總數超過300家。

2014

We started our globalization strategy and the total number of MINISO stores exceeded 1,000.
開始我們的全球化戰略，名創優品門店總數超過1,000家。



2020

On October 15, We listed the ADSs on the New York Stock Exchange under the stock ticker "MNSO".
10月15日，我們的美國存託股份以「MNSO」為股票代碼於紐交所上市。

2018

The number of MINISO stores in overseas markets exceeded 1,000.
海外市場的名創優品門店數量超過1,000家。

2017

We were recognized as "One of the Top 10 Enterprises in China's Top 100 Franchise Enterprises in 2016" by the China Chain Store & Franchise Association.
我們被中國連鎖經營協會評為「2016中國特許百強規模前十名企業之一」。

2020

We launched a new brand TOP TOY, which is committed to building comprehensive shopping platforms of pop toys.
我們推出新品牌「TOP TOY」，致力於打造全球潮流玩具集合店平台。

2021

The number of MINISO stores exceeded 5,000, and we have cumulatively entered 100 geographical markets.
名創優品門店數量超過5,000家，累計進入了100個地域市場。

2022

We were successfully listed on the Hong Kong Stock Exchange under the stock code: 9896.
7月13日，我們成功在香港聯交所掛牌上市，股份代號「9896」。



2024

The total number of MINISO stores around the world reached 7,504. TOP TOY begun to expand into overseas markets and the total number of TOP TOY stores around the world reached 276. We acquired 29.4% stake in Yonghui Superstores Co., Ltd (the "Yonghui Superstores") to establish a diversified business structure encompassing both "necessities and discretionary consumption".
名創優品全球門店總數達到7,504家；TOP TOY開始佈局海外市場，全球門店總數達到276家。
收購永輝超市股份有限公司（「永輝超市」）29.4%股權，打造「必選+可選消費」多元化布局。

Corporate Culture System
企業文化體系



Mission 使命	Vision 願景	Values 價值觀
Life is for fun 為開心而生	To Become the World's NO.1 IP Design Retail Group 成為世界第一的IP設計零售集團	Simplicity, Positivity, Integrity Devotion, Efficiency, Ownership 簡單、陽光、講真話 熱愛、高效、敢擔當

Action Principles
行動綱要

Devotion to the Company	熱愛公司
Devotion to the Brand	熱愛品牌
Devotion to Work	熱愛本職工作
Commitment to Long-Termism	堅持長期主義
Commitment to Truth	堅持實事求是
Commitment to Doing the Right Things	堅持做正確的事

Business Philosophy
經營哲學

Joy Philosophy
開心哲學

Brands and Products

品牌及產品

Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs. For the fiscal year ended December 31, 2024, we launched an average of over 1,180 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of over 12,600 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offerings span across 11 major categories, including home decor, small electronics, textiles, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrances and perfumes, stationery and gifts.

"TOP TOY" is a brand we launched in December 2020. Under the "TOP TOY" brand, we offered around 11,100 SKUs as of December 31, 2024 across major categories, such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

我們的旗艦品牌「名創優品」提供種類繁多及高頻上新的生活家居產品，可滿足消費者多樣化的需求。截至2024年12月31日止的財年，我們在「名創優品」各渠道平均每月推出超1,180個SKU，為消費者提供超12,600個可選的核心SKU的廣泛產品組合，其中絕大部分屬於「名創優品」品牌。我們的名創優品產品涵蓋11個主要品類，包括生活家居、小型電子產品、紡織品、包袋配飾、美妝工具、玩具、彩妝、個人護理、零食、香水、文具和禮品。

「TOP TOY」是我們在2020年12月推出的一個品牌。截至2024年12月31日，我們在「TOP TOY」品牌下提供了約11,100個SKU，涵蓋盲盒、積木、手辦、拼裝模型、玩偶、一番賞和其他潮流玩具等主要品類。

ESG Governance
ESG管治

ESG Governance Structure

We attach great importance to sustainability and integrate ESG considerations into our daily business operations and management. We are committed to establishing a governance structure with clear responsibilities and continue to improve our ESG management structure and management functions in light of operational development and regulatory requirements.

In order to implement and manage ESG matters in a more comprehensive approach, we have established the ESG Working Group of MINISO Group, which consists of the ESG Leadership Team and the ESG Implementation Working Group. The ESG Working Group assists the Audit Committee of the Board and is responsible for ESG matters in accordance with the Charter of the Audit Committee.

ESG管治架構

我們高度重視可持續發展，將環境、社會及管治的考慮因素融入日常業務營運及管理中，致力於建立職責清晰的管治架構，並結合經營發展及監管要求，持續完善ESG管治架構及管理職能。

為更全面地實施及管理ESG事宜，我們已成立了名創優品集團ESG工作組，由ESG領導小組及下設ESG執行工作組組成。ESG工作組協助董事會轄下審計委員會並根據審計委員會章程規定負責ESG事宜。



Board
董事會
Audit Committee
審計委員會
ESG Leadership Team
ESG領導小組
ESG Implementation Working Group
ESG執行工作組

ESG Governance Structure
ESG管治架構



Governance Level 管治層

Board

- Fully responsible for the Group's ESG matters
- Focus on ESG-related risks and opportunities, participate in materiality assessments
- Review and approve ESG Report

Audit Committee

Assume additional responsibilities related to reviews and inspections based on existing responsibilities, mainly including:

- Review our strategies, frameworks, principles, policies and systems related to ESG matters
- Oversee the implementation of ESG goals
- Review the practices and performance in compliance with legal and regulatory requirements
- Monitor Key Performance Indicators (KPIs), standards and achievement of results set by the Company on ESG priorities
- Report and make recommendations to the Board on the above matters

董事會

- 對本集團的ESG工作承擔全面責任
- 關注ESG相關風險和機遇，參與重要性評估
- 檢討及審批ESG報告

審計委員會

在現有責任的基礎上承擔與審查和檢查有關的額外責任，主要包括：

- 審核我們與ESG事務相關的戰略、框架、原則、政策和系統
- 監督ESG目標的實施
- 審查符合法律和監管要求的實踐和業績
- 監督公司在關鍵ESG事項方面設定的關鍵績效指標(KPI)和標準以及所取得的表現
- 就上述事項向董事會報告並提出建議



Management Level 管理層	**ESG Leadership Team (led by the CEO, vice-chaired by the CFO, and comprised of other senior executives)** • Responsible for ESG matters as set out in the Charter of Audit Committee • Identify material ESG risks related to operations, regularly monitor and review ESG-related performance • Report timely to the Audit Committee and the Board on the ESG activities and any significant ESG issues that arise • Monitor and respond to the latest ESG development trends and governance issues, and promote the implementation of specific ESG management initiatives • Develop policies, procedures and practices related to ESG matters and make recommendations to the Audit Committee and the Board • Review and evaluate the Company's ESG performance and provide recommendations for improvement to the Audit Committee and the Board	**ESG領導小組（由首席執行官任組長，首席財務官任副組長，組員包含其他高級管理人員）** • 根據審計委員會章程規定負責ESG事宜 • 識別與經營相關的重大ESG風險，定期監督及檢討ESG相關工作績效 • 及時向審計委員會及董事會報告ESG活動及出現的任何重大ESG問題 • 監察及應對最新ESG發展方向及管治議題，推動ESG管理專項工作落實 • 制定與ESG事宜有關的政策、程序及常規，並向審計委員會及董事會作出推薦意見 • 檢討及評估本公司ESG表現並向審計委員會及董事會作出改進建議
Implementation Level 執行層	**ESG Implementation Working Group** • Implement resolutions of the Board, Audit Committee, and ESG Leadership Team related to ESG • Promote and implement specific ESG tasks • Provide regular feedback on ESG efforts • Implement the collecting, recording and reporting of ESG related information and data	**ESG執行工作組** • 執行董事會、審計委員會及ESG領導小組有關ESG的決議 • 推動及落實具體ESG工作任務 • 定期反饋ESG工作情況 • 落實ESG相關資料與數據的收集、記錄及匯報

Stakeholder Communication

We maintain active communication with our stakeholders to fully understand their opinions. We continue to improve the stakeholder communication mechanism and continuously disclose company information through our company website, WeChat Official Account and other channels. We promptly get to know and respond to stakeholder expectations and demands through consumer satisfaction surveys, employee satisfaction surveys, supplier meetings, etc. We use these mechanisms as basic approaches to continuously optimize our sustainability strategies and plans.

利益相關方溝通

我們與利益相關方保持積極溝通，以充分瞭解他們的意見。我們不斷完善利益相關方溝通機制，持續通過公司網站、微信公眾號等渠道披露公司信息，借助消費者滿意度調查、僱員滿意度調查、供應商會議等形式及時瞭解、回應利益相關方的期望與訴求，並以此為依據持續優化我們的可持續發展戰略與規劃。

Stakeholders 利益相關方	Demands and Expectations 訴求與期望		Main Communication Methods 主要溝通方式	
Consumers 消費者	• Product and service quality • Protecting consumer rights	• 產品與服務質量 • 保護消費者權益	• Customer satisfaction survey • Customer complaint mechanism	• 客戶滿意度調查 • 客戶投訴機制
Employees 僱員	• Compensation package • Development space • Employee benefits • Promotion policy • Training system • Internal communication channels	• 薪酬待遇 • 發展空間 • 僱員福利 • 晉升政策 • 培訓體系 • 企業內部溝通渠道	• Open communication • Employee mailbox/hotline • Training programs	• 公開交流 • 僱員信箱／熱綫 • 培訓項目
Government and Regulatory Agencies 政府或監管機構	• Compliance with local laws and regulations • Paying taxes in accordance with the law • Promoting local economic growth • Promoting local employment	• 遵守當地的法律法規 • 依法納稅 • 促進當地經濟增長 • 促進當地就業	• Regular visits • Policy communication	• 定期走訪 • 政策溝通
Suppliers/Partners 供應商／合作夥伴	• Purchasing policy • Supplier management system • Fair trade • Prompt payment	• 採購政策 • 供應商管理制度 • 公平交易 • 及時付款	• Supplier review • Regular visits • Supplier conference	• 供應商審查 • 定期走訪 • 供應商大會

Stakeholders 利益相關方	Demands and Expectations 訴求與期望		Main Communication Methods 主要溝通方式	
Retail Partner/ Distributor 加盟商／代理商	• Retail Partner/ Distributor policy • Retail Partner/ Distributor management	• 加盟／代理政策 • 加盟商／代理商管理	• Retail Partner/ Distributor communication	• 加盟商／代理商交流
Investors 投資者	• Stock price and dividend • Financial performance • Business prospects • Future development plan	• 股價與股息 • 財務情況 • 業務前景 • 未來發展計劃	• Information disclosure • Investor conferences and roadshows • Investor hotline/ e-mail	• 信息披露 • 投資者會議和路演 • 投資者熱綫／電郵
Industry Associations/ Chambers of Commerce 行業協會／商會	• Compliance with industry norms • Promoting the development of industry • Promoting industrial innovation	• 遵守行業規範 • 促進行業發展 • 推動產業創新	• External exchange and cooperation • Participating in industry seminars • Participating in industry standard development	• 對外交流合作 • 參與行業研討 • 參與行業標準制定
Community and Non-Profit Organizations 社區及非營利組織	• Supporting social welfare • Effective resource utilization • Protecting the ecological environment	• 支持社會公益 • 善用資源 • 保護生態環境	• Communicating with non-profit organizations • Organizing events jointly	• 與非營利組織交流 • 聯合舉辦活動
Media 媒體	• Business and product information • Financial performance • Future development direction • Corporate social responsibility	• 業務和產品情況 • 財務表現 • 未來發展方向 • 企業社會責任	• Press conference • Interview invitation • Regular seminars	• 新聞發布會 • 採訪邀請 • 定期座談

ESG Material Topics

Materiality Analysis, Review and Confirmation of Topics

Based on the *Code*, we have identified 22 ESG material topics in the three major areas of environment, society and governance, taking into account our own business model, industry development, external ESG rating and relevant policies in various operating locations. Based on the materiality principle and the results of the ESG material topics questionnaire of MINISO, we ranked ESG topics on the dimensions of "materiality to the Company" and "materiality to stakeholders" to draw a materiality analysis matrix of topics.

During the Reporting Period, we conducted a materiality review of topics. By analyzing industry trends, industry concerns and stakeholder expectations, we added two topics, i.e., "Product Innovation" and "Retail Partner and Distributor Management". We expanded the scope of the topic "Green Packaging" and renamed it as "Green Products". Additionally, we raised the materiality level of several topics such as "Response to Climate Change", "Energy Management" and "Chemical Safety".

The Board and the management have reviewed the results of the materiality analysis and confirmed the materiality of ESG topics and topic matrices for the Reporting Period.

ESG重要性議題

議題重要性分析、回顧及確認

我們以《守則》為基礎，結合自身業務模式、行業發展、外部ESG評級以及各運營地相關政策等維度，識別出環境、社會及管治三大領域的22項ESG重要性議題。根據重要性原則，我們參考名創優品ESG重要性議題調研問卷結果，就「對公司的重要性」以及「對利益相關方的重要性」兩個維度對ESG議題進行排序，繪製議題重要性分析矩陣。

於報告期內，我們對議題重要性進行檢視，通過對行業發展趨勢、同業關注及利益相關方期望等方面的分析，我們新增了「產品創新」與「加盟商與代理商管理」兩個議題，將「綠色包裝」議題的內涵進行拓展，議題名稱更新為「綠色產品」。同時，我們提升了有關「氣候變化應對」、「能源管理」及「化學品安全」等議題的重要性。

董事會及管理層已對重要性分析結果進行審閱，確認報告期ESG議題重要性及議題矩陣。



Materiality Matrix
重要性分析矩陣

Materiality List of ESG Topics
ESG議題重要性列表

Importance 重要性	Rank 排序	Topics ESG議題		Category 所屬範疇	
High Materiality **高度重要性**	1	Product Responsibility	產品責任	Social Topics	社會議題
	2	Employee Rights Protection	僱員權益保護	Social Topics	社會議題
	3	Intellectual Property	知識產權	Governance Topics	管治議題
	4	Compliance Governance	合規治理	Governance Topics	管治議題
	5	Business Ethics	商業道德	Governance Topics	管治議題
	6	Information Security and Customer Privacy Protection	信息安全與客戶隱私保護	Social Topics	社會議題
	7	Chemical Safety	化學品安全	Environmental Topics	環境議題
	8	Supply Chain Management	供應鏈管理	Social Topics	社會議題
	9	Green Products	綠色產品	Environmental Topics	環境議題
Moderate Materiality **中度重要性**	10	Marketing and Services	營銷與服務	Social Topics	社會議題
	11	Response to Climate Change	氣候變化應對	Environmental Topics	環境議題
	12	Diversity and Inclusion	多元及包容	Social Topics	社會議題
	13	Employee Development and Training	僱員發展與培訓	Social Topics	社會議題
	14	Product Innovation	產品創新	Social Topics	社會議題
	15	Franchisee and Distributor Management	加盟商與代理商管理	Social Topics	社會議題
	16	Energy Management	能源管理	Environmental Topics	環境議題
	17	Raw Material Procurement	原材料採購	Environmental Topics	環境議題
	18	Occupational Health and Safety	職業健康與安全	Social Topics	社會議題
	19	Water Resources Management	水資源管理	Environmental Topics	環境議題
	20	Waste Management	廢棄物管理	Environmental Topics	環境議題
General Materiality **一般重要性**	21	Product Carbon Footprint	產品碳足跡	Environmental Topics	環境議題
	22	Public Welfare and Charity	公益慈善	Social Topics	社會議題

Responding to the United Nations Sustainable Development Goals ("SDGs")

The United Nations SDGs call for a global commitment to joint action and use the 17 SDGs as a blueprint for a better and more sustainable future.

We refer to the SDGs in formulating our principles of action on sustainability and disclose our progress on an ongoing basis, with a view to working with our stakeholders, including employees, consumers and partners etc., towards a more inclusive and sustainable future. During the Reporting Period, we continued to prioritize our actions in response to the SDGs described below:

響應聯合國可持續發展目標（「SDGs」）

聯合國SDGs呼籲全球共同採取行動，將17個可持續發展目標作為實現更美好和更可持續未來的藍圖。

我們參考SDGs制定可持續發展方面的行動方向並持續披露相關進展，希望與我們的僱員、消費者和合作夥伴等利益相關方一起，通往更加包容和可持續的未來。於報告期內，我們持續以實踐優先響應以下所述的可持續發展目標：

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
 End poverty in all its forms everywhere. 在全世界消除一切形式的貧困。	1.1 End poverty in all its forms everywhere 1.1 在全世界消除一切形式的貧困	Public Welfare and Charity 公益慈善	• We launched the "Toys for Tots" donation raising event and the "Penpen 2 PENPEN" charity program to bring warmth to children in distress, thereby conveying our core values of warmth and happiness. • 開展「Toys for Tots」募捐活動及「Penpen2PENPEN」公益項目，為困境中的兒童帶去溫暖，傳遞品牌溫暖和快樂的核心價值。
 End hunger, achieve food security and improved nutrition and promote sustainable agriculture. 消除饑餓，實現糧食安全，改善營養狀況和促進可持續農業。	2.1 End hunger and ensure access by all people, in particular the poor and people in vulnerable situations, including infants, to safe, nutritious and sufficient food all year round. 2.1 消除饑餓，確保所有人，特別是窮人和弱勢群體（包括嬰兒）全年都能獲得安全、營養和充足的食物	Public Welfare and Charity 公益慈善	• We launched the "Penpen 2 PENPEN" charity program for food donation. • 開展「Penpen2PENPEN」公益項目，捐贈食品。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
	2.3 Double the agricultural productivity and incomes of small-scale food producers, in particular women, indigenous peoples, family farmers, pastoralists and fishers, including through secure and equal access to land, other productive resources and inputs, knowledge, financial services, markets and opportunities for value addition and non-farm employment. 2.3 將農業生產力和小規模糧食生產者（特別是婦女、土著人民、家庭農民、牧民和漁民）的收入翻一番，包括通過安全和平等地獲得土地、其他生產資源和投入品、知識、金融服務、市場以及增值和非農就業機會	Public Welfare and Charity 公益慈善	• We engaged in the procurement of agricultural products to be used in the employee cafeteria and for employee welfare, thereby supporting the revitalization of rural communities. • 採購助農產品用於僱員餐廳和僱員福利，助力鄉村振興。
 Ensure healthy lives and promote well-being for all at all ages. 確保健康的生活方式，促進各年齡段人群的福祉。	3.4 Reduce by one third premature mortality from non-communicable diseases through prevention and treatment and promote mental health and well-being. 3.4 通過預防和治療將非傳染性疾病導致的過早死亡率降低三分之一，並促進心理健康和福祉	Occupational Health and Safety 職業健康與安全	• We carried out routine maintenance of safety management and conducted facilities, conduct safety training and drills, and provided commercial insurance coverage. • We actively prioritized the physical and mental health of our employees, continuously organize employees to participate in medical health check-ups and volunteer medical services, carried out public awareness campaigns such as mental health promotion, and provided breast cancer and cervical cancer screening for female employees. • 日常維護安全管理及硬件設施，開展安全培訓及演練，提供商業保險保障。 • 積極關心僱員的身心健康，持續組織僱員參與體檢及義診，開展心理健康宣導等科普活動，並為女性僱員提供兩癌篩查。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
	3.8 Achieve universal health coverage, including financial risk protection, access to quality essential health-care services and access to safe, effective, quality and affordable essential medicines and vaccines for all. 3.8 實現全民健康覆蓋，包括金融風險保護，為所有人提供優質基本衛生保健服務，以及人人獲得安全、有效、優質和負擔得起的基本藥物和疫苗	Public Welfare and Charity 公益慈善	• We carried out the "RED POWER" charity program, which focuses on women's menstrual health and provides sanitary napkins and other daily necessities for adolescent girls in developing regions, and conduct female physiology classes to raise women's physiological hygiene awareness. • 開展「她友力」公益項目，關注女性生理衛生健康，為發展中地區的青春期女孩提供衛生巾等生活用品支持，並開展女性生理知識課堂，提高女性衛生意識。
	3.9 Substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination 3.9 大幅減少危險化學品以及空氣、水和土壤污染造成的死亡和患病人數	Chemical Safety 化學品安全	• We established a strict assessment mechanism for hazardous chemicals to eliminate the use of any prohibited chemical substances. • We gradually reduce and eventually cease the use of harmful and restricted chemicals, such as using Tritan plastic to replace PC, and proactively phase out per – and polyfluoroalkyl substances (PFAS) • 制定嚴格的危險化學品評估機制，杜絕任何違禁化學物質的使用。 • 逐步減少直至停止使用有害及受限化學品，如使用Tritan塑料替代PC，並主動淘汰全氟和多氟烷基物質（「PFAS」）。
Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all. 確保包容和公平的優質教育，讓全民終身享有學習機會。	4.1 Ensure that all girls and boys complete free, equitable and quality primary and secondary education leading to relevant and effective learning outcomes 4.1 確保所有女孩和男孩完成免費、公平和優質的中小學教育，從而取得相關和有效的學習成果	Public Welfare and Charity 公益慈善	• We jointly launched the "Happy Reading for Children's Dreams" campus charity program and established two "Yitong Reading Rooms" to provide books and learning materials and brighten children's reading dreams. • 聯合開展「悅讀童夢」校園公益活動，打造兩所「益童書屋」，提供圖書及學習用品，點亮孩子們的讀書夢。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
	4.2 Ensure that all girls and boys have access to quality early childhood development, care and preprimary education so that they are ready for primary education 4.2 確保所有女孩和男孩都能獲得優質的兒童早期發展、保育和學前教育，以便他們為接受初等教育做好準備	Public Welfare and Charity 公益慈善	• We carried out the "RED POWER" charity program, which focuses on women's menstrual health and provides sanitary napkins and other daily necessities for adolescent girls in developing regions, and conduct female physiology classes to raise women's physiological hygiene awareness. • 開展「她友力」公益項目，關注女性生理衛生健康，為發展中地區的青春期女孩提供衛生巾等生活用品支持，並開展女性生理知識課堂，提高女性衛生意識。
	4.4 Substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship 4.4 大幅增加擁有就業、體面工作和創業相關技能（包括技術和職業技能）的青年和成人人數	Employee Development and Training 僱員發展與培訓	• The Employees' Union has established a subsidy policy for on-the-job academic education, providing subsidies to employees who participate in open education and adult college entrance examinations. • 工會設立在職學歷教育補貼政策，面向參與開放教育和成人高考的僱員提供相應補貼。
	4.5 Eliminate gender disparities in education and ensure equal access to all levels of education and vocational training for the vulnerable, including persons with disabilities, indigenous peoples and children in vulnerable situations 4.5 消除教育中的性別差距，確保弱勢群體（包括殘疾人、土著人民和弱勢兒童）平等獲得各級教育和職業培訓	Employee Development and Training 僱員發展與培訓	• Annually, we formulate training programs tailored to employees of various functions and levels, and provide over 1,000 training courses through the employee learning platform. • 每年針對不同類別、不同職級的僱員制定培訓計劃，通過僱員學習平台提供超千門培訓課程。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
 Achieve gender equality and empower all women and girls. 實現性別平等，增強所有婦女和女童的權能。	5.1 End all forms of discrimination against all women and girls everywhere 5.1 結束世界各地對所有婦女和女童的一切形式歧視	Diversity and Inclusion Employee Rights Protection 多元及包容 僱員權益保護	• We provide female employees maternity leave, maternity check-up leave, nursing leave, and unisex parent-teacher meeting leave as basic benefits, and we have set up the "Loving Mother Space" to provide a dedicated space for pregnant mothers or baby mothers in need. • 為女性僱員設置產假、產檢假、哺乳假，及男女通用的家長會假等基礎福利，建設「愛心媽媽小屋」，為有需要的孕媽或寶媽提供專屬空間。
	5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life 5.5 確保婦女充分有效地參與政治、經濟和公共生活的各個層面決策，並有平等的機會擔任領導職務	Diversity and Inclusion Employee Rights Protection 多元及包容 僱員權益保護	• We ensure that female employees enjoy equal labor and development rights as male employees, and offer comprehensive care and assistance for female employees. • 保障女性僱員享有與男性僱員同等的勞動及發展的權利，並為女性僱員提供多樣化關愛與支持。
 Ensure availability and sustainable management of water and sanitation for all. 為所有人提供水和環境衛生並對其進行可持續管理。	6.4 Substantially increase water-use efficiency across all sectors and ensure sustainable withdrawals and supply of freshwater to address water scarcity and substantially reduce the number of people suffering from water scarcity 6.4 大幅提高所有部門的用水效率，確保可持續的淡水取用和供應，以解決水資源短缺問題，並大幅減少缺水人數	Water Resources Management Energy Management 水資源管理 能源管理	• We adopted targeted control measures on electricity and water consumption in office areas, retail stores and logistics warehouses. • We carried out energy-saving technological renovations, regularly inspected water pipes and taps for leakage, and strived to fully complete the replacement of energy-saving light fixtures and water-saving appliances. • 在辦公區域、零售門店和物流倉庫等區域都採取了有針對性的用電及用水管控措施。 • 進行節能技術改造，定期檢查水管和水龍頭有無跑冒滴漏現象，並爭取全面完成節能燈具和節水型器具的更換。
 Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all. 促進持久、包容和可持續經濟增長，促進充分的生產性就業和人人獲得體面工作。	8.2 Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labour-intensive sectors 8.2 通過多元化、技術升級和創新，包括專注於高附加值和勞動密集型行業，實現更高水準的經濟生產力	Employee Rights Protection 僱員權益保護	• We are committed to the globalization and localization of talents to create more career development opportunities for talents across different regions while maintaining a steady growth of our business. • 積極實施人才全球化及本土化，在業務穩健發展的同時為不同地區的人才創造更多職業發展機會。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
	8.5 Achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for equal work. 8.5 實現包括青年和殘疾人在內的所有女性和男性的充分生產性就業和體面工作，以及同工同酬	Employee Rights Protection 僱員權益保護	• We helped the visually impaired trainees of the Guangzhou Tree of Life Disabilities Innovation Center Employment Training Camp to become self-employed market vendors, enabling them to transform the experience they gained during the process into comprehensive skills for various professional positions. • We proactively conducted surveys to understand the living conditions and working environment of our employees, identified those in need, and established files for eligible staff. Through timely tracking and management, we have significantly enhanced support for employees facing difficulties and distributed hardship allowances. • For the members of the Employees' Union who are hospitalized due to illness may apply for condolence payment or condolence items. For employees who are in financial difficulties or suffering from sudden hardship, the committee of Employees' Union will provide one-time financial assistance at their discretion as appropriate. • 幫助合木創新中心殘障創新就業訓練營的視障學員們成為自主生計的市集攤主，使他們將過程中汲取的經驗轉變成為進入職場不同崗位的綜合技能。 • 主動開展僱員生活狀況、工作環境等信息摸底，進行困難認定並為符合條件的僱員建立檔案，及時跟蹤管理以切實加大困難僱員幫扶力度，發放困難補貼。 • 工會僱員因病住院，可申請慰問金或慰問品。對於經濟困難或遭受突發性困難的僱員，工會委員會將視情形酌情給予一次性經濟補助。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
	8.7 Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms 8.8 Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment 8.7 立即採取有效措施，消除強迫勞動，結束現代奴隸制和人口販運，確保禁止和消除最惡劣形式的童工勞動，包括招募和使用童兵，並在2025年之前消除一切形式的童工勞動 8.8 保護勞工權利，為所有工人（包括移徙工人，特別是女性移徙工人和不穩定就業者）提供安全可靠的工作環境	Employee Rights Protection 僱員權益保護	• We incorporated provisions against child labor, forced labor, and discriminatory practices into internal policies, explicitly prohibiting the use of child labor and any form of forced labor. • 將反對童工、反對強制勞動及反歧視行為的相關條款納入內部政策之中，明確禁止使用童工以及任何類型的強迫勞工行為。
  Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation. 建造具備抵禦災害能力的基礎設施，促進具有包容性的可持續工業化，推動創新。	9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, in particular developing countries 9.5 加強科學研究，提升所有國家，特別是發展中國家工業部門的技術能力	Product Responsibility 產品責任	• We upgraded our "Global Product Innovation Center" and built four design centers in China, the United States, Japan and South Korea to provide more professional design output for different markets. • We focus on three major innovation capabilities, namely insight, design and technology to create more "Appealing, Playful, and Useful" products for consumers. • 全新升級「全球產品創新中心」，於中國、美國、日本及韓國投入建設4個設計中心，並針對不同區域的市場提供更為專業的設計輸出。 • 圍繞洞察能力、設計能力、技術能力這三大創新能力，為消費者創造更多「好看、好玩、好用」的產品。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
 Reduce inequality within and among countries. 減少國家內部和國家之間的不平等。	10.2 Empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status 10.2 增強所有人的權能並促進社會、經濟和政治包容，不分年齡、性別、殘疾、種族、民族、出身、宗教或經濟或其他地位	Employee Rights Protection 僱員權益保護	• We established a local talent team, focusing on a localization rate for overseas operating personnel, and especially, the localization rate of 100% for store managers. • We oppose all discrimination, harassment and similar misconduct on the basis of gender, age, religion and nationality, and penalize the involved personnel according to the violation. • 建立植根當地的人才隊伍，關注境外運營人才本地化率，尤其是店長本地化率為100%。 • 反對一切基於性別、年齡、宗教和國籍的歧視、騷擾及類似不當行為，並根據實際情況針對違反規定的涉事人員進行處罰。
	10.3 Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard. 10.3 確保機會均等，減少結果不平等，包括消除歧視性法律、政策和做法，並促進這方面的適當立法、政策和行動	Diversity and Inclusion 多元與包容	• We further formalized the recruitment process, prohibited the appearance of sensitive terms such as academic qualifications and gender in job descriptions, and required all personnel involved in recruitment (including HR specialists and heads of hiring departments) to comply with the interviewer code of conduct. • 進一步規範招聘程序，禁止在崗位招聘描述中出現學歷、性別等敏感詞彙，要求所有招聘相關人員（包括人力資源專員及用人部門主管等）遵守面試官守則。
 Make cities and human settlements inclusive, safe, resilient and sustainable. 建設包容、安全、有韌性和可持續的城市和人類住區	11.3 Enhance inclusive and sustainable urbanization and capacity for participatory, integrated and sustainable human settlement planning and management in all countries 11.3 加強所有國家的包容性和可持續城市化，以及參與式、綜合性和可持續的人類住區規劃和管理能力	Public Welfare and Charity 公益慈善	• We jointly launched the project "Park Ecological Scientific Management – The Furry Friends' Top Secret Plan" to prevent ecological issues arising from the overpopulation of stray animals in public environments. • 聯合開展「公園生態科學治理 — 毛孩子的絕密計劃」項目，避免公共環境中流浪動物繁殖過多導致的生態問題。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
  Ensure sustainable consumption and production patterns. 採用可持續的消費和生產模式。	12.1 Implement the 10-Year Framework of Programmes on Sustainable Consumption and Production Patterns, all countries taking action, with developed countries taking the lead, taking into account the development and capabilities of developing countries 12.1 實施可持續消費和生產模式十年方案框架，所有國家都採取行動，發達國家帶頭，同時考慮到發展中國家的發展和能力	Green Products 綠色產品	• We introduced PENPEN dolls that are made from environmentally friendly and recycled materials and data cables with natural plant fibers to achieve sustainable consumption. • We comply with domestic and international laws and regulations related to product packaging, and reduce the consumption of packaging materials through green packaging, lightweight packaging and packaging recycling. • 推出環保再生材料打造的PENPEN玩偶以及加入天然植物纖維的環保數據綫，實現可持續消費。 • 遵守國內外產品包裝相關的法律法規，通過包裝綠色化、包裝輕量化及包裝循環利用等措施，減少包裝材料的使用。
	12.4 Achieve the environmentally sound management of chemicals and all wastes throughout their life cycle, in accordance with agreed international frameworks, and significantly reduce their release to air, water and soil in order to minimize their adverse impacts on human health and the environment 12.4 根據商定的國際框架，實現化學品和所有廢物在其整個生命週期內的無害環境管理，並大幅減少它們向空氣、水和土壤中的排放，以盡量減少它們對人類健康和環境的不利影響	Chemical Safety 化學品安全	• In compliance with relevant regulations and industry standards, we have listed high-risk chemical categories to be reduced or banned. Suppliers are required to submit the chemical materials used in product development through a digital reporting system. • 按照適用的相關法規及行業標準要求，列舉出須減少或禁用的高風險化學品類目清單，要求供應商通過數字化系統上報開發產品所使用的化學材料。
	12.5 Substantially reduce waste generation through prevention, reduction, recycling and reuse 12.5 通過預防、減少、回收和再利用來大幅減少廢棄物的產生	Green Products 綠色產品	• The TOP TOY brand has comprehensively adopted recyclable plastic for its product packaging, and at the same time, the inner box design has been optimized to reduce the use of packaging materials while ensuring product durability. • TOP TOY品牌產品包裝全面採用可回收塑料，同時優化包裝內盒設計，在保障產品耐用性的前提下減少包裝材料使用。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末,我們的亮點回應
Take urgent action to combat climate change and its impacts. 採取緊急行動應對氣候變化及其影響。	13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries. 13.1 加強所有國家對氣候相關災害和自然災害的復原力和適應能力	Green Products 綠色產品	• We are committed to developing products using 100% recycled materials or natural or plastic materials, and we prioritize selecting suppliers certified by the Forest Stewardship Council ("FSC"). • 致力於研發使用100%回收材料或天然及塑料材料的產品,及盡可能選擇森林管理委員會(「FSC」)認證的供應商。
	13.2 Integrate climate change measures into national policies, strategies and planning 13.2 將氣候變化措施納入國家政策、戰略和規劃	Response to Climate Change 氣候變化應對	• The Board is responsible for assessing climate risks and formulating effective risk response measures and internal control systems to proactively address climate change. • 董事會負責評估氣候風險,並制定有效的風險應對措施及內部控制系統,積極應對氣候變化。
	13.3 Improve education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning 13.3 加強減緩、適應、減少影響和早期預警方面的教育、提高認識以及人員和機構能力	Response to Climate Change 氣候變化應對	• We enhanced supply chain resilience by establishing diversified supply chains and inventory strategies to ensure rapid resource allocation in the event of climate disasters. • We strengthened early warning and emergency plan for disasters by establishing a meteorological monitoring system and a mechanism for providing emergency preparedness training to employees to shorten post-disaster recovery time. • 增強供應鏈韌性,建立多元化供應鏈與庫存策略,確保發生氣候災害時能夠保障資源快速調配。 • 強化災害預警與應急計劃,建立氣象監測系統與員工應急培訓機制,縮短災後恢復時間。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
 Conserve and sustainably use the oceans, seas and marine resources for sustainable development. 保護和可持續利用海洋和海洋資源以促進可持續發展。	14.2 Sustainably manage and protect marine and coastal ecosystems to avoid significant adverse impacts, including by strengthening their resilience, and take action for their restoration in order to achieve healthy and productive oceans 14.3 Minimize and address the impacts of ocean acidification, including through enhanced scientific cooperation at all levels 14.2 可持續地管理和保護海洋和沿海生態系統，以避免重大不利影響，包括加強其復原力，並採取行動恢復它們，以實現健康和多產的海洋 14.3 盡量減少和解決海洋酸化的影響，包括加強各級科學合作	Public Welfare and Charity 公益慈善	• MINISO Réunion initiated public welfare activities to secure and repair damaged coral fragments, providing a second chance for growth and supporting the ecological recovery of coral reefs. • 開展留尼汪拯救珊瑚礁公益活動，固定和修復受損的珊瑚碎片，給予珊瑚礁二次生長機會，為珊瑚礁生態恢復提供支持。
  Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss. 保護、恢復和促進可持續利用陸地生態系統，可持續管理森林，防治荒漠化，制止和扭轉土地退化，遏制生物多樣性的喪失。	15.2 Promote the implementation of sustainable management of all types of forests, halt deforestation, restore degraded forests and substantially increase afforestation and reforestation globally 15.2 促進實施各種類型森林的可持續管理，制止毀林，恢復退化的森林，並大幅增加全球植樹造林和再造林	Public Welfare and Charity 公益慈善	• We initiated the purchase of penguin plush toys to participate in the Tree Donation Program in the Andes. • 發起購買企鵝公仔參與安第斯山脈捐樹公益活動。
	15.4 Ensure the conservation of mountain ecosystems, including their biodiversity, in order to enhance their capacity to provide benefits that are essential for sustainable development 15.4 確保保護山區生態系統，包括其生物多樣性，以增強其提供對可持續發展至關重要的惠益的能力	Biodiversity Conservation 生物多樣性保護	• We are committed to identifying and managing the potential negative effects on biodiversity and ecosystems in accordance with global biodiversity conservation goals and *the Chinese Programme for Natural Protection*. We have not experienced any incidents that have caused significant pollution or impact on the environment or damage to the biodiversity. • 承諾依據全球生物多樣性保護目標和《中華人民共和國自然保護綱要》，加強識別和管理業務活動對生物多樣性和生態系統產生的潛在負面影響，未發生對環境造成重大污染和影響或有損生物多樣性的事件。

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels. 創建和平、包容的社會以促進可持續發展，讓所有人都能訴諸司法，在各級建立有效、負責和包容的機構。	16.2 End abuse, exploitation, trafficking and all forms of violence against and torture of children. 16.2 制止虐待、剝削、販運以及針對兒童的一切形式的暴力和酷刑	Employee Rights Protection 僱員權益保護	• We incorporated provisions against child labor, forced labor, and discriminatory practices into internal policies, explicitly prohibiting the use of child labor and any form of forced labor. • 我們已將反對童工、反對強制勞動及反歧視行為的相關條款納入內部政策之中，明確禁止使用童工以及任何類型的強迫勞工行為。
	16.3 Promote the rule of law at the national and international levels and ensure equal access to justice for all. 16.3 在國家和國際層面促進法治，確保所有人平等訴諸司法	Business Ethics 商業道德	• We set up an HR support ticket system, an HR mailbox and a corporate mailbox of Employees' Union as real-time communication channels for employees. Upon receiving feedback from employees, we will coordinate with the Audit Center to verify and handle the issues promptly. • We have established a sound governance structure and formulated multiple policies for rights protection to ensure that all employment practices are legal and compliant, and to promote the implementation of fair and non-discriminatory employment policies. • 設置HR工單系統、HR專用郵箱及工會的專屬企業郵箱，作為僱員實時溝通的渠道，並在接收到僱員反饋時，第一時間協同審核中心核實及處理。 • 建立健全的管治架構，制定多項權益保護政策確保各項僱傭工作合法合規，促進公平和非歧視性的就業政策落實。
	16.5 Substantially reduce corruption and bribery in all their forms. 16.5 大幅減少一切形式的腐敗和賄賂	Business Ethics 商業道德	• We maintain a zero-tolerance policy towards corruption and are determined to combat any form of potential corruption and bribery. • The Company's founder has personally established a "10 Million Anti-Corruption Incentive Fund" to reward reports of dishonest behaviors such as commercial bribery, corruption, and infringement on the interests of the Company. • 對貪腐現象堅持零容忍，堅決打擊任何形式的潛在腐敗和賄賂行為。 • 公司創始人以個人名義出資成立「1,000萬反腐獎勵基金」，用於獎勵對於商業賄賂、貪污腐敗、侵佔公司利益行為等不誠信行為的舉報。
	16.6 Develop effective, accountable and transparent institutions at all levels 16.6 在各級建立有效、負責和透明的機構	Business Ethics 商業道德	

United Nations Sustainable Development Goals ("SDGs") 聯合國可持續發展目標(SDGs)	Sub-targets under SDGs SDGs下的子目標	Our ESG Topics 我們的ESG議題	Our Highlights as of the End of the Reporting Period 截至報告期末，我們的亮點回應
  Strengthen the means of implementation and revitalize the global partnership for sustainable development. 加強執行手段，重振可持續發展全球夥伴關係。	17.16 Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the Sustainable Development Goals in all countries, in particular developing countries 17.16 加強全球可持續發展夥伴關係，輔以多方利益相關者夥伴關係，動員和分享知識、專業技能、技術和財政資源，以支援所有國家，特別是發展中國家實現可持續發展目標	Supply Chain Management Product Responsibility Franchisee and Distributor Management 供應鏈管理 產品責任 加盟商與代理商管理	• We maintain communication with United Nations agencies, the world economic forum, governments, civil society, non-governmental organizations, suppliers, retailers, industry associations and corporates, striving to achieve our development goals and promote sound economic growth. • We collaborate with public welfare institutions, government organizations, suppliers, industry associations and peers to actively participate in the development of various industry standards and strive to achieve sustainable economic growth. • 與聯合國機構、世界經濟論壇、各國政府、民間社會、非政府組織、供應商、零售商、行業協會和企業保持溝通，努力實現我們的發展目標，促進經濟良好增長。 • 與公益機構、政府組織、供應商、行業協會及同行企業攜手共進，積極參與行業內各項團體標準的制定工作，努力實現可持續的經濟增長。

Compliance Governance to Build a Solid Foundation
合規管治　築牢美好之基

We uphold the principles of good corporate governance and take on the responsibility for the Group's healthy development. To achieve this, we have established and continuously improving our internal governance mechanisms. We remain vigilant about potential risks and vigorously support integrity and anti-corruption education within the Group, thereby enhancing our overall governance level and lay a solid foundation for our sustainable development.

我們秉持良好企業管治理念，肩負起本集團健康發展的責任。為此，我們建立並持續完善內部治理機制，時刻防範潛在風險點，大力支持本集團廉政教育宣導建設，以提升我們整體管治水平，為本集團可持續發展打下基礎。

Material Topics in This Section

Compliance Governance
Business Ethics
Intellectual Property

本章節重要性議題

合規治理
商業道德
知識產權

Response to the SDGs in This Section





16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

本章節回應的SDGs





16 和平、正義與強大機構
17 促進目標實現的夥伴關係

Compliance Governance
合規治理

Management Concept and Policy

We have been dedicated to upholding and executing the highest standards of corporate governance, and given high prominence to the protection of the interests of all shareholders, including minority shareholders. Strictly adhering to the relevant laws and regulations for listed companies on the Hong Kong Stock Exchange, U.S. Securities and Exchange Commission and New York Stock Exchange, we have established a robust corporate governance system to promote the sustainable and healthy development of the Company. We have retained professional compliance advisors to provide us with advice and guidance on the laws and regulations we should abide by upon listing on New York Stock Exchange and the Hong Kong Stock Exchange.

Governance Structure

We have established three committees under the Board (the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee). Each committee plays a distinct role in assisting the Board in fulfilling its responsibilities and overseeing our business operations. Additionally, these committees periodically focus on specific topics and practices related to our sustainable development.

The terms of reference for each committee and relevant information about our Directors have been published on our Investor Relations website (https://ir.miniso.com).

管理理念與政策

我們始終致力於維護和執行最高標準的企業管治，高度重視全體股東權益（包括少數股東權益）的保護。我們嚴格遵守香港聯交所、美國證監會和紐交所相關的上市公司法律法規，建立健全的公司治理體系，推動本公司持續健康發展。我們聘請專業合規顧問，就我們在紐交所及香港聯交所上市後需遵守的各項法律法規向我們提供專業意見及指引。

管治架構

我們的董事會下設三個專門委員會（審計委員會、薪酬委員會以及提名及企業管治委員會），各專門委員會各司其職，有效協助董事會履行職責及監督我們的各項業務運營，並不時關注我們可持續發展範疇的特定事宜及實務。

有關本公司各董事委員會的職權範圍及各董事的相關資料已刊登於我們的投資者關係網站（https://ir.miniso.com）。



Board
董事會

Audit Committee
審計委員會

Compensation Committee
薪酬委員會

Nominating and Corporate Governance Committee
提名及企業管治委員會

Directors' Compensation

With respect to the shareholding of the Company by independent non-executive Directors, the Company requires that independent Directors shall not hold 1% or more of the shares (including treasury shares) of the Company. Other requirements regarding the independence of the independent non-executive Directors of the Company shall comply with relevant requirements of the New York Stock Exchange and Rule 3.13 of the Main Board Listing Rules of the Hong Kong Stock Exchange.

Board Diversity

We firmly believe that Board diversity, including gender diversity, is highly beneficial for corporate development and a fundamental element in strengthening talent advantages and enhancing the Company's competitiveness. In accordance with the requirements of the *Corporate Governance Code* set out in Appendix C1 to the *Listing Rules*, we have adopted a Board diversity policy. During the nomination and appointment of a Board member, we consider a range of factors, including but not limited to gender, age, educational background, professional experience, skills and knowledge, industry experience, race and ethnicity, cultural background, and other factors as may be relevant, striving for a diverse Board composition.

As of the end of the Reporting Period, our Board is consisted of four Directors with independent non-executive Directors constituting three-quarters of the Board, including one female independent non-executive Director.

Board Independence

Under the Rule 3.13 and Appendix D2.12B of the *Listing Rules*, an issuer must confirm in each of its annual reports whether it still considers the independent non-executive director to be independent. As of the end of the Reporting Period, we have received annual confirmation of independence from each independent non-executive Director, affirming their independence.

To ensure Board independence, the Nominating and Corporate Governance Committee conducts an annual assessment of the independence of all independent non-executive Directors, confirming their compliance with the independence criteria outlined in the Rule 3.13 of the *Listing Rules*, and the absence of relationships or circumstances that may affect or appear to affect their independent judgment.

As of the end of the Reporting Period, the majority of the Board members were independent non-executive Directors, with the Company's Chief Executive Officer serving as the sole executive Director. The Nominating and Corporate Governance Committee will continue to review the structure, size, and composition of the Board on a regular and ongoing basis to ensure the number of independent Directors meets the minimum requirements stipulated by the New York Stock Exchange and the Hong Kong Stock Exchange.

董事薪酬

在獨立非執行董事持有公司股份方面，公司要求獨立董事不得持有本公司（包括庫存股）等於或大於1%的股份，其餘有關本公司獨立非執行董事獨立性的要求，將遵守紐交所及港交所主板3.13的相關要求。

董事會多元化

我們始終認可董事會多元化（包括性別多元化）對於企業發展而言裨益良多，也是增強人才優勢、提升企業競爭能力的基本要素。依據《上市規則》附錄C1中列出的《企業管治守則》要求，我們已採納董事會多元化政策，在提名及委任董事會成員時，綜合考慮多項因素，包括但不限於性別、年齡、教育背景、專業經驗、技能和知識、行業經驗、種族及族裔、文化背景以及其他因素，務求達致董事會的多元化。

截至報告期末，我們共有四名董事，獨立非執行董事人數達到董事會人數的四分之三，其中包含一名女性獨立非執行董事。

董事會獨立性

根據《上市規則》第3.13條及附錄D2.12B，上市發行人每年均需在年報中確認其是否仍然認為有關獨立非執行董事確屬獨立人士。截至報告期末，我們已接獲各獨立非執行董事發出的年度獨立性確認函，且董事會認為彼等各自獨立。

為確保董事會的獨立性，提名及企業管治委員會負責每年評估所有獨立非執行董事的獨立性，並確認各人是否符合《上市規則》第3.13條所載有關獨立性的準則，及是否有任何可能影響或令人覺得影響其獨立判斷的關係或情況。

截至報告期末，本公司董事會的成員絕大部分為獨立非執行董事，本公司首席執行官為董事會內唯一執行董事。提名及企業管治委員會將持續定期審查董事會的結構、規模和組成，使董事會成員至少包含紐交所和香港聯交所規定的最低限度的獨立董事人數。



Position
任命職位

1
3

- Executive Director　執行董事
- Independent Non-executive Directors　獨立非執行董事



Gender
性別

1
3

- Male　　男性
- Female　　女性



Age
年齡

1
2
1

- 40-44　　　　40-44歲
- 45-49　　　　45-49歲
- 50 and above　50歲及以上

Tenure
服務任期

1
1
3

- 3-4 years　　　3-4年
- More than 4 years　4年以上

Risk Management and Internal Control

We have adopted and implemented comprehensive risk management policies in all aspects of business operations, including financial reporting, internal control, regulatory compliance and human resources in compliance with the requirements stipulated in the *Listing Rules* and the *Corporate Governance Code* regarding risk management and internal control. We are dedicated to establishing and maintaining a risk management and internal control system comprising policies and procedures tailored for our business operations, with a continual focus on improving this system.

In addition, with the support of the management reports and internal audit results of the Audit Committee and the Internal Audit Department, the Board of Directors annually reviews the effectiveness of the risk management (including environmental, social and governance risks) and internal control systems of the Company and its subsidiaries, covering financial, operational and compliance monitoring, and will consider whether the relevant systems are effective and adequate.

By establishing a comprehensive risk management system, we enhance and refine our risk control processes to identify, measure, analyze, and evaluate the various risks that may arise in our business operations, and take timely and effective measures for prevention and control. Currently, we have launched a digital internal control platform system, facilitating data collection from various systems to provide a reference for the comprehensive management of the Group's significant risks.

風險管理與內部控制

我們依據《上市規則》及《企業管治守則》中有關風險管理及內部控制的要求，在財務報告、內部控制、監管合規及人力資源等業務運營的各方面採用並實施全面的風險管理政策。我們致力於建立及維護適合我們業務運營的政策及程序組成的風險管理及內部控制系統，並致力於持續完善該系統。

此外，董事會每年均在審計委員會及內部審計部門的管理報告及內部審計結果的支持下，檢討本公司及其附屬公司的風險管理（包括環境、社會和管治風險）及內部控制系統的效能，包括財務、營運及合規監控，並將考慮有關系統是否有效及充分。

我們通過搭建全面風險管理體系，加強並完善風險管控流程，對企業運營中可能產生的各種風險進行識別、衡量、分析與評價，並適時採取及時有效的方法進行防範和控制。目前，我們已上綫數字化內控平台系統，通過收集各系統數據，為全面管理本集團重大風險提供參考依據。

Risk Management System

風險管理體系

First Line of Defense 第一道防綫	Provide professional knowledge and tools to identify risks through work plans and methodologies. Enhance risk monitoring by delving deeper into business processes and conducting ongoing reviews of high-risk matters.	對風險事項提供專業知識和工具，通過既定的工作計劃和方法辨認風險，通過不斷深入業務流程，對風險系數較大的事項進行持續覆核來優化風險監控。
Second Line of Defense 第二道防綫	Coordinate, guide and inspect the Group's internal control and risk management.	統籌建設、指導和檢查本集團內部控制與風險管理工作。
Third Line of Defense 第三道防綫	Independently and objectively evaluate risk matters and conduct audits to enhance the efficiency of the first and second lines of risk defense, and promote the systematic construction of the risk management and control.	獨立客觀地評價或審計風險事項，提升第一、二道風險防綫的作用，推動風險管控體系化建設。

Risk Management Process

風險管理流程



Risk Identification 風險識別

- Establish a comprehensive risk management team to collect risk information from relevant departments, including ESG risks such as product quality, information protection and operational risks.
- 成立全面風險管理小組，向相關部門收集風險信息，其中包括產品質量、信息保護、經營風險等ESG風險。



Risk Response 風險應對

- The comprehensive risk management team proposes risk management solutions with input from functional departments. The internal audit department assesses the adequacy and appropriateness of the proposed solutions.
- 全面風險管理小組提出風險管理解決方案，職能部門提供意見，內部審計部門評估方案的充分性及適當性。

- Each functional department executes the approved risk management solutions, assigning responsibility for risk control to specific positions or processes and ensuring their implementation.
- 各職能部門實施風險管理解決方案，將風險控制責任落實到具體崗位或流程並實施執行。

- The comprehensive risk management team progressively establishes and refines an early warning mechanism for material risks and an emergency response mechanism for unexpected incidents.
- 全面風險管理小組逐步建立健全重大風險預警機制和突發事件應急處理機制。



Supervision and Remediation
監督及改進

- The Audit Committee, operating under the Board, oversees the implementation of the Company's risk management policies. It ensures the identification, assessment, and control of risks involved in business operations. In the event of significant risk incidents, the Audit Committee should report to the Board, analyze the causes thoroughly, clarify responsible parties, and enforce accountability.
- 董事會下設的審計委員會負責監督本公司風險管理政策的實施，並確保識別、評估和控制業務運營中涉及的風險。在發生重大風險事故時，審計委員會需及時向董事會報告，同時深入剖析原因，明確責任人及進行追責。

- We continuously perfect the risk management system and consolidate risk prevention by reviewing the management policies, optimizing the management procedures, and promoting management execution.
- 通過進一步檢討風險管理制度、優化管理流程及促進管理執行等方式，完善風險管理體系，夯實風險防範。

Internal Control

We are committed to establishing stringent internal control procedures and continuously optimizing our internal control system by implementing measures such as risk assessment, strengthening compliance review for internal controls, and enhancing overall risk awareness. We utilize the Linglu Internal Control Platform System to collect data from various systems in order to comprehensively manage the Group's material risks. The Audit Committee continuously monitors the implementation of relevant policies and works with the internal audit department and senior management to ensure that our policies and implementation are effective and adequate.

內部控制

我們致力於建立嚴格的內部控制程序，通過執行風險評估、加強內控合規審查及提升整體風險意識等措施，持續優化內部控制體系的建設。我們通過靈鹿內控平台系統收集各種系統數據以全面管理集團重大風險。審計委員會持續監督相關政策實施情況，並與內部審計部門和高級管理層合作，以確保我們的政策及實施屬有效及充分。

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點ESG績效

The Audit Department has reported the internal control audit work to the Audit Committee, ensuring the effectiveness of risk control.

審計部已向審計委員會開展內控審計工作匯報，確保了風險管控的有效性。



Business Ethics
商業道德

Management Concept

"Positivity" is one of our corporate culture philosophies, representing an open and inclusive, positive and upward, and transparent and sunny mechanism. We are committed to building a corporate culture of high ethical standards, continually refining anti-corruption and intellectual property protection related policies and regulations, strengthening internal monitoring and reporting policies, providing comprehensive employee integrity education and training, and are dedicated to fostering a sunny, trustworthy, and transparent business environment in collaboration with our business partners.

Management Policy

We strictly adhere to the *Company Law of the People's Republic of China*, the *Anti-Money Laundering Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China, the Provisional Regulations on the Prohibition of Commercial Bribery*, *Corporate Governance Code, the U.S. Foreign Corrupt Practices Act* ("FCPA"), the *U.K. Bribery Act 2010*, and other anti-corruption laws and regulations. We maintain a zero-tolerance policy towards corruption and are determined to combat any form of potential corruption and bribery, including bribery, kickbacks, excessive gifts, facilitation payments, extortion, money laundering, fraud and payments or quotations for improper business benefits, with corresponding management measures to address these issues.

We have established several policies and regulations related to business ethics, including the *Code of Anti-Corruption*, the *Policy of Compliance and Accountability*, the *Rule of Conflict of Interest Management*, the *Rule of Integrity Self-Discipline*, and the *Policy of Complaint and Whistleblowing*. By strengthening our institutional framework, we standardize the Company's internal management and employee conduct guidelines to prevent the occurrence of fraudulent activities. Meanwhile, we have become the governing member of the Trust and Integrity Enterprise Alliance since 2018. Severe misconduct will be handled in accordance with *the Sharing Mechanism for the List of Discredited Persons* in the Trust and Integrity Enterprise Alliance.

Management Practice
Integrity Commitment

We insist "zero-tolerance" towards anti-corruption and integrity compliance. We have established anti-corruption management requirements for our Directors, employees, suppliers, outsourced personnel and other business partners.

管理理念

「陽光」是我們的企業文化理念之一，其代表豁達包容、積極向上和開放透明的陽光機制。我們致力於打造高道德標準的企業文化，持續完善反貪腐及知識產權保護相關規章制度，強化內部監察及舉報制度，加強僱員廉潔教育與培訓，致力於與商業夥伴共建陽光、誠信、透明的商業環境。

管理政策

我們嚴格遵守《中華人民共和國公司法》、《中華人民共和國反洗錢法》、《中華人民共和國反不正當競爭法》、《關於禁止商業賄賂行為的暫行規定》、《企業管治守則》、美國《海外反腐敗法》（「FCPA」）以及英國《2010年反賄賂法案》等法律法規，對貪腐現象堅持零容忍，堅決打擊任何形式的潛在腐敗和賄賂行為，包括賄賂、回扣、過度的禮物、便利費、敲詐勒索、洗錢、欺詐和為獲得不正當商業利益進行付款或報價的行為，並制定了相應的管理措施。

我們建立了一系列與商業道德相關的政策制度，如《反商業賄賂條例》、《合規問責制度》、《利益衝突管理制度》、《廉潔自律從業制度》及《投訴舉報制度》等，通過完善制度建設，規範公司內部管理和僱員行為準則，杜絕舞弊行為的發生。同時，我們已在2018年成為陽光誠信聯盟的聯盟理事單位，如發現情節嚴重的不當行為，我們將按照《陽光聯盟失信人名單共享機制》處理。

管理實踐
廉潔承諾

在反貪腐與誠信合規方面，名創優品始終堅持「零容忍」的態度，我們已對公司董事及全體僱員、供應商、外包人員以及其他合作夥伴制定反貪腐相關管理要求。

- **For Directors and all employees:** We have formulated *the Code of Business Conduct and Ethics*, applicable to Directors, senior management, and employees (including full-time, part-time, consultative, or temporary), which includes anti-corruption requirements such as conflicts of interest, gifts and gratuities, and compliance with the FCPA. New employees must also sign the *Letter of Commitment of Integrity* alongside their employment contracts.

- **For store staff:** All store staff (both in directly operated stores and MINISO Retail Partner stores) must sign the *Integrity Contract*.

- **For suppliers:** In all business contracts, a signed *Anti-Commercial Bribery Notice* must be included.

- 針對董事及全體僱員：制定《商業行為及道德守則》，適用於董事、高管及僱員（涵蓋全職、兼職、諮詢性質及臨時工作），其中包含利益衝突、禮品與饋贈、FCPA合規等反腐敗行為要求。新入職僱員於簽署勞動合同時亦須統一簽訂《廉潔就業承諾書》。

- 針對門店人員：所有門店（包括直營店及名創合夥人門店）人員均需簽署《誠信合約》。

- 針對供應商：所有商務合同必須包含已簽署的《反商業賄賂告知書》(Anti-Commercial Bribery Notice)。



Integrity Compliance Publicity

We continuously conduct various forms of integrity training and publicity to strengthen the integrity compliance awareness of all employees and our partners in terms of professional standards, business norms and policy construction.

Specialized training

廉潔合規宣貫

我們持續開展多形式廉潔培訓與宣貫，從職業道德、業務規範、制度建設等方面加強全體僱員與各合作方的廉潔合規意識。

專項培訓

For new employees
針對新僱員

During onboarding training, we have included courses on integrity and compliance. We publicize the *Policy of Compliance and Accountability*, the *Rule of Conflict of Interest Management*, and the *Rule of Integrity Self-Discipline* to ensure new employees are fully aware of relevant policies and strengthen their consciousness for integrity principles.

在入職培訓設立了誠信合規類課程，開展《合規問責制度》、《利益衝突管理制度》及《廉潔自律從業制度》等宣講，使新員工知悉相關規定並加強自身廉潔管理的意識。

For Directors and management-level employees
針對董事及管理層級別的僱員

We conduct specialized training and publicize typical violation cases to reinforce anti-corruption management.

通過安排專項培訓、講解典型違規案例等方式，加強反貪腐管理。

For store staff
針對門店人員

Both offline and online trainings are conducted for all store (both in directly operated stores and MINISO Retail Partner stores) staff to promote the integrity and compliance culture, covering integrity and compliance, store shrinkage and inventory management. For store managers and reserve store managers, we offer the "Compliance Lecture" training along with an integrity pledge.

面向所有門店（包括直營店及名創合夥人門店）人員開展誠信合規文化宣導的線下和線上培訓，涵蓋誠信合規、門店損耗和庫存管理等內容；對於店長及儲備店長，開展「合規大講堂」培訓暨誠信宣誓。

For suppliers
針對供應商

We set up "Warm Tips on Anti-commercial Bribery" in the supplier order system and hold anti-corruption presentations for suppliers irregularly.

於供應商訂單系統設置「反商業賄賂溫馨提示」，並不定期舉辦供應商反腐敗宣講。

Daily publicity　　　　　　　　　　　　　　　　　　日常宣貫



We have launched the "Integrity MINISO" WeChat Official Account, where we regularly publish integrity journals and share anti-corruption comics and books.

推出「誠信名創」公眾號，定期發布誠信期刊，並分享反腐漫畫、書籍等。

Anti-Corruption Audit

The Audit Center reports to the Group's Chief Risk Control Officer and submit an annual audit plan to the Audit Committee each year. Our Audit Center conducts audits and reviews related to anti-corruption and business ethics across all business segments and subsidiaries at least once annually.

To strengthen compliance and asset management of retail stores and prevent dishonest behaviors such as cashier fraud, inventory discrepancies and data falsification, the Group's Audit Center conducts routine store inspections and special inventory audits for both directly operated stores and MINISO Retail Partner stores. The audit scope includes process compliance, account and actual consistency, security management, cash management, inventory management, etc. Essential checks also involve whether the *Integrity Contract* is signed by all employees and displayed, the status of integrity culture learning, and the implementation of integrity and compliance measures. The Audit Center conducts routine checks on stores based on the *Compliance Inspection Checklist* and regular inventory audits for such stores according to policies such as the *Store Audit Compliance and Stocktaking Policy* and the *Store Stocktaking Plan of TOP TOY Brand*, to ensure business processes adhere to management standards. During the Reporting Period, the inventory stocktake rate of the global directly-operated stores reached 93%, among which the inventory stocktake rate of domestic directly-operated stores was 96% and the inventory stocktake rate of overseas directly-operated stores was 91%.

反腐敗稽核

審核中心向本集團首席風控官匯報，並每年向審計委員會提交年度審計計劃。對各業務綫和子公司，審核中心至少每年開展一次反腐敗和商業道德相關的審計稽核。

為加強零售店舖合規管理及資產管理，防範收銀舞弊、盤點舞弊、數據造假等不誠信行為，審核中心對直營店及名創合夥人門店開展日常巡店和專項盤點。審查維度包括流程合規、帳實一致、安全管理、現金管理、庫存管理等。其中，門店是否全員簽署及張貼《誠信合約》、誠信文化學習情況、誠信合規執行情況等為必要檢查項。審核中心依據《合規檢查清單》對門店進行日常檢查，依據《門店審察合規與盤點政策制度》及《TOP TOY品牌門店盤點方案》等制度對相應門店進行定期事項盤點，確保經營流程符合管理規範。於報告期內，全球直營門店盤點覆蓋率達93%，其中，境內直營門店盤點覆蓋率為96%，境外直營門店盤點覆蓋率為91%。

Monitoring and Reporting Mechanisms

We welcome supervision from all stakeholders and have established multiple public reporting channels, such as mail, hotline, email and WeChat official account. Meanwhile, we have also included the reporting mailbox in the business cards of our staff and have set up pop-up alerts for the fraud complaint reporting and the whistleblower reward mechanism in our internal systems. For suppliers, we have set up a dedicated WeChat account for monitoring and reporting, managed directly by the Chief Risk Control Officer to facilitate communication. Additionally, the Company's founder has personally established a "RMB10 Million Anti-Corruption Incentive Fund" to reward reports of dishonest behaviors such as commercial bribery, corruption, and infringement on the interests of the Company.

We have formulated the *Policy of Complaint and Whistleblowing*, the *Policy of Compliance and Accountability*, and the *Rule of Case Investigation Process* to formalize provisions concerning reporting matters, methods, and procedures. We encourage real name whistleblowing and welcome anonymous reporting as well. To protect whistleblowers, all complaints and reported information are managed independently by the relevant responsible person, with all case data archived and managed by the relevant departments. The identity of the reporter is confidential and strictly prohibited from leaking.

監督及舉報機制

我們積極接受各利益相關方監督，並設立多個公開舉報渠道，如信件、熱綫電話、電子郵箱及微信公眾號等。同時，我們在員工商務名片中印製舉報郵箱，並在集團內部系統中設置舞弊投訴舉報及舉報獎勵機制的自動彈窗提示。對於供應商，我們已設置由首席風控官直接管理的監督及舉報專用微信賬號，便利溝通渠道。此外，公司創始人還以個人名義出資成立「1,000萬人民幣反腐獎勵基金」，用於獎勵對於商業賄賂、貪污腐敗、侵佔公司利益行為等不誠信行為的舉報。

我們在《投訴舉報制度》、《合規問責制度》及《案件調查流程》中對舉報事項、舉報方式和舉報流程等進行制度化約定。我們鼓勵實名舉報，亦接受匿名舉報。為保護舉報人，所有投訴舉報信息歸相關負責人獨立管理，所有案件資料均由相關部門存檔管理，舉報人的信息均屬機密，嚴禁洩露。

Reporting Channels for Anti-Corruption
反貪污舉報渠道

 Mail Address: Audit Center, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, China
信件地址：中國廣東省廣州市海珠區琶洲大道109號銘豐廣場審核中心

 Hotline: +(86) 20-32306713
熱綫：+(86) 20-32306713

 Email: jubao@miniso.com
郵箱：jubao@miniso.com

 WeChat Official Account: "Integrity MINISO"
微信公眾號：「誠信名創」

 Website: https://miniso.cn/contact/
網站：https://miniso.cn/contact/

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點ESG績效

We **did not experience** any litigation cases involving corruption, bribery, extortion, fraud, or illegal money laundering.

我們**未發生**任何涉及貪污、賄賂、勒索、欺詐及非法洗錢的訴訟案件。

We conducted a total of **658** online and offline training sessions on integrity, compliance and anti-corruption for all domestic and overseas employees, outsourced personnel, and retail partners and distributors, with a total of **31,711** participants.

我們面向境內外全體僱員、外包人員、加盟商及代理商門店人員開展誠信、合規及反腐敗綫上及綫下培訓共**658**場次，共計**31,711**人次參與。

Among them, we conducted a total of **268** anti-corruption trainings for all employees, with a total of **14,993** participants, and conducted a total of **51** anti-corruption trainings for senior management level and above employees.

其中：面向全體僱員開展反腐敗培訓合計**268**場次，共計**14,993**人次參與；面向高級管理級別及以上的僱員開展反腐敗培訓合計**51**場次。

We carried out the "cost of breach of trust" anti-corruption and integrity training for **12** engineering construction supplier teams, with over **120** participants.

我們面向**12**家工程施工供應商團隊開展「失信成本」反腐敗廉潔培訓，培訓人次超**120**人。



"Sunshine MINISO, Ubiquitous Integrity" Sunshine Anti-Corruption Training Conference
「陽光名創、廉行四方」陽光反腐培訓大會

In November 2024, in order to enhance the integrity and self-discipline awareness of employees, we jointly held an anti-corruption training conference of "Sunshine MINISO, Ubiquitous Integrity" with leaders and police officers from Liwan Branch of Guangzhou Municipal Public Security Bureau, explaining the hazards of corrupt behaviors, and promoting how to prevent and deal with corruption risks. The Group's Chief Risk Control Officer and nearly 1,400 MINISO employees online and offline participated in the training, along with an integrity pledge at the conference.

2024年11月，為加強僱員廉潔自律意識，我們與廣州市公安局荔灣分局領導及警員聯合開展「陽光名創、廉行四方」反腐培訓大會，講解腐敗行為的危害性，宣導如何防範與應對腐敗風險。集團首席風控官及綫上與綫下近1,400位名創員工參與培訓，並於會上進行廉潔宣誓。



"Sunshine MINISO, Ubiquitous Integrity" Sunshine Anti-Corruption Training Conference
「陽光名創、廉行四方」陽光反腐培訓大會

Intellectual Property
知識產權

Management Concept

We attach great importance to protecting intellectual property and are committed to integrating the protection of intellectual property into our daily operations to protect our innovations and safeguard our brand reputation.

Management Policy

We comply with legal and regulatory requirements such as the *Trademark Law of the People's Republic of China*, the *Patent Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*. To achieve effective protection of intellectual property through continuous optimization of management processes, we have formulated a series of management policies related to intellectual property protection, including the *Intellectual Property Integrated Management Measures*.

Management Practice

Our trademarks, brand names, and other intellectual (e.g., product design patents) are of critical importance to us. We have taken various measures to protect our intellectual property, including patent exploration, product patent application, copyright registration for artistic works, brand trademark development, and defense against infringement of intellectual properties. For instance, we meticulously manage the entire process for MINISO's self-owned IP image copyrights, including processes such as trademark and copyright registration, licensing contract setup, product selection, and review of licensed materials, to prevent potential risks in IP licensing collaborations as much as possible.

We also focus on protecting our partner's intellectual property rights during strategic cooperation and co-branding development, specifying the rights and obligations as well as the ownership of intellectual property through cooperation contracts. We strictly use our partners' intellectual property within the scope of authorization, and will offer support in defending their intellectual properties against infringement.

To avoid infringing on others' intellectual property, our legal team conducts intellectual property searches and analysis based on the design drafts during the product design phase, and provides feedback to minimize potential intellectual property risks as much as possible.

管理理念

我們高度重視知識產權保護工作，並致力於將知識產權保護的相關工作融入日常運營中，旨在保護企業創新成果和維護品牌聲譽。

管理政策

我們遵守《中華人民共和國商標法》、《中華人民共和國專利法》及《中華人民共和國著作權法》等法律法規要求，並已制定《知識產權綜合管理辦法》等一系列有關知識產權保護的管理制度，以通過持續優化管理流程，實現對知識產權的有效保護。

管理實踐

我們的商標、品牌名稱及其他知識產權（如與產品設計相關的專利）對我們至關重要。對於自身知識產權，我們採取了一系列保護行動，包括專利挖掘、產品專利申請、美術作品版權登記、品牌商標布局及對侵犯知識產權行為進行維權等。例如，對於MINISO的自有IP形象版權，我們在商標註冊、版權登記、授權合同的設置、授權品類的選擇、審查授權物料等環節制定了全鏈條流程，最大化規避IP授權合作中可能出現的風險問題。

我們亦十分注重在戰略合作、品牌聯名開發過程中保護合作方的知識產權，通過簽署合作合同約定各自的權利義務以及知識產權歸屬，嚴格在授權範圍內使用合作方知識產權，並在合作方知識產權受侵犯時予以維權協助。

為避免侵犯他人知識產權，在產品設計階段，法務團隊結合產品設計稿進行知識產權檢索、分析並提供反饋，盡可能降低潛在的知識產權風險。

Furthermore, to enhance employees' awareness of intellectual property protection and reduce the risk of intellectual property infringement in product development, we regularly formulate an annual intellectual property protection training plan. During the Reporting Period, we carried out a total of 6 internal trainings, covering such three modules as IP authorized cooperation, intellectual property infringement and application for authentic rights.

此外，為增強僱員對於知識產權的保護意識、降低產品開發的知識產權侵權風險，我們定期制定知識產權保護年度培訓計劃。於報告期內，我們共開展了6次內部培訓，涵蓋IP授權合作、知識產權侵權以及確權申請等三大模塊。

Highlights and Cases 亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點ESG績效

We have submitted applications for **429** trademarks, **136** patents and **126** copyrights.

共提交**429**項商標、**136**項專利及**126**項版權的申請。

As of the end of the Reporting Period, we have a total of **2,203** trademarks, **346** patents and **814** copyrights.

截至報告期末，共持有**2,203**項商標、**346**項專利、**814**項版權。



1,122   **Trademarks 商標**   1,081

- Mainland China   中國內地
- Overseas countries and regions   海外國家及地區



33
39
Patents 專利
274

- Designn Patents   外觀專利
- Utility Models Patents   實用新型專利
- Invention Patents   發明專利



32
Copyrights 版權
782

- Artwork   美術作品
- Software Copyrights   軟件著作權



Quality First to Create Good Things for Life
品質為先　創造生活好物

Quality is paramount for a beautiful life. We continuously provide consumers with high-quality and affordable products, and consistently enhance our quality assurance closed-loop system. Leveraging diverse product designs, an efficient and rapid supply chain, and robust digital operational capabilities, we are committed to creating a relaxing and enjoyable shopping experience, allowing everyone to enjoy the small joys in life.

美好生活，品質為先。我們持續致力於為消費者提供高質量與高性價比的產品。我們構建並持續完善質量保障閉環體系，通過豐富多樣的產品設計、高效迅捷的供應鏈與強大的數字化運營能力，持續打造輕鬆愉悅的購物體驗，使每一個人都能享受生活中的小確幸。

Material Topics in This Section

Product Innovation
Product Responsibility
Chemical Safety
Information Security and Customer Privacy Protection
Marketing and Services

本章節重要性議題

產品創新
產品責任
化學品安全
信息安全與客戶隱私保護
營銷與服務

Response to the SDGs in This Section





9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

本章節回應的SDGs











9 產業、創新和基礎設施
12 負責任消費和生產
16 和平、正義與強大機構
17 促進目標實現的夥伴關係

Product Innovation
產品創新

Management Concept

Innovation is the eternal driving force for the development of MINISO. While firmly sticking to value-for-money proposition, we hope to take IP design as the feature, continuously deepen the high-quality IP cooperation, and keep producing high-quality innovative products to make daily necessities more fashionable and trendier. MINISO started its IP strategic layout in 2016, and has entered into cooperation with multiple famous IP licensors around the world. In the future, we will continue to upgrade our three major innovation capabilities, namely insight, design, and technology, and strive to bring better products to global consumers.

管理理念

創新，是名創優品發展的永恆動力。在始終堅持性價比基本盤不動搖的同時，我們希望以IP設計為特色，不斷深化優質IP合作，持續產出優質創新產品，讓生活好物更加時尚潮流。名創優品自2016年開啟IP戰略佈局，至今已與多個知名IP在全球範圍內開展合作。未來，我們將圍繞洞察能力、設計能力、技術能力三大創新能力持續升級，致力於為全球消費者帶來更美好的產品。

Management Structure

In order to continuously empower product innovation and provide more professional design output for markets in different regions, we have upgraded our "Global Product Innovation Center" and constantly enhanced the construction of our global design capabilities, which are centered around China and supported by three overseas design centers in Korea, Japan, and the United States. Among them, the Korean design center was established during the Reporting Period and will launch a number of original design products in the global market. In the product development process, we have established standardized and strict internal collaboration processes, and continuously pay attention to the latest developments of international regulations. We maintain close collaboration among teams such as product managers, designers, IP licensors, and suppliers to ensure that our products comply with the laws and regulations of the markets where we sell our products.

We implement the "711 Philosophy" (that is, carefully selecting from a large product idea library containing 10,000 product plans and launching approximately 100 new MINISO SKUs every 7 days) to ensure rapid product innovation and continuous iteration. In addition, we also carry out IP licensing cooperation with globally renowned IP licensors, adding IP elements to product designs to increase product diversity and meet consumers' needs. Meanwhile, we constantly improve our global supply chain system. In addition to relying on high-quality Chinese supply chains, we are also continuously exploring overseas supply chains that meet the needs of globalization and localization development, and are committed to quickly transforming innovative designs into high-quality products and rolling out in the global market.

管理架構

為持續賦能產品創新、針對不同區域的市場提供更為專業的設計輸出，我們已全新升級「全球產品創新中心」，並不斷提升以中國為中心，韓國、日本、美國三大海外設計中心為支撐的全球設計能力建設。其中，韓國設計中心已於報告期內落地，並將在全球市場推出多款原創設計產品。在產品的開發過程中，我們已設立規範、嚴格的內部協作流程，並持續關注國際法規的最新動態，保持產品經理、設計師、IP版權方和供應商等團隊之間的緊密協同，使產品符合銷售地法律法規要求。

我們實行「711哲學」（即從包含10,000個產品方案的大型產品創意庫中精心挑選，每7天推出約100個新的名創優品SKU），以保證產品的快速創新和持續迭代。此外，我們亦與全球知名的IP授權方進行IP授權合作，通過在產品設計中添加IP元素來增加產品的多樣性、滿足消費者的需求。同時，我們不斷完善全球供應鏈體系，除了背靠優質的中國供應鏈，我們亦不斷開拓適應全球化、本土化發展需求的海外供應鏈，致力於將創新設計快速轉化為優質產品推向全球市場。

Management Practice

Consumer Insights

Product development is based on the premise of consumer insights. Therefore, quickly sensing and keeping up with consumer needs is crucial to product innovation. With our intelligent consumer analytics technology and data analysis capabilities, we capture the latest consumer trends and generate consumer insights that can guide and test our product design and assortments of products. We actively engage with consumers through multiple channels, including the MINISO membership program, WeChat mini program, third-party e-commerce platform, O2O platforms, and store-based communities on WeChat. Moreover, the regular weekly store visits by our R&D team also enable us to promptly understand consumers' needs, preferences, and popular trends. Besides, in key categories or segments, we also hire external professional research institutions to conduct in-depth analysis and provide professional advice.

Work Together with Our Partners

Our co-branding relationships with IP licensors of popular brands have opened up more diversified product design and development directions. Combined with profound insights of fan base, we create products that precisely meet consumers' emotional needs. Meanwhile, we have also collaborated with talented independent artists to develop new IPs characters into trendy IP products.

We have established in-depth cooperative relationships with many well-known suppliers across various categories. Our suppliers' rich experience in their respective professional fields enables them to provide us with real-time trends in the consumer market, which helps our company to achieve dynamic product development and frequent launches of new products. We continue to expand our cooperation with top-tier upstream supply chains. For example, we have reached a strategic cooperation with a world-renowned century-old fiber chemical brand, and jointly launched a number of apparel and accessory products made from patented fabrics, bringing high-quality product experiences to global consumers.

Focus on the Experience Enhancement

We continuously innovate, explore and apply cutting-edge product forms and manufacturing technologies during the product development process, as well as unremittingly expanding and strengthening strategic categories through consumption scenarios. For example, in the Sanrio Family steampunk figurines and Xiaodouni toys of the TOP TOY brand, we have developed a wind-up movable play feature, providing customers with a stronger interactive experience. In addition, we have developed a new type of movable joint structure in the Ultraman building blocks, enhancing the fit of the internal building block assembly and improving the playability of these large-scale building block figures.

管理實踐

消費者洞察

我們的產品開發以消費者洞察為前提，因此，迅速感知並時刻緊跟消費者的需求對產品創新至為關鍵。我們憑藉消費者智能分析技術和數據分析能力，捕捉最新消費趨勢，產出消費者洞察，用於指導和測試我們的產品設計和產品組合。我們通過多種渠道與消費者開展積極互動，包括名創優品會員計劃、微信小程序、第三方電商平台、O2O平台及微信門店社群等。同時，研發團隊每周固定的巡店工作亦能使我們能夠及時瞭解消費者需求、偏好和流行趨勢。此外，在關鍵品類或細分領域中，我們亦會聘請外部專業調研機構進行深入分析，提供專業建議。

攜手合作夥伴

我們與擁有流行品牌的IP授權方開展品牌聯名合作，結合其對粉絲群體的深刻洞察，開拓更多元的產品設計與開發方向，精準打造符合消費者情感需求的產品。同時，我們亦與才華橫溢的獨立藝術家聯名，將新IP開發成潮流IP產品。

我們與眾多品類的知名供應商建立了深入的合作關係。我們的供應商在其專業領域內的深耕經驗能為我們提供即時消費市場趨勢，助力公司實現動態產品開發與高頻上新。我們持續擴大與上游頂級供應鏈的合作，例如，我們已與世界級百年纖維化工品牌達成戰略合作，攜手推出多個專利面料的服配產品，為全球消費者帶來優質的產品體驗。

聚焦體驗提升

我們在產品開發的過程中持續創新，探索和應用前沿的產品形態與工藝技術，並通過消費場景不斷拓展、強化戰略品類。例如，我們在TOP TOY品牌的三麗鷗家族蒸汽朋克手辦及小豆泥玩具中開發了發條可動玩法，給顧客提供更強的互動體驗感。此外，我們在奧特曼積木中開發出新型的可動關節結構，增強內部積木搭建的契合度，提升了此類大比例積木人的可玩性。

Highlights and Cases　　　　　　亮點及案例



Case: MINISO Design Center in Korea Has Been Officially Established
案例：名創優品韓國設計中心正式落地

In 2024, our design center located in Seoul, South Korea was officially founded. Its members are all well-known designers in the industry, who graduated from several world-class art and design institutions and have won many international awards. During the Reporting Period, the South Korean Design Center has completed the creation of several original design products, which will be launched in the global markets in succession.

2024年，我們位於韓國首爾的設計中心正式成立，成員均為行業內知名設計師，畢業於多所世界頂尖藝術設計院校，曾斬獲多項國際獎項。於報告期內，韓國設計中心已完成多款原創設計產品的打造，並將在全球市場陸續推出。



Case: Upgrade the "Chinese Culture Globalized Innovation Program" to Assist 100 Chinese IPs in "Going Global"
案例：升級「中國文化創新全球發展計劃」，助力100個中國IP「出海」

In 2023, MINISO initiated the "Chinese Culture Globalized Innovation Program" in collaboration with Xinhua News App. During the Reporting Period, we joined hands with Xinhua News App again to upgrade the "Global Development Plan for Chinese Culture Innovation". In the next 10 years, we will join hands with "Made in China" and "Chinese Stories" to help 100 Chinese IPs go global.

During the Reporting Period, we reached cooperation with the original Chinese IP "Nailoong" and the Chinese game "Black Myth: Wukong". Additionally, we integrated intangible cultural heritage elements, such as Jiangyong Nüshu script, Chinese paper-cutting, and Cao-style kites into 13 new products.

2023年，名創優品曾聯合新華社客戶端啟動「中國文化創新全球發展計劃」。於報告期內，我們再次與新華社客戶端攜手，升級「中國文化創新全球發展計劃」。未來10年，我們將攜手「中國製造」與「中國故事」，助力100個中國IP走向世界。

於報告期內，我們與中國原創IP「奶龍」及中國遊戲「黑神話：悟空」達成合作，並在13款新品中融入江永女書、中國剪紙、曹氏風箏等非遺元素。





Case: Innovative Category "Vinyl Plush"
案例：創新品類「搪膠毛絨」

In the manufacturing process of plush toys in the IP retail field, it is difficult for traditional cotton materials to accurately present facial details. With the continuous innovation of manufacturing technology, the emergence of vinyl plush products has brought about a major breakthrough in the presentation of IP on plush materials. Vinyl materials are smooth and sturdy, suitable for depicting the facial features and other details of characters; while plush materials are soft and comfortable, suitable for the body parts. This combination of materials not only enhances the texture and durability of products, but also improves the diversity of the tactile experience, meeting consumers' dual needs for both the handfeel and visual appeal.

In 2024, MINISO brand and TOP TOY brand, in collaboration with IP licensors, launched a number of vinyl plush products, which were widely welcomed by consumers.

在IP零售領域毛絨玩具的製作過程中，傳統棉花材質難以精確呈現面部細節。隨著工藝技術的持續創新，搪膠毛絨產品的出現為IP在毛絨材質上的呈現帶來了重大突破。搪膠材料具有光滑、堅固的特點，適用於表現角色的面部和其他細節；而毛絨材料則柔軟舒適，適合用於身體部分。這種材料組合不僅增強了產品的質感和耐用性，還提升了觸感的多樣性，滿足了消費者對手感和視覺的雙重需求。

2024年，「名創優品」品牌及「TOP TOY」品牌聯合IP版權方推出多款搪膠毛絨產品，廣受消費者歡迎。







Case: TOP TOY Brand Sanrio HELLO KITTY Colorful Glazed Large-size Toy Bricks
案例：TOP TOY品牌三麗鷗HELLO KITTY幻彩琉璃大體積木

The TOP TOY brand continuously innovates its craftsmanship during the product development process to enhance the consumer experience. During the Reporting Period, the large-sized colorful glazed toy bricks developed by TOP TOY brand has three innovative features. Firstly, this product adopts a unique process of combining internal and external structures. It restores the IP character through complete mold production and implants a movable structure in the toy bricks, allowing the rotation of the internal gears to be clearly visible. Secondly, this product incorporates a remote-controlled light module, enabling the lights in the eyes of the large model to be remotely controlled within an effective distance. Thirdly, this product features a unique colorful glazed color. After designers and suppliers have formulated a unique ink, the UV glazing technique is used for production, making the product reflect different hues in different environments, and the color changes reflect more than 7 macaron color schemes.



TOP TOY Brand Sanrio HELLO KITTY Colorful Glazed Large-size Toy Bricks
TOP TOY品牌三麗鷗HELLO KITTY幻彩琉璃大體積木

TOP TOY品牌在產品開發過程中持續創新工藝，提升消費者體驗。於報告期內，TOP TOY品牌開發的幻彩琉璃大體積木具備3個創新點：第一，該產品採用獨特的內外結合工藝，通過全開模生產還原IP角色，並在產品積木內構植入可動結構，可以清晰看見內部齒輪轉動；第二，該產品引入遙控燈模組，在有效距離內可以遙控控制大體的眼睛燈光；第三，該產品為獨特的幻彩琉璃色，由設計師與供應商調配出獨特的油墨後通過UV上光技術製作，令產品在不同環境下反射出不同的色澤，且顏色的變換覆蓋7種以上的馬卡龍色系。

Case: Co-creation of "Perfume No. 7" with Suppliers and Consumers
案例：與供應商、消費者共創「七號香水」

During the Reporting Period, we launched a blockbuster product "Perfume No. 7" in the overseas market. It comes in six different scents to match the preferences of different consumer groups, and has been deeply loved by consumers since its launch.

於報告期內，我們於海外市場推出了重磅產品「七號香水」，其擁有6款不同香味以匹配不同消費人群的喜好，上市後深得消費者喜愛。

During the development phase of "Perfume No. 7", we partnered with leading global fragrance houses to undertake comprehensive market and consumer research, which allowed us to articulate an innovative product concept and establish distinct fragrance profiles. Additionally, we invited a diverse group of enthusiastic MINISO fans with a profound interest in fragrances to participate in focus group discussions, collaboratively exploring the unique scent formulation of "Perfume No. 7" while gathering valuable insights for product design. This collaborative effort not only reflects our deep commitment to consumer needs and feedback but also establishes a solid foundation for precisely aligning with market demand.

在「七號香水」的研發階段，我們與世界頂級香精公司開展合作，通過全面的市場及消費者調研，確定創意產品概念及產品香型。此外，我們邀請眾多對香水有深厚興趣的名創優品粉絲參與焦點小組研討會，共同探索「七號香水」的獨特調香配方，並為產品設計提供建議。該共創不僅體現了我們高度重視消費者需求與反饋，同時也為該產品精準定位市場需求提供堅實的基礎。


DICTIONARY

Versatile DUN Series – No. 11 Dictionary-Shaped Plush Collectible
百變墩DUN系列-11號字典墩公仔



TOP TOY Trendsetters Mechanical Creations Series: Temporal Dragon Figure Toy Bricks
TOP TOY潮流玩家機械造物系列時空元龍積木

In 2024, under the guidance of the Department of Consumer Goods Industry of the Ministry of Industry and Information Technology of the People's Republic of China, the China Toy & Juvenile Products Association (the "CTJPA") initiated an evaluation process for upgraded and innovative products in the toy & juvenile products industry, coinciding with the release of the "*2024 Manual of Upgraded and Innovative Products in the Toy & Juvenile Products Industry*". Our self-developed products, the "Versatile DUN Series – No. 11 Dictionary-Shaped Plush Collectible" and the "TOP TOY Trendsetters Mechanical Creations Series: Temporal Dragon Figure Toy Bricks", have been selected for the List of Upgraded and Innovative Products in the Toy & Juvenile Products Industry 2024.

2024年，在國家工業和信息化部消費品工業司指導下，中國玩具和嬰童用品協會開展玩具和嬰童用品行業升級和創新產品評選工作，並發佈《2024年玩具和嬰童用品行業升級和創新產品手冊》。我們的自研產品「百變墩DUN系列-11號字典墩公仔」及「TOP TOY潮流玩家機械造物系列時空元龍積木」成功入圍2024年玩具和嬰童用品行業升級和創新產品名單。

Product Responsibility
產品責任

Management Concept

"Appealing, Playful, and Useful" is our product development strategy, and "high appeal, high quality, and high affordability" as the core of every product in the assortments of products of MINISO. We are committed to providing consumers with reliable and high-quality products, and striving to make life more enjoyable through our quality products and services.

Management Policy

We are committed to providing high-quality products to consumers worldwide. We comply with the relevant laws and regulations in each operational area and have established a comprehensive monitoring system to track updates or amendments in regulations regarding product quality, composition, and safety. By reviewing such changes in regulatory laws in a timely manner, we ensure the compliance of our products.

- **We strictly comply with existing laws and regulations and those that took effect during the Reporting Period,** such as the *Product Quality Law of the People's Republic of China, Consumers Rights and Interests Protection Law of the People's Republic of China, EU's General Product Safety Regulation (GPSR), EU Cosmetics Regulation (EC) 1223/2009 Annex III, U.S. Consumer Product Safety Improvement Act (CPSIA), EU Common Charger Directive (EU) 2022/2380*, and *GB 17762-2022-Safe Requirements of Thermotolerant Glassware*.

- **As for revised regulations during the Reporting Period that will take effect in the future**, we have promptly identified changes by product category, including *GB 25038-2024 General Safety Requirements for Footwear, Implementation Rules for National Food Safety Supervision and Sampling (2024 Edition)*, and *GB 15979-2024 Mandatory National Standard on Disposable Sanitary Products*.

  o **Certain products have been adjusted in advance to ensure compliance.** For instance, in response to *the Royal Decree 1055/2022*, which takes effect on January 1, 2025, we promptly initiated the implementation of relevant plastic recycling labels following the regulatory amendment.

  o **Certain products are undergoing gradual updates and will be fully compliant before the effective date.** For example, the Chinese market is poised to implement *the GB 44246-2024 New National Mandatory Standard for Safety Technical Specifications of Electrical Parts of Household Appliances, Similar Appliances, Sports Equipment, and Electronic Toys*, which will be implemented on August 1, 2026. We have initiated the implementation plan for this standard and will commence phased compliance according to the new requirements in early 2025, ensuring complete transition prior to the mandatory enforcement of the standard.

管理理念

「好看、好玩、好用」是我們的產品策略,「高顏值、高品質、高性價比」是我們廣泛的產品組合中每一款產品的核心。我們力爭為消費者提供值得信賴的高品質產品,通過優質的產品和服務讓更多人輕鬆地享受美好的生活。

管理政策

我們致力於為全球消費者提供高品質產品,我們遵循各運營地相關法律法規,並已建立完善的監測系統,以追蹤有關產品質量、成分及安全性的法規變動,通過及時審視監管法規的變化迅速做出調整,從而確保產品的合規性。

- **對於現有及報告期內生效的法律法規,嚴格遵循**,例如《中華人民共和國產品質量法》、《中華人民共和國消費者權益保護法》、《歐盟通用產品安全法規》(GPSR)、歐盟化妝品法規(EC)1223/2009附錄III、《美國消費品安全改進法案》(CPSIA)、歐盟通用充電器指令(EU)2022/2380、《GB 17762-2022耐熱玻璃器具的安全要求》。

- **對於報告期內修訂、未來生效的法律法規**,已按產品類目及時完成識別,包括《GB 25038-2024鞋類通用安全要求》《全國食品安全監督抽檢實施細則(2024年版)》《GB 15979-2024一次性使用衛生用品衛生要求》等。

  o **部分產品已完成調整,提前適配。**例如,針對2025年1月1日生效的《西班牙皇家法令1055/2022》,法規修訂後立即着手對增加相關塑膠回收標識。

  o **部分產品逐步更新迭代,將於生效前完成適配。**例如,中國市場對家電類產品推出新國家強制標準《GB 44246-2024家用和類似用途電器、體育用品的電氣部分及電玩具安全技術規範》,將於2026年8月1日實施。我們已啟動該標準導入實施計劃,將自2025年初開始逐步按照新標準執行,在標準強制生效前全部完成切換。

We have formulated internal management systems, such as *New Product Development Quality Management Process, Product Compliance Test Report Review Process, General Standards for Product Inspection, Product Factory Test Process and Requirements*, etc. We incorporate strict quality assurance and control procedures into the quality management of the whole lifecycle of our products, and prudently manage every aspect of the products from the quality of raw materials to production, packaging, delivery, storage and distribution. Additionally, we are actively responding to China's "*Measures for Promoting Enterprise Standardization*" by systematically organizing and publishing internal standards covering multiple core categories. By proactively welcoming oversight, we are enhancing our product quality and contributing to the advancement of industry standardization.

我們制定了《新品開發質量管理流程》、《產品合規測試報告審查流程》、《產品檢驗通用標準》和《產品出廠測試流程及要求》等內部管理制度，將嚴格的質量保證與控制程序融入產品全生命週期質量管理，審慎管理產品從原材料質量到生產、包裝、交付、儲存及分銷的每個環節。此外，我們也積極響應中國《企業標準化促進辦法》，主動整理及公示涵蓋多個核心品類的企業內部標準，並通過主動接受監督，促進自身產品質量提升，為行業標準化進程貢獻我們的力量。

Management Practice

管理實踐



Insights
- Identify potential product categories that align with consumer needs and market interests by analyzing market trends, industry insights and consumer preferences

洞察
- 基於市場趨勢、行業洞察及消費者偏好，識別消費者所需要、所感興趣的潛在產品類別



Supplier Development
- Prior to the admission of potential suppliers, the quality team conducts an initial assessment and invites third-party organizations to conduct independent development audits regarding to supplier quality control capabilities

供應商開發
- 引入潛在供應商前，質量團隊會開展初始評估，並邀請第三方機構對供應商質量控製能力進行獨立審核



Design
- Evaluate initial designs, consider compliance requirements and consumer experience, feedback potential risks to R&D department to initiate pre-design improvements

設計
- 對產品的初始設計進行評估，考慮合規要求及消費者體驗，將潛在風險反饋至研發部門，並開展設計環節的前置改善



Productions
- Before commencing mass production, pay close attention to pre-production samples and proceed with bulk production only after the pre-production samples have been reviewed and meet the required standards
- Conduct onsite audits to factory quality control system to ensure stable operation of facilities, equipment and quality control system

生產
- 關注產前樣，產前樣審核符合標準後，方可開始批量生產
- 現場審核工廠質量管理系統，確保設施、設備及質量管理系統的穩定運行



Sampling and Inspection
- According to "1+1+1" Quality Control Mechanism, monthly random sampling of raw materials and finished products in stores, warehouses and factories was strictly conducted and sent to authoritative third-party labs for testing and verification.

抽檢及驗貨
- 根據「1+1+1」質量管控機制，嚴格執行每月在門店、倉庫及工廠現場對原料和成品進行隨機抽檢的程序，並送交權威第三方實驗室進行檢測驗證



Sampling and Inspection
- Organize and analyze market feedback, carry out targeted improvement based on consumer feedback, and apply the experience to future product development

跟進市場回饋
- 整理及分析市場反饋，根據消費者意見開展針對性改善，並應用於未來的產品開發過程中

Product Lifecycle Quality Management
產品全生命週期質量管理流程

Product Quality Management

Our quality control team is involved in the entire product development process and performs multiple rounds of quality checks. To ensure systematic quality management, we have developed and fully implemented an online quality control system. This system integrates all steps of product lifecycle quality management, achieving standardization and visualization of quality inspection procedures. We have established "1+1+1" Quality Control Mechanism to triple-check the quality of our products to ensure that the products we sell meet safety and quality standards. For example, for some categories, we require suppliers to regularly conduct sample tests and verify raw materials and accessories, and provide test reports to our quality department for record keeping; when submitting return applications, suppliers are also required to provide documents such as raw material test reports, same material declarations, supplier self-inspection reports and quality assurance letters. Furthermore, we mandate that all third-party brands sold in our stores must provide qualification reports from accredited testing authorities.

To enhance our quality management efforts, we aim to continually increase the frequency and number of quality audits across all product categories each year. During the Reporting Period, our products underwent external quality audits, with a total of 5.89 million items subjected to comprehensive third-party inspections.

Enhancement of Product Quality

We have attentively listened to consumer feedback and are committed to refining product quality and enhancing user experience. For instance, in the third quarter of 2024, we have successfully implemented quality improvements across 37 strategic categories, covering over 2,400 SKUs, which effectively elevates both product standards and consumer satisfaction.

產品質量管理

我們的質量控制團隊參與整個產品開發流程,並執行多輪質量檢驗。為更系統地進行產品質量管理,我們開發並全面應用數字化質量控制系統,將產品全生命週期質量管理的各個步驟整合至線上質量控制系統,實現質量檢查程序的標準化與可視化。我們建立「1+1+1」質量管控機制,對產品質量進行三重把關,以確保所銷售的產品均符合安全和質量標準。例如,對於部分品類,我們要求供應商須定期抽樣檢測與驗證原料和配件,並向我們的質量部提供檢測報告備案存檔。在提交回貨申請時,供應商亦需要提供原料檢測報告、同材質聲明、供應商自檢報告以及質量保證函等文件。此外,我們要求門店內銷售的所有他牌產品,均須提供第三方權威機構檢測的合格報告。

為更好地管控產品質量,我們目標每年持續增加各產品品類的質量稽核頻率及次數。於報告期內,我們的產品接受外部質量稽核(第三方驗貨全檢)共計589萬個。

產品質量提升

我們悉心聽取消費者心聲,持續致力於優化產品品質,提升用戶使用體驗。例如,於2024年第三季度,我們已完成37個戰略細類品質改善,覆蓋超過2,400個SKU,有效提升產品品質及消費者體驗。

Internal Quality Team **內部質量團隊**	**National Sampling and Inspection Task Executing Agencies** **國家抽檢任務執行機構**	**International Authoritative Testing Organizations** **國際權威檢測機構**
Our quality team monitored our post-market products 我們的質量團隊對上市後產品進行檢測	Third-party organizations tasked with national sampling inspections were invited as "mystery customers" to carry out sampling 邀請承擔國家抽檢任務的第三方機構作為「神秘顧客」,對門店進行抽檢	Designated third-party testing organizations to conduct pre-market testing of products 指定第三方檢測機構對商品進行上市前檢測

"1+1+1" Quality Control Mechanism of MINISO
名創優品「1+1+1」質量管控機制



For our super categories and key product lines, we continuously improve product quality in collaboration with various partners. This includes requiring suppliers of disposable pants to obtain medical-grade/care-level certifications and implementing millimetre-level inspection processes for the facial features of IP plush products. Beyond elevating our own quality benchmarks, we have engaged Intertek Testing Services, an internationally recognized testing institution, to conduct the "Shamrock Shield" safety certification logo for select product categories sold in China. As of the end of the Reporting Period, 287 SKUs have been awarded the safety certification logo.

對於超級品類及重點類目產品，我們攜手各合作方不斷提升產品品質，如要求日拋褲供應商須獲得醫療級別／醫護級別認證，對IP毛絨產品五官制定毫米級檢測流程等。除提升自身質量標準外，我們邀請國際權威檢測機構Intertek天祥集團對公司於中國市場銷售的部分產品品類開展「盾形三葉草」安心標識檢測認證。截至報告期末，我們已有287個SKU獲得安心標識。

Furthermore, we have been actively participating in the formulation of various industry-wide group standards, continually enhancing MINISO's influence in the realm of quality. During the Reporting Period, our Group's Quality Manager was successfully elected as a member of the National Technical Committee for Standardization of Daily-Use Miscellaneous Products, contributing to the healthy development of the industry.

此外，我們積極參與行業內各項團體標準的制定工作，不斷提升名創優品品牌在質量方面的影響力。於報告期內，本集團質量經理成功當選全國日用雜品標準化技術委員會委員，為行業的健康發展積極貢獻力量。

Product Recall

We maintain ongoing quality monitoring for all sold products while continuously improving our product recall mechanism. Should we identify any quality issues or potential adverse effects on consumer safety and health due to design or manufacturing defects in the products, we will recall in accordance with the *MINISO Product Recall Management Procedures* to avoid or minimize consumer losses. Upon receiving information about the problematic product, the product quality control team will organize an inter-departmental product assessment, determine the recall level for the products and activate the recall within 48 hours. Meanwhile, our customer service team will communicate with consumers in a timely manner, the operations team will quickly address the recalled products in stores, and the logistics team will ensure the recalled products are properly inventoried. Additionally, the product quality control team is responsible for leading quality incident investigations and conducting post-mortem reviews to prevent the recurrence of similar issues, ensuring continuous improvement in product quality.

產品召回

我們對售出產品的質量持續進行跟蹤管理，不斷完善產品召回機制。一旦發現流通產品存在質量問題，或因設計、製造缺陷而對消費者的安全、健康造成潛在不利影響，我們會根據《名創優品商品召回管理程序》進行召回處理，盡量避免或減少消費者損失。在獲得問題產品信息後，商品質量控制團隊會組織跨部門產品評估，對需要召回處理的產品確定召回等級，並在48小時內啓動召回。同時，我們的客服團隊將及時與消費者進行溝通，運營團隊將快速對接門店處理需召回的產品，而物流團隊會對召回產品進行盤點。此外，商品質量控制團隊負責主導質量事件調查並進行復盤總結，避免類似問題重複發生，確保產品質量獲得持續改善。

Highlights and Cases　　　　　　　　亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效



0 major quality incidents

重大質量事故**0**起



The quality team conducted more than
3,100 quality inspections

質量團隊開展質量檢測**3,100**餘次



Conducted supplier unannounced inspections more than **1,900** times

開展供應商飛行檢查**1,900**餘次



Conducted external quality audits on more than **410** factories of suppliers

對**410**餘家供應商工廠開展外部質量審核



Proactively disclosed more than
230 corporate standards

主動公開**230**餘項企業標準



Case: Millimetre-level Inspection for Facial Features of IP Plush Products
案例：IP毛絨產品五官毫米級別檢測

To ensure the quality of IP products and enhance consumer experience, we have established a comprehensive quality control process for key IP plush products. First of all, only designated selected suppliers are authorized to manufacture these products. Prior to production, product engineers conduct preliminary assessments to identify potential manufacturing issues and provide specialized quality training to IP product suppliers. In 2024, we organized 17 quality training sessions for IP product suppliers. Furthermore, during production, engineers conduct random unannounced inspections to ensure consistency between bulk products and samples. Additionally, we engage third-party inspectors to inspect each plush toy. During the Reporting Period, more than 5.89 million IP plush toys underwent thorough third-party inspections, significantly reducing the occurrence of major aesthetic defects and lowering the defect rate.

For example, in the CHIIKAWA project, quality engineers develop customized product specification sheets for each item based on pre-production samples approved by the copyright holder and the R&D team. These specifications include but not limited to main body fabric, filling material, reinforcement straps, facial embroidery spacing, embroidery and stitching colours, hand-stitching positions, stitch spacing, and seam allowances, standardising the full-chain process, including raw materials, production techniques, functional testing, compliance testing, packaging labels, and packaging methods, etc.

為夯實IP產品質量、提升消費者產品體驗，我們已制定重點IP毛絨產品質量控制流程。首先，僅特定優選供應商可生產相關產品。其次，在生產前，產品工程師開展前期評估、識別產品可能發生的工藝問題，並且對IP產品供應商開展專項質量培訓。2024年，共組織了17次IP供應商質量培訓。此外，在生產過程中，工程師不定期開展飛行檢查，確保大貨與樣品一致。我們還額外聘請第三方對每一隻毛絨公仔進行檢查。於報告期內，經過第三方全面檢查的IP毛絨公仔數量超589萬個，避免了重大外觀質量缺陷發生，大幅降低了次品率。

例如，在CHIIKAWA項目上，質量部工程師會根據版權方與研發組確認後的產前樣對每款產品定制產品規格書，包括但不限於主身面料、填充物、加強帶、臉部繡片五官距離、繡花及縫線顏色、手縫位、針距、止口寬度等等，從產品原材料、生產工藝、功能性測試、合規測試、包裝標籤、包裝方式等進行全鏈條規範。



Case: TOP TOY Brand Quality Training Programme
案例：TOP TOY品牌質量專項培訓

In July 2024, the TOP TOY brand invited SGS, a globally renowned inspection and certification laboratory, to conduct training on overseas regulations for toy exports. The training aimed to enhance employees' understanding of the differences between EU toy standards (EN 71.1-3), US toy standards (ASTM F963), and Chinese national standards, particularly regarding compliance issues related to chemical substances and electronic components. This training programme enhanced the compliance awareness of procurement and engineering teams of TOP TOY, further elevating internal product safety and quality control standards.

2024年7月，TOP TOY品牌邀請國際知名檢測認證機構SGS實驗室開展有關玩具出海海外細則的培訓，旨在加強有關僱員對歐盟玩具標準EN71.1-3、美國玩具標準ASTM F963與中國國家標準差異的理解，尤其是化學物質和電子元件的合規出口問題。此次培訓加強了TOP TOY採購部和工程部等相關人員的合規意識，進一步提升了內部產品安全與質量管控水平。



Case: TOP TOY Brand Improving Its Quality Management System
案例：TOP TOY品牌完善質量管理體系

To improve product quality and safety, the TOP TOY brand has placed significant emphasis on building a robust talent system for its engineering and quality sectors. During the Reporting Period, TOP TOY established an engineering team to address gaps in the design process. During product development, the engineering team verifies and adjusts the development of parts and components, product assembly structures, and construction sequences. Before mass production, the team provides optimal product structure solutions to minimise the risk of irreparable quality issues post-production.

為提升產品質量和安全，TOP TOY品牌十分重視工程及質量板塊人才體系的搭建。於報告期內，TOP TOY品牌通過搭建工程組團隊以補充設計師的短板。在產品開發階段，工程組對零件及補件的開發、產品搭建結構和產品結構順序進行驗證和調整。在產品正式生產前，工程組會提供最優的產品結構方案，最大程度避免產品在量產後出現不可彌補的質量問題。

Chemical Safety
化學品安全

Management Concept

MINISO is well aware of the importance of chemical safety management and takes effective control measures throughout the product design, development, and manufacturing processes, therefore we strictly manage the use of chemicals. Meanwhile, we prohibit suppliers from using hazardous chemicals in the production process, and we hope to actively promote the use of environmentally friendly materials in collaboration with our production partners to reduce health, safety, and environmental risks associated with chemicals, fulfilling our commitment to quality and sustainable development.

管理理念

名創優品深知化學品安全管理的重要性,在產品的設計開發以及製造過程中採取有效的管控措施,對化學品的使用進行嚴格管理。同時,我們禁止供應商在生產過程中使用有害化學品,並希望與我們的生產合作夥伴一同積極推動環境友好型材料的使用,以降低化學品相關的健康、安全和環境風險,實現我們對品質和可持續發展的承諾。

Management Policy

We strictly comply with applicable chemical safety management regulations and standards, as well as the chemical product safety laws and norms in the countries or regions where we operate and sell our products, such as the *EU Regulation (EC) No 1907/2006 – Registration, Evaluation, Authorisation and Restriction of Chemicals* ("REACH"), the *Restriction of Hazardous Substances Directive* ("RoHS"), the *California Proposition 65* ("CA65"), the *Washington State Children's Safe Products Act*, and the *EU Cosmetics Regulation (EC) No 1223/2009* concerning the labelling of fragrance allergens in cosmetics, which regulate the standards of prohibition and restriction of chemicals, to provide consumers with healthy and safe products. At the same time, we actively focus on the environmental impact of chemicals and strive to prevent and mitigate environmental pollution.

As we operate in multiple countries and regions globally, to better advance the process and standardized management of MINISO's chemical substance, we have compiled and updated policies such as the *Testing Manual*, the *MINISO Prohibited and Restricted Substances List in Cosmetics Products*, and the *MINISO International Cosmetic Quality Standards – Risk Substance Control Manual*, based on the highest requirements in the relevant regulations and standards of different countries and regions. In 2024, TOP TOY established the corporate standard Q/TOPTOY 002-2024 for blind box – style trendy toys and figurines, to impose stricter restrictions on known toxic chemical substances, which further enhanced product safety and environmental performance.

管理政策

我們嚴格遵守適用的有關化學品安全管理法規和標準,以及我們所運營和銷售的國家或地區適用的化學產品安全法規及規範,如歐盟EC/1907/2006《關於化學品註冊、評估、授權和限制的法規》(「REACH」)、《關於限制在電子電氣設備中使用某些有害成分的指令》(「RoHS」)及《加州第65號提案》(「CA65」)、美國《華盛頓州兒童產品安全法案》、歐盟化妝品法規(EC)1223/2009關於化妝品中香精香料過敏原標籤的規定等有關化學品禁用、限用的標準,為消費者提供健康安全的產品。同時,我們積極關注化學品對環境的影響,努力防止和減輕環境污染。

由於我們在全球多個國家和地區開展經營活動,為更好地推進名創優品化學品物質流程化和規範化管理,我們參照不同國家和地區相關法規及標準中的最高要求編製與更新名創優品《檢測手冊》、《MINISO化妝品禁限用物質清單》及《MINISO國際化妝品質量標準 — 風險物質管控手冊》等制度。2024年,TOP TOY針對盲盒類潮流玩具及擺件制定了企業標準Q/TOPTOY 002-2024,以增加對已知有毒化學物質的嚴格限制,進一步提升產品的安全性和環保性能。

Management Practice

Chemical Identification

MINISO is committed to comprehensively identifying and managing regulated and potentially regulated chemical substances in our products. We strictly comply with relevant chemical management regulations in the regions where we operate and sell our products, and we scientifically identify and rigorously control all high-concern chemicals based on industry standards.

With reference to international mainstream industry standards, we have established and continuously refined a list of high-concern chemicals, covering prohibited substances, restricted substances, and potentially high-risk substances, to ensure compliance with relevant standards for prohibited and restricted chemicals and provide consumers with healthy and safe products.

Additionally, we have systematically listed and managed the chemical substances that are prohibited or restricted in relevant product categories through our internal systems, such as *Testing Manual*, *MINISO Prohibited and Restricted Substances List in Cosmetics Products*, and *MINISO International Cosmetic Quality Standards – Risk Substance Control Manual*. In 2024, TOP TOY set migration limits for eight heavy metals in accessible materials and stipulated that the content of three plasticisers in accessible plastic materials shall not exceed 0.1%. Furthermore, TOP TOY adopted the testing methods as specified in the most stringent international standards, such as the EN 71 Testing requirements by the EU, to ensure the chemical safety of products and protect the health of consumers.

As of the end of the Reporting Period, we have identified 1,828 prohibited substances, 632 restricted substances, and 415 high-concern substances.

管理實踐

化學品識別

名創優品致力於全面識別和管理產品中受監管及潛在受監管的化學物質,嚴格遵守運營和銷售所在地的化學品管理有關法規,基於行業標準對所有高關注化學品進行科學識別和嚴格管控。

我們參照國際主流行業標準建立並持續完善高關注化學品清單,涵蓋禁用物質、限用物質和潛在高風險物質,以確保產品符合化學品禁限用的相關標準,為消費者提供健康、安全的產品。

此外,我們通過《檢測手冊》、《MINISO化妝品禁限用物質清單》及《MINISO國際化妝品質量標準 — 風險物質管控手冊》等內部制度系統性地列舉與管理相關產品品類中禁止或限制使用的化學物質。2024年,TOP TOY針對可觸及材料規定了8種重金屬的可遷移元素限值,並明確可觸及塑化材料中3種增塑劑的含量不得超過0.1%。同時,TOP TOY參照國際最嚴格標準指定檢測方式,如歐盟EN71檢測要求,以確保產品的化學安全性、保障消費者健康。

截至報告期末,我們共識別出1,828種禁用物質,632種限用物質,以及415種高關注物質。



Hazardous Chemical Assessment

During the product development and design stage, MINISO incorporates the safety risks of chemicals to consumers into its scope of core assessments, and has established a rigorous assessment mechanism to ensure the safety and environmental friendliness of product ingredients.

Digital System Support

In the product development process, we require suppliers to report a list of chemical materials used through the digital system. If the product involves the use of prohibited hazardous chemical substances, the system will automatically alert that such substances cannot be used in this category. This mechanism ensures that high-risk chemical substances are identified and eliminated before mass production, mitigating potential hazards at the source.

High-risk Product Control

For high-risk products, we require suppliers to provide Material Safety Data Sheet ("MSDS"), Certificates of Analysis ("COA"), and, where applicable, International Fragrance Association (IFRA) certificates and allergen certificates for fragrances (where applicable), to ensure compliance and safety of product ingredients.

Additionally, we require suppliers to strictly adhere to applicable prohibited and restricted substance lists, provide stability and compatibility test reports for raw materials, and eliminate the use of any banned chemical substances.

危害化學品評估

在產品開發與設計階段，名創優品將化學品對消費者的安全風險納入核心評估範疇，並制定了一套嚴格的評估機制，以確保產品的成分安全和環保。

數字化系統支持

在產品開發過程中，我們要求供應商通過數字化系統上報所用化學材料清單。如果產品中涉及禁用化學物質，系統會自動提示該成分不可在此品類中使用。這一機製得以確保我們在產品量產前識別並剔除高風險化學物質，從源頭上消除潛在危害。

高風險產品管控

對於高風險產品，我們要求供應商提供化學品安全説明書（「MSDS」）、成分分析證書（「COA」）以及香精香料IFRA證書和過敏原證書（如適用），以確保產品成分的合規性與安全性。

此外，我們要求供應商嚴格遵守適用的禁用物質清單及限用物質清單要求，提供原材料的穩定性和兼容性測試報告，並杜絕任何違禁化學物質的使用。

Chemical Substance Disclosure and Phase-out

MINISO is committed to transparent disclosure of chemical information and ensures the safety and environmental friendliness of product ingredients through strict compliance management.

化學品披露與淘汰

名創優品始終致力於化學品信息的透明披露，並通過嚴格的合規管理確保產品成分的安全性和環保性。

Disclosure of Primary Materials and Formulas
主要材質與配方披露

We disclose the main materials and complete formulas for most of our products and clearly label any potential high-concern substances contained in the product to enhance product transparency. Furthermore, products of TOP TOY brand have a 10-year environmental use period, and the labels of electronic products detail the list of hazardous substances, ensuring consumers are fully informed about the environmental attributes of the products.

我們對大多數產品的主要材質及完整配方進行披露，並明確標識產品中可能存在的高關注物，以提升產品透明度。此外，TOP TOY品牌產品已設置10年的環保使用期限，並在其電子產品的標識上詳細標註有害物質成分表，確保消費者清晰瞭解產品的環保特性。

We strictly comply with cosmetic registration and certification requirements in all operating regions. For example, in the EU market, all our cosmetics are certified through the Cosmetic Products Notification Portal ("CPNP"), and full ingredient information is disclosed using International Nomenclature of Cosmetic Ingredients ("INCI") to ensure professional and clear disclosure.

我們嚴格遵守各運營地的化妝品註冊和認證要求。如在歐盟市場，我們的所有化妝品均通過化妝品產品通知門戶（「CPNP」）認證，並按照國際通用名稱（「INCI」）標示披露完整成分信息，確保披露內容專業、清晰。

Full Ingredient Disclosure for Cosmetics
化妝品的完整成分披露

In accordance with applicable regulations and industry standards, we have compiled a list of high-risk chemical categories that need to be reduced or prohibited, including lead, cadmium, formaldehyde, flame retardants, and allergenic disperse dyes. Additionally, we commit to not developing products and accessories using melamine materials (such as melamine and melamine ware), not using PC plastic in children's food contact products and accessories, and require suppliers to sign corresponding commitments.

Furthermore, we are committed to gradually reducing and ultimately eliminating the use of hazardous and restricted chemicals, promoting the substitution of high-concern substances, and introducing safer and more environmentally friendly materials through research and innovation.

我們按照適用的相關法規及行業標準，列舉出須減少或禁用的高風險化學品類目清單，包括鉛、鎘、甲醛、阻燃劑及致敏分散染料等。同時，我們承諾不開發密胺材料（如三聚氰胺、美耐皿）的產品及配件，在兒童食品接觸類產品及配件中不使用PC塑料，並要求供應商簽署相應承諾。

此外，我們致力於逐步減少直至停止使用有害及受限化學品，並推動高關注物質的替代工作，通過研發與創新引入更安全環保的材料。

Substituting PC with Tritan Plastic
使用Tritan塑料替代PC

We plan to gradually phase out the use of PC plastics and substitute them with Tritan plastic, which is safer and free of bisphenol A, to promote green ecological development and health of consumers. As of the end of the Reporting Period, we have developed 26 SKUs of Tritan plastic cup. At the development stage of plastic cups, the proportion of Tritan products has exceeded that of PC products.

我們計劃逐步淘汰PC塑料,並更換為成分更安全、不含雙酚A的Tritan塑料,以促進環境生態的綠色發展及消費者健康。截至報告期末,我們已開發26款SKU的Tritan塑料杯,在塑料杯開發階段,Tritan產品佔比已超過了PC產品。

SPM
微塑膠

In October 2023, with the official effectiveness of the Annex XVII of the REACH Regulation (EC) No 1907/2006, the European Union redefined Synthetic Polymer Microparticles ("SPM") and stipulated prohibited and restricted scenarios, as well as transition periods. The updated regulation aims to limit the release of SPM and related products within the EU to reduce environmental pollution caused by SPM. MINISO conducted a comprehensive review of the products affected by the regulation, and established effective formulas and material transition plans, ensuring the products sold in European Union strictly in line with the new requirements.

2023年10月,REACH法規(EC)No 1907/2006的附錄XVII正式生效,歐盟對合成聚合物微粒(「微塑膠」)進行了重新定義,並規定了禁限用情況及過渡時間。該法規更新旨在限制微塑膠本身及其相關產品在歐盟範圍內的投放,從而減少微塑膠對環境的污染。名創優品對法規所涉產品進行全成分複盤,制定了切實有效的配方、材料切換計劃,使銷售至歐盟的產品嚴格按新規要求執行。

Per- and Polyfluoroalkyl Substances ("PFAS")
全氟和多氟烷基物質(「PFAS」)

In 2024, MINISO proactively phased out PFAS from cosmetic formulas. PFAS, known for their thermal stability and resistance to degradation, are widely used in daily cosmetic products. However, their persistence, long-range transport, bioaccumulation, and toxicity pose long-term adverse effects on ecosystems and human health.

2024年,名創優品主動淘汰化妝品配方中的全氟和多氟烷基物質(PFAS)。PFAS因其卓越的熱穩定性和耐降解性,廣泛應用於日化用品中。然而,其持久性、遠距離遷移性、生物累積性和生物毒性會對生態環境和人體健康造成長期不良影響。

Highlights and Cases   亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效



As of the end of the Reporting Period, all products developed and sold under TOP TOY brand did not involve any use of any high-risk or controversial chemical substances and materials.

截至報告期末,TOP TOY品牌所有開發及上市產品均未涉及使用含有高風險爭議性化學品材質及材料。



As of the end of the Reporting Period, we have developed **26** SKUs of Tritan plastic cup.

截至報告期末,已開發**26**款SKU的Tritan塑料杯。

Information Security and Customer Privacy Protection
信息安全與客戶隱私保護

Management Concept

Securing the security of information assets is a critical task, and we have established a comprehensive information security and privacy protection organizational structure. We actively obtain information security certifications and have formulated sound information security policies and management systems to take effective measures to protect consumers' personal information privacy and security.

管理理念

管理信息資產的安全是一項重要工作，我們已建立完善的信息安全及隱私保護組織架構，積極獲取信息安全認證並制定妥善的信息安全政策與管理制度，採取切實措施以保護消費者個人信息隱私及安全。

Management Policy

We strictly comply with relevant laws and regulations, such as the *Cybersecurity Law*, the *Data Security Law*, and the *Personal Information Protection Law*, and have established a complete organizational structure for information security and privacy protection. We have formulated multiple policies such as the *Information Security and Privacy Protection Management Policy*, the *Data Outbound Transmission Management Regulation*, and the *Supplier Security Management Regulation* to standardise daily information security practices. At the same time, we have developed the *Response Procedure to Personal Information Leakage Incidents* and the *Emergency Plan for Personal Information Leakage Incidents*, and have conducted relevant contingency drills in response to the occurrence of sudden incidents.

管理政策

我們嚴格遵守《網絡安全法》、《數據安全法》及《個人信息保護法》等相關法律法規，並建立完善的信息安全及隱私保護組織架構。我們已制定《信息安全與隱私保護管理策略》、《數據出境傳輸管理規範》及《供應商安全管理規範》等多項政策，對日常信息安全保障工作予以規範。同時，我們亦制定了《個人信息洩露事件響應程序》及《個人信息洩露事件應急預案》，並開展相關應急演練以應對突發事件發生。

Management Practice
Organizational Structure for Information Security and Privacy Protection

The Board is the highest accountability body for our information security and privacy protection. We have established an information security and privacy protection organizational structure composed of decision-making, management, execution, and various relevant external support teams. We have set up an Information Security and Privacy Protection Management Office to lead the management of information security and privacy protection and to act on related decisions. In addition, human resources, legal, and internal audit teams also join the information security and privacy protection organizational structure as internal support and supervision units to ensure that decisions under this structure are implemented and properly supervised.

管理實踐
信息安全及隱私保護組織架構

董事會為我們信息安全及隱私保護的最高問責機構，我們已建立由決策層、管理層、執行層及各相關外部支持團隊組成的信息安全及隱私保護組織架構。我們通過成立信息安全及隱私保護管理辦公室來負責信息安全及隱私保護的管理工作，並代理相關決策。與此同時，人力、法務及內審團隊亦作為內部支持及監督單位加入信息安全及隱私保護組織架構，保障該架構下的決策得以落實並受到適當的監督。





Board
董事會

Receive reports relating to information security and privacy protection.

聽取信息安全與隱私保護的相關匯報。

Interdepartmental Information Security and Privacy Protection Management Office
跨部門信息安全及隱私保護管理辦公室

Decision-making Level:

Responsible for determining the organization's information security and privacy protection goals, policies, and overall implementation plan. Approving and guiding the relevant policies, systems, processes, and other documents related to the organization's information security and privacy protection. Supervising the handling of information security and privacy protection risks.

決策層：

負責確定組織的信息安全與隱私保護目標、方針和總體實施方案，對組織的信息安全與隱私保護相關政策、制度、流程等文檔進行審批和指導，對信息安全與隱私保護風險的處置進行監督。



Information Security Management Team
信息安全管理小組

Management Level:

Responsible for implementing the guidelines and policies formulated by the decision-making level into the work of various functional departments or business segments.

管理層：

負責把決策層制定的方針、政策貫徹到各個職能部門或業務分部的工作中。



Information Security Working Group
信息安全工作小組

Execution Level:

Under the leadership of the decision-making level and the coordination of the management level, each center's representative is responsible for executing policies, systems, and processes for information security and privacy protection, tracking and handling information security and privacy protection risks and revising relevant systems, processes, and other documents.

執行層：

在決策層的領導和管理層的協調下，各中心對接人負責執行信息安全與隱私保護的政策、制度和流程，持續跟蹤處理相關風險，並對制度、流程、文檔進行修訂。

We actively pursue authoritative information security certifications. Our core subsidiaries, including MINISO (Guangzhou) Co., Ltd., Chuangyou Digital Technology (Guangdong) Co., Ltd., the Group's subsidiary in the United States, USA MINISO DEPOT INC, and the Group's subsidiary in Canada, MINISO LIFESTYLE CANADA INC, have obtained Level 3 Protection Certification under the Classified Protection of Information System, ISO 27001 Information Security Certification, and ISO 27701 Privacy Protection Certification.

我們積極獲取權威信息安全認證。其中，我們的核心附屬公司，如名創優品（廣州）有限責任公司、創優數字科技（廣東）有限公司、美國子公司USA MINISO DEPOT INC和加拿大子公司MINISO LIFESTYLE CANADA INC等均已獲得信息系統安全等級保護三級認證、ISO 27001信息安全認證及ISO 27701隱私保護認證。

Audit of Information Management Systems

We conduct regular information security audits that combine internal and external audits to ensure thorough oversight of our information management systems.

- Internal Audit: We conduct annual internal audits for ISO 27001 and ISO 27701 supplemented by ad-hoc special information security audits conducted by the information security team.
- External Audit: We conduct annual external audits to comply with the requirements of ISO 27001 and ISO 27701, alongside network security audits aligned with the requirements of the Classified Protection of Information System Level 3 Protection Certification.

信息管理體系審計

我們定期開展內外部審計結合的信息安全審計工作，確保我們的信息管理體系接受充分的監督。

- 內部審計：我們每年度組織ISO 27001和ISO 27701內審工作，並由信息安全組每年不定期開展專項信息安全審計。
- 外部審計：我們按照ISO 27001及ISO 27701體系要求每年接受外部審計，按照國家信息安全等級保護三級認證要求接受網絡安全審計。

Information Security Assurance

We have employed advanced information security technologies and deploy comprehensive software and hardware technical solutions in cloud-based and offline security, audit, and traceability. Utilizing advanced tools such as cloud firewalls, cloud-based WAFs, and Bastion hosts, we implement technical solutions like situational awareness, vulnerability scanning, and penetration testing to establish a comprehensive defense system for information security. We have developed detailed contingency plans to promptly address information security incidents or data privacy concerns raised by data subjects.

During the development of data application systems, such as our membership system, we have defined multiple information security requirements, including system security, application security, and data security, to mitigate information system security risks. During system iterations, we conduct reviews of information security and privacy compliance risks, ensuring that issues are resolved before system deployment and that privacy statements are promptly updated. When using AI tools, we strictly control uploaded content to safeguard consumer privacy and the storage of sensitive company information.

For data held by overseas subsidiaries, we comply with local data security and cross-border data regulations by implementing compliance measures such as local data storage, execution of cross-border data agreements, and encrypted data storage to ensure data security.

信息安全保障

我們已應用先進的信息安全技術，圍繞雲上保障、線下保障、審計與溯源等領域部署完善的軟硬件技術方案，並採用雲防火牆、雲WAF、堡壘機等先進設備，實施態勢感知、漏洞掃描及滲透測試等技術方案，建立信息安全縱深防禦體系。我們制定了詳細的應急計劃，及時處理信息安全事件或數據主體提出的任何數據隱私關切問題。

在會員系統等數據應用系統的開發過程中，我們明確了系統安全、應用安全及數據安全等多項信息安全要求，以減少信息系統安全風險；在系統迭代過程中，我們會評審信息安全及隱私合規風險，並要求系統在上綫前完成相關問題的整改，同時及時更新隱私聲明；在使用AI工具過程中，我們會對上傳內容進行嚴格管控，確保消費者隱私與公司敏感信息的存儲安全。

對於海外子公司的數據信息，我們會依據當地數據安全及數據跨境等法規要求，通過本地存儲或簽署數據跨境協議、數據加密存儲等合規舉措保障數據安全。

Protection of Personal Information Rights

We support users in accessing, checking, correcting/supplementing, deleting, and transferring personal information as mentioned in the *MINISO Privacy Statement*. We provide channels for exercising personal information rights, such as account cancellation, obtaining a copy of personal information, and explaining personal information processing rules, fully protecting consumers' personal data rights.

We continuously optimize the user interface, fully implementing the principle of "minimum necessity" for information collection from both legal text and operational page perspectives. We disclose the *List of Personal Information* and the *List of Collected Personal Information Shared with Third Parties* to increase transparency in our information collection process. We also inform our users of the usage of their personal information and emphasize their rights to manage it. We undertake that we do not share personal information with any companies, organizations, or individuals other than MINISO's service providers unless we have obtained the user's individual consent or as required by specific laws and regulations. As of the end of the Reporting Period, we only share personal information with TOP TOY and certain authorized partners, as described in the *MINISO Privacy Statement*, to provide necessary services. Additionally, MINISO (Guangzhou) Co., Ltd., Chuangyou Digital Technology (Guangdong) Co., Ltd., and the Group's subsidiary in the United States, Indonesia, Singapore, Canada, and Germany, have signed reviewed data processing agreements or cross-border data agreements.

During the Reporting Period, in terms of overseas markets, we comprehensively updated our membership privacy policies and data collection notices in the United States in accordance with changes in relevant policies and regulatory requirements to ensure compliance with local laws and regulations. In Southeast Asia, we drafted and implemented market-specific membership privacy policies, optimised employee data collection notices, and improved the entire data management process while implementing personal data management guidelines.

Sensitive Information Control

We implement strict management and review mechanisms for sensitive information, particularly user data, including regular account authority reviews, process approvals, and data anonymization to ensure proper control of data access. We have also formulated the *Data Security Management Standards*, clarifying data destruction responsibilities across departments.

We integrate information security risk assessments into supplier admission assessments. Suppliers involved in handling consumer personal information or sensitive company information are required to sign relevant consignment agreements, sharing agreements, and confidentiality agreements. We prioritize partners with ISO 27001 Information Security Certification.

個人信息權利保護

我們在《名創優品隱私聲明》中支持用戶訪問、查閱、更正／補充、刪除、轉移個人信息,並提供了賬戶註銷、獲取個人信息副本、解釋個人信息處理規則等個人信息權利的行使渠道,充分保護消費者個人數據權益。

我們持續優化交互界面,從法律文本以及操作頁面兩個方面充分落實信息收集「最小必要」原則。我們披露《已收集個人信息清單》和《與第三方共享個人信息清單》,增強信息收集透明度。同時,我們會告知用戶其個人信息使用情況,並強調用戶的管理權利。我們承諾,除非獲得用戶單獨同意或根據特定的法律法規規定,我們不與名創優品服務提供者以外的公司、組織和個人分享個人信息。截至報告期末,為提供必要服務,我們的信息共享範圍僅包括TOP TOY品牌及特定授權合作夥伴,具體詳情請參閱《名創優品隱私聲明》。此外,名創優品(廣州)有限責任公司、創優數字科技(廣東)有限公司和集團美國、印尼、新加坡、加拿大及德國子公司均已簽署經審核的資料處理協議或數據跨境協議。

報告期內,針對海外市場,我們在美國市場根據政策及監管要求的變化,全面更新會員隱私政策及數據收集通知,以確保符合當地法律法規的合規性;在東南亞市場,我們制定並推行了針對各市場的會員隱私政策草案,優化員工數據收集通知,優化數據管理全流程並實施個人數據管理指南。

敏感信息管控

我們針對包括用戶數據在內的敏感信息設定了嚴格的管理及審查機制,包括定期審查賬號權限、流程審批以及脫敏處理來確保數據訪問的合理控制。我們亦制定《數據安全管理規範》,明確各部門的數據銷毀責任。

我們將信息安全風險評估納入供應商准入評估中,如果供應商涉及處理消費者個人信息或敏感公司信息,我們將要求其簽署相關的委託協議、共享協議和保密協議。我們將優先選擇獲得ISO27001信息安全認證的合作夥伴。

Information Security and Privacy Training

To enhance information security and privacy protection awareness, we conduct annual information security training for all employees (including outsourced personnel), requiring a 100% pass rate. In addition, we offer special information security training courses for our customer service team and conduct daily awareness campaigns through our WeChat official account. During the Reporting Period, a total of 1,711 employees participated in data security and privacy risk training.

信息安全及隱私培訓

為提升信息安全及隱私保護意識，我們每年對全體僱員（包括外包人員）開展信息安全培訓，要求培訓通過率達100%。此外，我們對客服團隊開展信息安全專項培訓課程，並通過微信公眾號開展日常宣傳。於報告期內，共計1,711名僱員參與數據安全及隱私風險培訓。

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效



No major breaches of information security or customer privacy occurred.

未發生重大信息安全和客戶隱私洩露事件。



Case: Information Security Training
案例：信息安全培訓

On December 12, 2024, we hosted an information security training session themed "Security Awareness" and "Feishu Secure Office". Through case studies, the training clarified common operational errors and detailed techniques for mitigating information risks. The session was conducted in a flexible format, combining "on-site learning, live streaming, and video playback", covering 6,756 office employees and MINISO store managers. With all participants completing post-training assessments, their information security awareness and protective skills were significantly enhanced.

2024年12月12日，我們舉辦了一場以「安全意識」和「飛書安全辦公」為主題的信息安全培訓，通過案例分析的方式澄清常見的錯誤操作，並詳述信息風險防範技巧。該培訓採用「現場學習+ 綫上直播+ 視頻回放」的靈活形式，共覆蓋辦公室員工及名創優品品牌門店店長合計6,756名同事，所有參訓人員均完成了課後考評，切實提升了僱員的信息安全意識與防護技能。

Marketing and Services
營銷與服務

Management Concept

We aim to continuously satisfy our customers by meeting their actual needs, building a professional team to provide comprehensive and prompt services, promptly respond to customer inquiries, and improve the resolution rate for after-sales issues. At the same time, we firmly uphold customer rights, adhere to responsible advertising practices, and cultivate a brand image rooted in integrity.

管理理念

我們以持續讓顧客滿意為目標，從消費者的實際需求出發，打造專業隊伍以提供全流程高效服務，及時響應顧客訴求，提高單次售後解決率。同時，我們堅決維護顧客權益，堅持負責任的廣告宣傳，打造誠信經營的品牌形象。

Management Policy

We uphold responsible marketing practices, strictly adhere to relevant laws and regulations, such as the *Consumer Rights Protection Law*, the *Advertising Law of the People's Republic of China* and the *Guidelines on Rules for Blind Box Business Operations (for Trial Implementation)*, and have established responsible marketing management systems, including the *Compliance Guidelines for Advertising and Promotional Activities* and *TOP TOY Blind Box Sales Policy*, to ensure that our promotional activities are truthful, healthy, and clear, avoiding any misleading product labels or advertisements. To further safeguard consumer rights, during the Reporting Period, we introduced a clause exempting customers from compensation for damaged products.

Additionally, we continuously optimize pre-sales and after-sales service mechanisms. We have formulated the *MINISO Customer Service Standards and Scripts* and the *Customer Complaint Management Policy* to standardize the procedure and timeliness of handling consumer complaints in each department.

管理政策

我們始終踐行負責任營銷，嚴格遵守《消費者權益保護法》、《中國人民共和國廣告法》及《盲盒經營行為規範指引（試行）》等相關法律法規，並制定了《廣告宣傳及促銷活動合規指引》及《TOP TOY盲盒銷售政策》等負責任營銷管理制度，以確保營銷推廣真實、健康、清晰，避免在產品標識和廣告宣傳中誤導消費者。為充分保障消費者權益，於報告期內，我們新增了顧客損壞商品無需賠付的條款。

此外，我們不斷優化產品售前與售後服務機制，制定《MINISO客服服務標準及話術》及《客戶投訴管理制度》，以規範各部門處理消費者訴求的工作流程及回應時效。

Management Practice

Responsible Marketing

We proactively identify potential marketing risks in our business, integrating the review of advertising and promotions into our internal risk management process, which are overseen by the marketing team. For regular products, we have established a multi-party review mechanism involving design, planning, design leads, business units, and legal teams. For IP-related products, additional reviews by marketing, merchandise, public relations, and copyright holders are required. For advertising copy involving numerical data, we implement an internal cross-review mechanism to ensure the accuracy and authenticity of promotional content. During the Reporting Period, we conducted over 10,000 reviews of marketing materials used in retail stores, including advertisements and promotional materials.

管理實踐

負責任營銷

我們主動識別業務過程中可能存在的營銷風險，將廣告宣傳的審核納入內部風險管理流程中，由營銷團隊統一把控。針對常規品，我們設立涵蓋設計、企劃、設計負責人、業務方及法務的多方審核機制，如IP類產品還需要經過營銷、商品、公關和版權方等審核。針對涉及數字的廣告文案，我們實行內部交叉審核的工作機制，確保相關推廣內容的準確性與真實性。於報告期內，我們對零售門店使用的廣告、促銷活動宣傳等宣傳物料審核超過10,000次。

To avoid issues such as inappropriate wording, mismatched imagery, or copyright disputes during IP promotions, we engage in thorough communication with copyright holders before launching IP collaboration projects and conduct in-depth IP briefings for internal teams. When promoting Chinese IPs overseas, we provide overseas distributors with unified marketing processes and promotional templates to prevent cultural missteps. We also implement regular inspection and supervision mechanisms, immediately removing, retracting, and rectifying any advertisements found to be inconsistent with facts or in violation of laws and regulations to prevent recurrence. During the Reporting Period, our responsible marketing efforts successfully promoted the original Chinese IP "Nailoong" to 57 overseas markets, achieving over 100 million social media exposures in Southeast Asia and earning recognition from international consumers.

We adhere to transparent and fair marketing principles, and strictly comply with the *Interim Provisions on Regulating Promotional Activities* issued by the State Administration for Market Regulation. During pop-up store campaigns, we promptly and accurately disclose product reservation rules, event details, quantities, and inventory updates through on-site signage and online announcements to avoid misunderstandings and disputes caused by information asymmetry. We also conduct training for store staff and prominently display reminders on online platforms such as our Tmall flagship store and the TOP TOY WeChat Mini Program, strictly restricting the sale of blind boxes and cards to children under the age of 8. During the Reporting Period, we conducted 10 responsible marketing training sessions covering topics such as advertising, promotion, and marketing compliance, reaching all employees involved in the marketing chain.

Customer Service System

We continue to advance service standardisation, deepen customer communication mechanisms, and offer customers consultation services through e-commerce platforms, 400-customer service hotlines, in-store services, and WeChat Mini Program across all channels. During the Reporting Period, we refined customer communication channels by developing offline customer service channels and the online Bubble Customer Service Assistant, and we improved response speed and accuracy by upgrading the online customer service system and integrating intelligent tools.

To better understand customer satisfaction with our products and services and gather feedback, in addition to conducting service satisfaction evaluations through the above channels, we regularly invite customers from private communities to participate in on-site surveys for direct interaction with consumers. During the Reporting Period, our overall customer satisfaction rate was 95%, with MINISO's Tmall flagship store ranking first in platform service assurance during the period.

We offer warranty services for specific product categories. Meanwhile, we implement return and exchange policies in our stores in China, providing consumers with channels for product returns and exchanges to protect their rights.

為避免在IP宣發過程中出現用詞不當、形象不符或版權糾紛等問題,我們在IP聯名項目啓動前均與版權方進行充分溝通,並對內部相關人員進行深入的IP信息宣導。在推廣中國IP出海過程中,我們為海外代理商提供統一的營銷流程與推廣模板,避免因文化差異而出現營銷失誤。同時,我們亦制定定期檢查及監督機制,一旦發現廣告內容與事實不符或有涉嫌違法違規的情況將立即對其下架、撤回並整改,以杜絕類似情況再次發生。於報告期內,我們憑藉負責任營銷舉措,成功將中國原創IP奶龍推廣至全球57個海外市場,在東南亞市場獲得超1億次的社媒曝光,贏得了海外消費者的認可。

我們堅持以透明、公正的原則開展營銷活動,嚴格遵守國家市場監督管理總局發佈的《規範促銷行為暫行規定》。在開展快閃店營銷活動中,我們通過現場指示牌和綫上發佈的形式,及時、準確地公示產品預約規則、活動詳情、數量和庫存進度等信息,避免信息不對稱帶來的誤解和糾紛。同時,我們對門店人員進行宣貫培訓,並在天貓旗艦店、TOP TOY品牌商城小程序等綫上渠道的顯眼處增加提醒標識,對盲盒、卡牌的銷售對象的年齡作出嚴格限制,要求不得向未滿8周歲的未成年人進行銷售。於報告期內,我們開展了共計10場負責任營銷培訓,涵蓋廣告、宣傳與營銷合規性等主題,覆蓋營銷推廣鏈條上的全體僱員。

客戶服務體系

我們持續推進服務標準化建設,深化客戶溝通機制,為客戶提供電商平台在綫客服、400客服熱綫、門店端、小程序等全渠道的諮詢服務。於報告期內,我們新增綫下客服通道及綫上泡泡客服小助手,細化顧客溝通渠道,並通過升級在綫客服系統與添加智能化工具,提高客戶問題的響應速度和準確性。

為更好地瞭解客戶對於我們產品和服務的滿意度並收集客戶意見,除通過以上渠道開展服務滿意度評價外,我們亦定期邀請私域社群內的客戶參與現場調研以直接與消費者交流。於報告期內,我們整體客戶滿意度為95%,其中名創優品天貓旗艦店在該週期內獲得平台服務保障第1名。

我們為特定類別的產品提供保修服務。同時,我們亦在全國門店實行退換貨政策,為消費者提供產品退貨及產品更換渠道,保障消費者權益。

Customer Complaint Handling

We have established a customer complaint handling mechanism, implementing level-based classification of customer complaints and targeted processing within timelines to achieve a rapid closed-loop for customer complaints. We open various complaint channels to customers, listening to customer feedback through online channels such as 400 customer service hotlines, e-commerce platform online customer service, Weibo and RedNote, and in-store offline channels.

We promptly convey customer complaints to the relevant departments and establish an improvement mechanism for complaints and feedback. For store-related feedback, we summarize customer feedback issues daily for all relevant personnel in the region and consolidate store service data for the operations department monthly. The operations department will communicate with stores across all regions in China at the beginning of each month. Meanwhile, product complaints are immediately transferred to the quality department for further analysis. At the beginning of each month, we hold a quality review meeting to address common issues and establish special incident handling teams when necessary. We also provide customer complaint handling training for store staff, conducting in-person classes and online live broadcasts to train reserve and existing store managers at offline operation centers in customer complaint handling skills, further enhancing the service level of store staff.

To implement customer complaint improvement, we handle service complaints through training, publicity, and performance evaluations, and address product complaints through measures such as regular factory inspections, random checks, and supplier accountability. Additionally, we leverage technology by using AI tools to set service red lines and negative sentiment alert mechanisms to enable comprehensive intelligent quality checks, optimize customer service processes, and improve service quality.

客戶投訴處理

我們已建立客戶投訴處理機制，對客戶投訴實行等級劃分並在時效要求內進行針對性的處理，落實客戶投訴的快速閉環。我們暢通客戶投訴渠道，通過400客服熱線、電商平台在綫客服、微博、小紅書等線上渠道以及門店線下渠道傾聽客戶意見。

我們及時將顧客的投訴傳達給相應的部門，並建立對投訴和反饋的改進機制。對於門店問題的反饋，我們會每天將客戶反饋的問題匯總給區域內的所有相關人員，並按月度將門店服務數據匯總至運營部門，運營部門會於每月月初與全國各區域門店溝通服務情況。同時，產品投訴將立即轉給質量部門作進一步分析，每月初我們將召開質量審查會議，解決共性問題，並在有需要時成立特別事件處理小組。我們亦為門店人員提供客戶投訴處理培訓，以線下場景授課及線上直播的形式對線下運營中心的儲備門店經理及店長進行客訴處理技巧培訓，進一步提升門店人員處理客戶投訴的工作水平。

為落實客戶投訴改善意見，我們通過培訓、宣傳和績效評估來處理服務投訴，並通過定期巡廠、定期抽檢和供應商問責等措施來處理產品投訴。此外，我們借助科技賦能，利用AI工具設定服務紅綫與負面情緒預警機制，實現智能化全量質檢，優化客戶服務流程，提升服務質量。

Highlights and Cases

亮點及案例

 ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

 We conducted over **10,000** reviews of promotional materials used in retail stores, including advertisements and promotional materials.

我們對零售門店使用的廣告、促銷活動宣傳等宣傳物料審核超過**10,000**次。

 TOP TOY has carried out a total of **10** trainings on responsible marketing covering all employees of TOP TOY brand.

TOP TOY品牌開展了共計**10**場負責任營銷培訓，覆蓋TOP TOY品牌全體僱員。

 The complaint handling rate was **100%**, with an overall customer satisfaction rate of **95%**.

投訴處理率**100%**，整體客戶滿意度為**95%**。

Gathering Synergy to Promote a Better Life Together
聚力協同　共創美好生活

We are convinced that the long-term and stable development of the Company depends on the unity of employees. We fully respect and protect the basic rights and interests of our employees, provide them with a diverse, inclusive, healthy and safe working environment, facilitate their diversified development, and work together with our partners to build a responsible supply chain.

我們深信，企業的長期穩健發展離不開僱員的凝心聚力。我們充分尊重和保護僱員的基本權益，為僱員提供多元包容、健康安全的工作環境，助力僱員多元化發展，並攜手合作夥伴打造負責任供應鏈。

Material Topics in This Section

Employee Rights Protection
Diversity and Inclusion
Employee Development and Training
Occupational Health and Safety
Supply Chain Management
Franchisee and Distributor Management

本章節重要性議題

僱員權益保護
多元及包容
僱員發展與培訓
職業健康與安全
供應鏈管理
加盟商與代理商管理

Response to the SDGs in This Section











3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
17 PARTNERSHIPS FOR THE GOALS

本章節回應的SDGs













3 良好健康與福祉
4 優質教育
5 性別平等
8 體面工作和經濟增長
10 減少不平等
12 負責任消費和生產
17 促進目標實現的夥伴關係

Employee Rights Protection
僱員權益保護

Management Concept

We continue to implement policies on equal opportunity, diversity, and anti-discrimination for employees, and protect the legal rights and interests of our employees in such areas as recruitment and dismissal, compensation and benefits, promotion, working hours, rest periods and other related aspects. We have conducted diversified employee activities, set up comprehensive communication channels, actively listened to the views of our employees, continuously enhanced our employee welfare system, and adhered to the principle of equal pay for equal work, so as to protect employee rights across multiple dimensions.

Management Policy

We strictly adhere to the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Regulations on the Prohibition of Child Labor* and other relevant laws and regulations. To safeguard employees' legal rights in recruitment, compensation and benefits, working hours, and other areas, we have established multiple internal policies based on these laws and regulations to protect employee rights, including the *Recruitment Management Policy*, the *Personnel Management Policy*, the *Compliance and Accountability Policy*, and the *Attendance Management Policy* among other internal management policies, to ensure that all employment practices are legitimate and compliant, and to promote the implementation of fair and non-discriminatory employment policies. We have incorporated provisions against child labor, forced labor, and discriminatory practices into the aforementioned internal policies, explicitly prohibiting the use of child labor and any form of forced labor.

Management Practice

Recruitment

In the recruitment process, we strictly adhere to national laws and regulations that prohibit the use of child labor and forced labor. We have established the *Interviewer Code of Conduct Handbook* to standardize recruitment practices, strictly verify the identity information of employees, and maintain open reporting channels. Upon identification of any child labor situation, we will protect their legal rights and interests and safely return them to their parents or guardians as required by the relevant authorities. Since the establishment of MINISO, we have not been involved in any incidents of employing child labor, forced labor or other violations of employment laws and regulations or related guidelines in the regions where we operate.

管理理念

我們持續落實勞動者機會平等、多元化及反歧視等方面的政策，保障僱員在入職離職、薪資福利、升職、工作及休息時間等方面的各項合法權益。我們開展多樣化的僱員活動，設置完善的溝通渠道，積極聆聽僱員的聲音，並不斷完善僱員福利體系，落實同工同酬原則，多維度保護僱員權益。

管理政策

我們嚴格遵守《中華人民共和國勞動法》、《中華人民共和國勞動合同法》及《禁止使用童工規定》等相關法律法規。為保障僱員在聘用、薪資福利及工作時間等方面的各項合法權益，我們以相關法律法規為基礎，制定了多項保護僱員權益的內部政策，包括《招聘管理制度》、《人事管理制度》、《合規問責制度》及《考勤管理制度》等內部管理政策，確保各項僱傭工作合法合規，促進落實公平和非歧視性的就業政策。我們已將反對童工、反對強制勞動及反歧視行為的相關條款納入上述內部政策之中，明確禁止使用童工以及任何類型的強迫勞工行為。

管理實踐

招聘

在招聘過程中，我們嚴格遵守國家關於禁止使用童工和強迫勞動的法律法規，並制定《面試官行為準則手冊》以規範招聘管理標準，嚴格核實僱員的身份信息，且暢通舉報渠道。一旦發現誤招童工的情況，我們將按照有關部門要求保障其合法權益，將其安全送至父母或其監護人身邊。自名創優品成立以來，我們未發生聘用童工、強制或強迫勞動等違反運營所在地用工法律法規或相關準則的事件。

Talent Retention

We consistently improve our remuneration and incentive system to attract and retain talents. We have formulated the *Salary Approval and Management Regulations* and the *Performance Bonus Management Measures*, and established a mechanism for assessing performance wages to ensure that our employees receive the full incentive effect of the remuneration policy. We provide our employees with monthly, quarterly and annual incentive remuneration, and implement a share incentive scheme to implement long-term incentives for key talents.

Employee Communication

We have set up an HR support ticket system, an HR mailbox and a corporate mailbox of Employees' Union as real-time communication channels for employees. Upon receiving feedback from employees, we will coordinate with the Audit Center to verify and handle the issues promptly. Meanwhile, we conduct multiple employee satisfaction survey annually to gather opinions from all staff. The employee satisfaction survey covers topics such as satisfaction and suggestions regarding corporate culture atmosphere, and employee experience. These findings serve as a guide for timely implementation of targeted improvement measures, with the aim of continuously enhancing employee satisfaction.

Welfare Subsidies

We are committed to providing comprehensive employee welfare benefits, including basic employee benefits such as social insurance and housing funds offered in accordance with laws and regulations, as well as paid leave, including maternity and paternity leave. We also provide a variety of welfare allowances such as festival gifts, wedding gifts, seniority awards, overseas business trip allowances, hospitalization allowances for maternity, Employees' Union care, to enhance the happiness and sense of belonging of our employees across the board.

We continually focus on employee needs, offering a range of subsidies to all employees and different categories of staff:

人才留存

我們持續完善企業薪酬激勵體系以吸納並保留人才，制定《薪資核算與管理辦法》及《績效獎金管理辦法》，建立績效工資評估機制，充分發揮了薪酬制度對僱員的激勵作用。我們為僱員提供月度、季度及年度的激勵薪酬，並實施股權激勵計劃，落實關鍵人才長期激勵機制。

僱員溝通

我們設置HR工單系統、HR專用郵箱及工會專屬企業郵箱，作為僱員實時溝通的渠道，並在接收到僱員反饋時，第一時間協同審核中心核實及處理。同時，我們每年開展多次僱員滿意度調查，以聆聽所有僱員的意見。僱員滿意度調查內容覆蓋了企業文化氛圍及僱員體驗等議題的滿意度與建議，以此為導向及時開展針對性的改善措施，以不斷提升僱員滿意度。

福利補貼

我們致力於為僱員提供健全的僱員福利保障，包括依法依規提供五險一金等僱員基本福利與帶薪產假、陪產假等帶薪假期，並為僱員提供節慶禮包、結婚禮金、工齡獎、海外出差補貼、分娩住院補貼、工會關懷慰問等各項福利津貼，全面提升僱員的幸福感與歸屬感。

我們持續聚焦僱員的需求，面向全體僱員及不同類別的人員提供多種補貼：

Long-Term Commitment Employee Award **長期主義老員工獎**	We have established Long-Term Commitment Employee Award, providing different incentives based on tenure to continuously strengthen benefits for long-serving employees. 我們設立長期主義老員工獎，根據其工齡情況設立不同的獎勵，以持續強化對工齡較長的僱員的福利補貼工作。
Contingency Allowance **突發事件補貼**	The members of the Employees' Union due to illness may apply for solatium or comfort items. For employees who are in financial difficulties or suffer from sudden hardship, the committee of Employees' Union will provide one-time financial subsidy at its discretion. 工會僱員因病住院，可申請慰問金或慰問品。對於經濟困難或遭受突發性困難的僱員，工會委員會將視情形酌情給予一次性經濟補助。

Allowance for Employees in Hardship 困難僱員補貼	We proactively conduct surveys to understand the living conditions and working environment of our employees, identify those in need, and establish files for eligible employees. Through timely tracking and management, we practically enhance support for employees facing difficulties and distribute hardship allowances. 我們主動開展僱員生活狀況、工作環境等信息摸底，進行困難認定並為符合條件的僱員建立檔案，及時跟蹤管理以切實加大困難僱員幫扶力度，發放困難補貼。
Overseas Business Trip Allowance and Commercial Insurance 海外出差補貼及商業保險	We offer allowances to cover daily living and transportation expenses for employees on overseas business trips. Additionally, based on the duration of their overseas business trips, we provide targeted commercial insurance for short-term overseas business trips or long-term overseas assignments, ensuring comprehensive coverage for accidents, medical treatment, and other incidents occurring abroad. 對於出差海外的僱員，我們提供日常生活及交通等方面的補貼。並就僱員海外出差時間長短，針對性提供海外短期出差商業保險或海外長期派遣商業保險，為海外派遣及出差僱員在境外發生的意外、醫療等事件提供常規保障。
Employer's Liability Insurance for Logistics Center Positions 物流中心崗位的僱主責任險	We provide employer's liability insurance for personnel in high-risk positions at our logistics centers, offering protection in the event of accidental injury. 我們向安全風險程度較高的物流中心崗位人員提供僱主責任險，在人員發生意外傷害時提供保障。
Store Grievance Special Allowance 門店委屈專項獎金	During the Reporting Period, we introduced the Store Grievance Special Allowance to commend and support store staff for their professional accomplishment, professionalism and a positive attitude in complex service scenarios, so as to foster a supportive and enjoyable working environment sustainably. 我們於報告期內設立門店委屈專項獎金，以表彰和支持門店人員在複雜服務場景中展現的職業素養和專業、積極的態度，持續打造陽光服務、開心工作的門店氛圍。

Employee Activity

To support our employees in balancing work and life, we have organized various employee activities through the Employees' Union, including badminton, basketball, soccer, table tennis and yoga. Additionally, we established a DUNDUN DANCE club. We organize weekly sports activities for our employees, and we occasionally organize outdoor hikes, parent-child activities, or social events for our employees. Additionally, we host monthly birthday parties and DIY workshops to enrich our employees' spare-time lives.

僱員活動

為協助僱員平衡工作與生活，我們通過工會開展了豐富多樣的僱員活動，包括羽毛球、籃球、足球、乒乓球、瑜伽及DUNDUN DANCE俱樂部。我們每周組織職工參加體育活動，同時還不定期舉辦戶外徒步、親子活動或聯誼活動。此外，我們每月圍繞不同主題為僱員舉辦生日會及DIY小課堂，豐富僱員業餘生活。

Employee Needs

We proactively cater to our employees' diverse needs by providing nutritious meals, convenient accommodation, comprehensive health management, and family-friendly policies, ensuring employees feel cared for and supported in both work and life, thereby enhancing their cohesion and sense of belonging.

僱員需求

我們積極關注僱員的多樣化需求，通過提供營養餐食、便捷住宿、全面健康管理以及家庭友好政策，確保僱員在工作和生活中感受到我們貼心的關懷與支持，增強僱員的凝聚力與歸屬感。



Flexible Working Hours 彈性工作制

During the Reporting Period, we adjusted flexible clock-in times to further promote flexible working arrangements, so as to improve employee happiness and productivity.

於報告期內，我們調整彈性打卡時間，進一步推廣彈性工作制，以提升僱員的幸福感與工作效率。



Dining Needs 用餐需求

We provide meals or meal allowances for all employees, including administrative and warehouse staff. For example, at our headquarters, we have a MINISO employee canteen with a dining area of approximately 800 square meters and intelligent food cabinets capable of delivering 400 online food orders, to create an efficient and convenient dining experience for our employees. We also designate Wednesdays as "Happy Days", offering free ice creams, and offer meal vouchers for certain holidays to our employees.

我們為包含行政及倉庫人員在內的全體僱員提供餐食或餐補。例如，在公司總部，我們配備了就餐區面積約為800平方米的名創優品僱員餐廳及提供400份在線訂餐的智能餐櫃，為僱員創造高效便捷的就餐體驗。此外，我們將每週三設置為快樂日，公司僱員可免費領取雪糕，並在特殊節假日發放餐券。



Residential Needs 居住需求

We offer over one hundred talent apartments for employees in need and provide shuttle bus services for employees between the Company and talent apartments during commuting hours.

我們為有需要的僱員提供超百套人才公寓以供申請，並安排僱員班車於上下班時間往返本公司與人才公寓。



Health Needs 健康需求

We equip office employees with ergonomic chairs, and provide professional fitness spaces and organize themed fitness activities to encourage employees to maintain a healthy physique in their spare time. Moreover, we have established a multifunctional area, including massage rooms, therapy rooms, yoga rooms, and medical clinics, to ensure the physical and mental health needs of our employees from various perspectives.

我們為辦公室僱員配置人體工學辦公椅，並設有專業的健身空間，舉辦主題健身活動，鼓勵僱員在工作之餘保持健康體魄。此外，我們打造包括按摩室、理療室、瑜伽室及醫務室在內的多功能區，多角度保障僱員的身心健康需求。



Family Needs 家庭需求

We provide parent-teacher conference leave and parental leave for married employees with children to facilitate their active involvement in their children's family activities. Additionally, we provide product purchase discounts for employees and their families.

我們向已婚已育的僱員提供家長會假及育兒假，方便他們參與孩子的家庭活動。此外，我們為僱員及其家人提供產品購買優惠。

Highlights and Cases　　　　　　亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點 ESG 績效

100% of the employees in MINISO (Guangzhou) Co., Ltd. and female employees signed collective labor contract. The performance incentive compensation assessment covers over **99%** of the employees.

名創優品（廣州）有限責任公司職工集體合同、女職工專項集體合同的僱員簽訂覆蓋率為**100%**。
績效激勵薪資的評估覆蓋**99%**以上的員工。

- -

Share incentives were granted to approximately **500** employees, including Directors, senior management and other employees.

我們向約**500**名董事、高級管理層及其他僱員提供股份激勵。

- -

The Employees' Union clubs conducted a total of **310** club activities, with **5,144** employee participations; additionally, **6** on-site medical services were held, benefiting **1,567** employees, with a satisfaction rate of **96.3%**.

工會俱樂部累計開展**310**場俱樂部活動，參與僱員達**5,144**人次；累計開展駐點義診服務**6**次，服務僱員**1,567**人次，義診服務滿意度達**96.3%**。

- -

24 store employees received the "Store Grievance Special Allowance".

共計**24**位門店人員領取「門店委屈專項獎金」。

- -

MINISO was awarded the "**2024 Forbes China Most Employee-Friendly Employer**".

名創優品榮獲「**2024福布斯中國年度最受員工歡迎僱主**」獎項。

- -

The employee canteen held a quarterly food festival, offering over **5,400** free food vouchers to employees, totaling over **11,700** servings of free snacks.

僱員食堂每季度開展美食節並向僱員贈送超**5,400**張免費美食券，纍計發放免費小吃超**11,700**份。



Employees' Union Cooling-off Activitiy
工會送清涼活動



Spring Parent-Child Study Tour
春日親子研學之旅



Chuangyi China-Chic Carnival Intangible Cultural Heritage Experience
創億國潮嘉年華非遺體驗



DUNDUN DANCE Club Activitiy
DUNDUN DANCE俱樂部活動



Employee Appreciation Day Activitiy
僱員熱愛者感恩日活動



DUNDUN Themed Employee Birthday Party
DUNDUN主題僱員生日派對

Diversity and Inclusion
多元與包容

Management Concept

We have consistently implemented a global strategy, aiming not only to convey the idea of a joyful life to global consumers but also to create a "happy factory" that attracts top global talents through an equal and inclusive corporate culture, a young and open work environment, employee-empowering compensation and benefits, and ample opportunities for learning and growth.

We practice the principles of open equality and diverse integration in our employment practices. We strictly match talents based on job requirements and qualifications without discrimination due to differences in household registration, ethnicity, race, gender, religious beliefs, disability, marriage, or maternity status. We prohibit workplace discrimination, harassment, and other inappropriate behaviors, and actively collaborate with our employees to foster a positive and uplifting work atmosphere.

Management Policy

Our *Compliance and Accountability Policy* explicitly prohibits any form of sexual harassment and racial discrimination. For employees who engage in such behavior, we will terminate their employment and hold them financially liable for damages based on the severity of the act, the extent of the loss, and the impact caused. We oppose all discrimination, harassment, and similar misconduct on the basis of gender, age, religion, and nationality, and penalize the involved personnel according to the violation.

In 2024, in response to the national call for open recruitment, we further standardized our recruitment procedures by developing the *MINISO Recruitment Management System* and the *MINISO Interviewer Code of Conduct Manual*. We prohibit the use of sensitive terms, such as educational background and gender, in job descriptions. Additionally, all recruitment-related personnel (including HR specialists and department supervisors) are required to complete relevant training before conducting interviews. During interviews, they must not inquire about private matters or discriminate against candidates based on household registration, region, ethnicity, race, gender, religious beliefs, disability, marital or reproductive status.

管理理念

我們一直踐行全球化戰略,除了向全球消費者傳遞開心生活的理念,我們也希望憑藉平等包容的企業文化、年輕開放的工作氛圍、激勵僱員的薪酬福利及前景廣闊的學習成長空間,打造吸引全球優質人才的「開心大廠」。

我們踐行公開平等、多元融合的僱傭原則,以一視同仁的態度嚴格按照崗位需求及任職資格進行人才匹配,不因戶籍、地域、民族、種族、性別、宗教信仰、殘疾、婚姻或生育等差異而區別對待,禁止職場歧視、騷擾等不當行為,與僱員攜手共建積極陽光的工作氛圍。

管理政策

我們制定《合規問責制度》,明確禁止任何方式的性騷擾及種族歧視行為。針對發生上述行為的僱員,我們將進行辭退處理,並要求其根據情節輕重、損失大小、後果大小及影響程度,承擔相應的經濟賠償責任。我們反對一切基於性別、年齡、宗教和國籍的歧視、騷擾及類似不當行為,並根據實際情況針對違反規定的涉事人員進行處罰。

2024年,為積極響應國家公開招聘工作號召,我們進一步規範招聘程序,制定《名創優品招聘管理制度》及《名創優品面試官行為準則手冊》,禁止在崗位招聘描述中出現學歷、性別等敏感詞彙,並要求所有招聘相關人員(包括人力資源專員及用人部門主管等)在面試前完成有關培訓,不得在面試中追問隱私內容,不得因戶籍、地域、民族、種族、性別、宗教信仰、殘疾、婚姻或生育等因素歧視面試者。

Management Practice

Employee Diversity

We are committed to a diverse and inclusive talent development, promising equal treatment for every employee. Our dedication to this commitment is evidenced by our diversity efforts. As of the end of the Reporting Period, the proportion of our female employees in mainland China was 65.0%; and the proportion of employees in overseas countries and regions was 60.8%.

While ensuring the stable development of our business, we are also committed to creating more career development opportunities for talent across different regions, actively promoting both the globalization and localization of our workforce. We have built a talent team deeply rooted in local markets. As of the end of the Reporting Period, the localization rate of our operational talent in directly operated markets such as Vietnam reached 69%, while the localization rate of store managers reached 100%. Additionally, we continue to strengthen the recruitment of local talent overseas by upgrading our recruitment channels and striving to enhance localized talent deployment.

We respect the traditional cultures and customs of our employees from various operating locations, and celebrate a diverse range of festivities according to local holidays. Furthermore, we actively promote cross-cultural exchanges, deepening the global workforce's understanding and appreciation of different cultures through language learning and on-site study visits. This fosters cohesion and a sense of belonging among our multilingual and multinational teams.

管理實踐

僱員多元化

我們堅持人才多元化共融發展，承諾平等對待每一位僱員，並將踐行成效體現在僱員的多元化數據中。截至報告期末，我們於中國內地的女性僱員比例為65.0%；海外國家及地區的僱員比例為60.8%。

我們在確保業務穩健發展的同時，也致力於為不同地區的人才創造更多職業發展機會，積極推動人才全球化及本土化。我們已建立起一支植根當地的人才隊伍，截至報告期末，我們於越南等直營市場的運營人才本地化率為69%，店長本地化率為100%。此外，我們亦不斷加強海外本地化人才的引入，對招聘渠道進行升級，致力於推動本地化的人才部署。

我們尊重各運營地員工的傳統文化和習俗，依照各地節日舉辦多樣化的慶祝活動。此外，我們亦積極促進跨文化交流，通過語言學習、實地探訪等方式，進一步加深全球各地員工對不同文化的理解和認同，從而增進多語種、多國籍團隊的凝聚力和歸屬感。




Employee Activities in the Indonesia
印尼員工活動




Christmas Season Employee Activities in the U.S.
美國聖誕季員工活動



Percentage of Employee Diversity
僱員多元化比例

Gender*
性別*
65.0%
35.0%

Region
地區
60.8%
39.2%

Age*
年齡*
0.1%
48.7%
51.2%

- Female　女性
- Male　男性

- Mainland China　中國內地
- Overseas countries and regions　海外國家及地區

- 29 years old and below　29歲及以下
- 30-49 years old　30-49歲
- 50 years old and above　50歲及以上

* Due to the protection of employee privacy (including gender and age) in some overseas countries and regions, the number disclosed here only includes employees in mainland China.

* 由於部分海外國家及地區對僱員隱私（包括性別及年齡）的保護，此處統計的數字僅包括位於中國內地的僱員。

Care for Women

We are committed to ensuring that female employees enjoy equal labor rights and career development opportunities alongside their male counterparts. We strive to create a diverse and equitable development environment while providing comprehensive support and care for women in the workplace, continuously empowering their professional growth. In mainland China, the proportion of our female employees was 65.0%; with number of female employees at middle management level and above accounting for 55.9%, surpassing the industry average.

女性關愛

我們致力於保障女性僱員享有與男性僱員同等的勞動及發展的權利，構建多元平等的發展空間，並為女性僱員提供多樣化關愛與支持，持續助力職場女性的成長。我們於中國內地的女性僱員佔比65.0%，其中經理級以上的女性管理者佔比55.9%，超過行業平均水平。

Work Environment **工作環境**	• We have established a service point offering female employees with sanitary pads, warm packs, blankets, hair dryers, etc. • We provide priority queue benefits and special seats in the employee canteen for pregnant employees and provide them with warm brown sugar ginger tea. • We have set up the "Loving Mother Space" to provide a dedicated space for pregnant mothers or baby mothers in need.	• 我們在公司前台設立安心服務點，為女性僱員提供備用衛生巾、暖寶寶、毛毯及吹風機等用品。 • 我們在僱員餐廳設有懷孕僱員優先排隊福利，設置孕媽愛心專座，並為其提供暖心紅糖薑飲。 • 我們建設「愛心媽媽小屋」，為有需要的孕媽或寶媽提供專屬空間。
Physical and Mental Well-being **身心健康**	• On Women's Day each year, we organize specialized health consultation sessions for female employees that feature dental care, traditional Chinese medicine, etc. • Our yoga club offers specialized classes designed to help postpartum employees regain their fitness. • We provide female employees with free screenings for cervical and breast cancer, and skin health check-ups.	• 每年婦女節，我們為女性僱員打造齒科護理、中醫等健康諮詢專場。 • 我們的瑜伽俱樂部設有專為產後女性僱員恢復身材而設置的課程。 • 我們為女性僱員提供免費兩癌篩查及皮膚檢測等福利。
Leave Benefits **假期**	• Female employees are entitled to maternity leave, maternity check-up leave and nursing leave, among other exclusive benefits.	• 女性僱員可享有產假、產檢假及哺乳假等專屬假期。

Family-Friendly Workplace

During the Reporting Period, we introduced the *Marriage and Maternity Incentive Scheme* to promote a family-friendly and harmoniously inclusive workplace atmosphere by supporting employees in balancing their careers with family care responsibilities. The initial phase of this scheme allocated RMB10 million as the incentive budget, which is available to all employees who register for marriage and have children while employed. In addition, we hosted the first group wedding ceremony during the Reporting Period, providing newlywed employees with a romantic and wonderful wedding experience. This initiative helped us contribute to building a family-friendly society.

家庭友好型職場

於報告期內，我們推出了《婚育獎勵方案》，旨在鼓勵僱員在積極工作的同時照顧家庭，打造家庭友好、和諧包容的職場氛圍。該方案第一期投入1,000萬元人民幣作為獎勵預算，在職期間登記結婚及生育的僱員均可申領。此外，我們也於報告期內舉辦了首屆集體婚禮，為新婚僱員提供浪漫美好的婚慶體驗，助力構建婚育友好型社會。

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點ESG績效

As of the end of the Reporting Period, we had a total of **7,003** employees located in China, USA, Canada, Indonesia, India, Singapore, Vietnam and other countries and regions. Among these, the number of overseas employees was **4,261**, accounting for **60.8%**. The localization rate of our operational talent in directly operated markets such as Vietnam reached **69%**, while the localization rate of store managers reached **100%**.

截至報告期末，我們共擁有**7,003**名僱員，分布於中國、美國、加拿大、印尼、印度、新加坡、越南等國家和地區。其中，海外地區僱員人數為**4,261**人，佔比**60.8%**。越南等直營市場的運營人才本地化率為**69%**，店長本地化率為**100%**。

The proportion of female employees has been further increased. Specifically, in mainland China, the number of female employees at middle management level and above was **446**, accounting for **55.9%**. The total number of female employees was **1,782**, accounting for **65.0%**.

女性僱員佔比進一步提升，其中，在中國內地，中層及以上管理級別的女性僱員人數為**446**人，佔比**55.9%**。在職女性僱員總人數為**1,782**人，佔比**65.0%**。

The number of ethnic minority employees in mainland China was **77**.

位於中國內地的少數族裔僱員人數為**77**人。

Our Employees' Union-operated mother-and-baby room was recognized as the "Most Thoughtful Nursing Room" by the Guangzhou Federation of Trade Unions.

我們的工會母嬰室被廣州市總工會評選為「最貼心小屋」。



Case: "Her Power – Pink HER" Themed Events
案例：「她優力 — 粉她」主題系列活動

In celebration of International Women's Day, we launched a series of signature events to inspire more female employees to break barriers, redefine themselves, and embrace life with confidence and self-love.

在「三八」國際婦女節來臨之際，我們打造一系列特色活動，鼓勵更多女性僱員敢於超越定義、突破界限，以熱愛自我的態度擁抱美好生活。

On March 5, 2024, Ms. Dou Na, executive vice president and Chief Merchandising Officer of MINISO, engaged in a salon discussion with renowned psychology professor Tian Lili on the theme of "Passion and Growth". Ms. Dou Na shared her professional journey, highlighting how MINISO's long-term vision and inclusive corporate culture have supported her career development. Meanwhile, Professor Tian delivered a keynote speech titled "Women's Self-Growth: Unleashing Her Power", providing scientific guidance on stress relief and personal growth for professional women.

於2024年3月5日，名創優品執行副總裁兼首席產品官竇娜女士與知名心理學教授田麗麗圍繞「熱愛與成長」為主題展開了一場沙龍對話。竇娜女士分享了在集團長期主義和開放包容企業文化支持下的職場成長故事，田麗麗教授以「女性自我成長，釋放她力量」為題，為廣大職業女性提供了緩解壓力、實現自我成長的科學指導。

To further support the physical and emotional well-being of our female employees, we introduced the "Pink HER" series of activities, including a food festival, fresh flower giveaways, dermatology and dental health consultations, and handcrafted coffee workshops.

為進一步關懷女性僱員的身心健康和情感需要，我們打造「粉她」系列活動，包括美食節、贈送鮮花、皮膚科+齒科義診、咖啡手作課堂等。



"Pink HER" Event Site
「粉她」活動現場





Employee Development and Training
僱員發展與培訓

Management Concept

We provide our employees with a broad development platform and diverse career paths, helping employees unlock their potential, maximize their value and continue to empower them.

Management Policy

We have formulated the *MINISO Training Management Policy*, and require implementation of regular employee training programs related to leadership, composite work abilities, and professional expertise in various fields, in order to achieve the goal of enhancing employees' professional capabilities and empower the organization.

Management Practice

We have designed an open, transparent, and competitive talent promotion mechanism that encourages employees to continuously learn professional knowledge and skills. Additionally, we have implemented mechanisms for academic advancement and subsidies. Furthermore, we have created three clear promotion channels for management, professional and supporting positions, and we regularly conduct employee performance appraisals and talent inventories to ensure that employees with virtue and talent can stand out.

Employee Training System

We also continuously improve our career training system, and offer a wide range of training opportunities to all employees, including contractors. Every year, we formulate training programs for employees of different categories and levels, and provide more than 1,000 training courses through an employee learning platform. We offer professional and leadership training programs for the different development needs of our employees, as well as specialized employee development programs, such as Creative Talent Trainee Program, Pilot Program and Dark Horse Program to comprehensively enhance the professional competence and overall quality of our employees, and assist employees with a growth mindset in pursuing long-term career development. Our Employees' Union has formulated a subsidy policy for on-the-job academic education, under which subsidies are provided to employees participating in open education and adult higher education examinations.

管理理念

我們為僱員打造廣闊的發展舞台,提供多樣化的職業發展路徑,助力僱員發掘自身潛力,發揮每個僱員的價值,持續為其賦能。

管理政策

我們制定了《名創優品培訓管理制度》,並要求定期開展與領導力、複合型工作能力及各領域專業能力相關的僱員培訓工作,實現僱員職業能力提升的目標和組織賦能。

管理實踐

我們建立公開透明、良性競爭的人才晉升體系,鼓勵僱員持續學習專業知識與技能,並設立學歷提升及補貼機制。此外,我們面向管理類、專業類、輔助類崗位針對性地打造出三條明確的晉升通道,並定期開展僱員績效考核及人才盤點工作,確保德才兼備的僱員得以脫穎而出。

僱員培訓體系

我們亦不斷完善職業培訓體系,為包括外包人員在內的全體僱員提供豐富多樣的培訓機會。我們每年針對不同類別、不同職級的僱員制定培訓計劃,通過僱員學習平台提供上千門培訓課程,並針對僱員的不同發展需要開設專業力、領導力等培訓項目以及創優生、領航生、黑馬綜合管培生等專項僱員發展計劃,全面提升僱員的職業能力與綜合素質,協助具有成長型思維的僱員追求長遠的事業發展。同時,我們的工會設立在職學歷教育補貼政策,面向參與開放教育和成人高考的僱員提供相應補貼。



Reserve Talent Cultivation
儲備人才培養

Cultivating young/compound talents for the Group's new strengths
面向集團新力量，培養年輕化／複合型人才

▶ **Creative Talent Trainee Program**
Create young and diversified high-performance core business elites, junior managers, and experts.

▶ **Pilot Program**
Cultivate operation and management talents for stores in China to help them become outstanding operators of million-selling stores.

▶ **Dark Horse Program**
MINISO's international future leader program, targets high-potential management talents within 0-3 years of graduation (including both social recruitment and campus recruitment), aiming to cultivate top-tier international composite managers for core businesses, and deliver a group of elites and professionals with Internet thinking and a global perspective to domestic and international markets.

▶ **創優生項目**
打造年輕化、多元化的績優核心業務骨幹、基層管理者與專家人才。

▶ **領航生項目**
為中國區終端門店培養輸送營運管理人才，使其成為出色的百萬大店經營者。

▶ **黑馬工程項目**
名創優品國際化未來領導者計劃，面向畢業0-3年的高潛管理人才（含社招與校招），為核心業務培養頂級國際化複合型管理者，為海內外市場輸送一批具有互聯網思維、國際化視野的精兵強將。



Management/Basic Employee Development
管理層／基礎僱員培養

Providing leadership, professional, and general knowledge skills training
提供領導力、專業及通用知識技能培訓

▶ **Leadership Program**
Based on the competency model of managers and leadership development requirements, we provide relevant leadership skills training for managers at different levels, fostering application through learning to help improve their management efficiency.

▶ **Group Open Class**
We provide a flexible online learning platform for all employees of the Group and regularly publish courses on general skills in the workplace.

▶ **領導力項目**
依據管理者勝任力模型、領導力發展要求，我們針對不同層級管理者提供相關領導力技能培訓，以學促用，幫助其提升管理工作效率。

▶ **集團公開課**
我們面向集團全體僱員提供靈活的線上學習平台，定期發布職場通用技能課程。



Cultivation of Key Talents
關鍵人才培養

Professional/international talent development for key positions in the Group
集團關鍵崗位，專業型／國際化人才培養

▶ **Lion King Plan**
Through the Lion King Plan, we cultivate at least 30 compound merchandising talents every year and send them to various product categories and overseas markets.

▶ **Eagle Leader Plan**
The plan is designed to facilitate the achievement of the strategic goal of overseas markets and train international composite managers.

▶ **Flood Dragon Plan**
We facilitate domestic and international talent channels to help the distribution market enhance sophisticated store management and improve performance and profitability.

▶ **獅王計劃**
通過獅王計劃，每年培養至少30名複合型商品經營人才，輸送到產品類和海外市場。

▶ **領鷹計劃**
助力海外市場戰略目的達成，培養國際化複合型管理者。

▶ **蛟龍計劃**
打通國內外人才流動渠道，幫助代理商市場提升門店精細化管理水平，提升業績和盈利能力。

Talent Development and Training System Panorama
人才發展培養體系全景圖

Under TOP TOY Brand, we have developed a comprehensive training program for new employees and store staff, along with specialized overseas training, management trainee programs, and leadership development initiatives. We continuously refine our training structure based on business needs and frontline employee feedback, ensuring a more detailed and targeted approach.

- New employees: We have established a structured onboarding training program covering the first week, first month, second month, and probation period to ensure a smooth transition into the Company.

- Store staff: A comprehensive training system has been designed specifically for store personnel, featuring diverse training modules categorized by employee roles and product positioning. During the Reporting Period, 4,175 store employees of TOP TOY participated in various training programs, accumulating a total of 135,983 training hours.

Academic Advancement & Subsidies

We recognize that academic advancement is a key pathway for employees to achieve personal growth and career development. To support Group employees in furthering their education, the Employees' Union of the Group collaborates with leading institutions to provide high-quality educational resources and learning support for employees. Additionally, the Employees' Union of the Group has implemented an on-the-job education subsidy policy, offering financial assistance to employees enrolled in open education programs or adult higher education entrance exams.

在TOP TOY品牌，我們面向新員工及門店人員制定了完善的培訓計劃，並針對性設立出海培訓、管培生培訓及領導力培訓項目，根據業務實質及一綫員工反饋，不斷落實更細緻、更針對化的培訓脈絡。

- 新員工：我們制定了完善的新員工入職培訓計劃，覆蓋入職首周、首月、次月、試用期等周期。

- 門店人員：我們針對門店人員制定了完善的培訓體系，培訓類型多樣，依照人員類型、產品定位等劃分。於報告期內，TOP TOY門店人員各類培訓共計參訓人數達4,175人次，受訓時長達135,983小時。

學歷提升及補貼

我們深知，學歷提升是每位僱員實現自我提升和發展的重要途徑。為了滿足集團僱員對學歷提升的需求，集團工會與優秀機構合作，為集團僱員提供優質的教學資源和學習支援。此外，集團工會為僱員制定在職學歷教育補貼政策，參與開放教育及成人高考的僱員均可獲得相應補貼。

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period*
報告期亮點ESG績效*

100% of employees have received training.

僱員培訓覆蓋率達**100%**。

A total of **25,438** hours of training have been conducted, with an average of approximately **9.28** hours per employee.

累計開展培訓達**25,438**小時，單個僱員平均培訓時數約為**9.28**小時。

The academic education subsidy policy has been communicated and explained, encouraging employees to pursue further education and assisting **15** employees in claiming subsidies.

傳達解讀學歷教育補貼政策，引導僱員參加學歷提升行動，協助**15**人申領補貼。

* The number disclosed only covers employees in mainland China.

* 統計範圍為中國內地僱員。



Case: Launch of the "MINISO Going to Famous Universities" – Multi-City Campus Recruitment Roadshow
案例：推出「名創進名校」，多城市舉辦校招宣講會

From September to November 2024, we launched the "MINISO Going to Famous Universities", holding 14 campus recruitment sessions across 9 cities. Our HR experts provided comprehensive professional guidance to students in areas such as career counseling, resume evaluation, and career roadmap planning. Following the presentation, we have incorporated a leaderless group interview session on-site, dedicated to helping students navigate every step of their career journey with confidence.

2024年9-11月，我們推出「名創進名校」，在9個城市舉辦了14場校招宣講會。我們的人力資源專家圍繞求職輔導、簡歷診斷及職業藍圖規劃等板塊全方位為同學們提供專業指導，宣講會後現場增設無領導小組面試環節，致力於帶領同學走穩職場每一步。



On-site Recruitment Presentation at Tsinghua University
清華大學校招宣講會現場



Case: Dark Horse Excellence Growth Challenge
案例：黑馬卓越成長挑戰賽

To further uncover and unleash the potential of talent, we organized a performance review competition among past Dark Horse participants at the end of 2024. This initiative aimed to promote learning through practice, accelerating the growth and development of Dark Horse talents. Through two rounds and three stages of selection, participants were required to present their work summaries, personal benchmarks, and insightful proposals, showcasing their comprehensive capabilities. The competition ultimately identified winning Dark Horse talents and Dark Horse Culture Ambassadors. In addition to awarding trophies and cash prizes, we also granted them green pass cards for strategic positions and core development programs, providing them with direct access to advanced opportunities.

為進一步挖掘和激發人才的潛能，我們於2024年底組織歷屆黑馬進行述職PK，以練促學，加速黑馬人才的成長與發展。我們通過兩輪比賽及三個環節開展評選，參賽的黑馬人才需圍繞工作總結、個人標桿及洞察提案進行匯報，展現其綜合能力。比賽最終評選出優勝黑馬及黑馬文化大使，除了頒發獎杯及現金獎勵，也在戰略崗位和核心培養項目通道上為其發放綠色通道直通卡。



Case: U.S. Employee Business Academy
案例：美國員工商學院

We established the Employee Business Academy in the U.S. market, providing American employees with an online learning platform that integrates training, assessment, and feedback into a closed-loop management system. Through online video training, we implemented standardized store operation training, achieving a closed-loop process that includes "knowledge accumulation – assignment of job-related tasks – learning progress tracking – training assessment – learning feedback," thereby empowering operational talent. During the Reporting Period, a total of 238 employees participated in the training programs offered by the U.S. Employee Business Academy, accumulating 380 training hours.

我們在美國市場設立員工商學院，為美國員工提供集培訓、考核、反饋等一系列培訓閉環管理的線上學習平台，通過線上視頻培訓的形式將門店運營標準化內容培訓落地，實現「知識沉澱－崗位知識任務發放－學習任務追蹤－學習考核－學習回饋」的閉環，賦能運營人才。於報告期內，共有238人參與美國員工商學院的培訓學習，學習時長達380個小時。



Case: TOP TOY Management Trainee Program
案例：TOP TOY管培生培訓計劃

TOP TOY remains committed to the growth of its management trainees, offering tailored training camps to facilitate their rapid development and smooth transition into their roles, while accelerating their integration into the team.

- TMC store operations management trainee onboarding camp: TOP TOY conducts an annual large-scale onboarding camp for management trainees, covering a wide range of training courses such as operational business, product knowledge, development planning, mentor sharing, and store visit exchanges. The program is designed to help trainees quickly transition from academia to the workplace, enabling them to familiarize themselves with their responsibilities and relevant knowledge.

- TMC headquarters management trainee onboarding camp: This camp includes training courses on workplace exploration, store visits and studies, messages from the CEO, product and display knowledge, and service processes. Through a three-day intensive training program, it aims to break the ice, shape professional readiness, and closely link business knowledge with practical application, empowering trainees for rotational learning.

TOP TOY持續聚焦管培生的成長狀況，為其量身打造各式訓練營，推動其在TOP TOY快速成長及完成身份轉變，加快團隊融入。

- TMC終端運營管培生入職集訓營：TOP TOY每年持續開展管培入職大集訓，覆蓋運營業務、商品知識、發展計劃、導師分享及巡店交流等多項培訓課程，旨在推動管培生快速完成從學校到職場的身份轉變，快速熟悉職能情況及相關知識。

- TMC總部管培生入職訓練營：覆蓋職場探索、巡店研學、CEO寄語、產品及陳列知識、服務流程等培訓課程，通過三天集中培訓快速破冰，實現職場塑形，推動業務知識與實踐緊聯，為管培生輪崗學習賦能。





TMC Store Operations Management Trainee Onboarding Camp
TMC終端運營管培生入職集訓營

TMC Headquarters Management Trainee Onboarding Camp
TMC總部管培生入職訓練營



Case: Chairman's Internal Book Sharing Sessions
案例：董事長內部讀書分享會

During the Reporting Period, the Chairman held over 10 book-sharing sessions with the Group's senior management team. These sessions engaged all employees at the manager level and above in reading management-related books and discussing leadership skills, reinforcing the expectations for managers within the Company's corporate culture framework.

於報告期內，董事長與集團高級管理層開展超10場讀書分享會，帶領所有經理及以上職級僱員共同閱讀管理類書籍並溝通管理技能，明確企業文化體系中的管理者要求。





管理者最高境界
尊重人的价值
激发人的潜能
管理重在用心。要让名创优品处处充满关怀，让每个人在这里获得尊重和快乐，充分发挥潜能、突破自我、取得成就。
MINI SO
03/21
董事长读书会

Chairman's Book Club Poster
董事長讀書會海報

Occupational Health and Safety
職業健康與安全

Management Concept

We consistently prioritize the health and safety of our employees, striving to enhance their ability to respond to emergencies through safety training. We are committed to providing a healthier and safer working environment, reinforcing emergency response procedures to maximize prevention and minimize damage to employees.

Management Policy

We strictly follow all relevant laws and regulations, including the *Law of the People's Republic of China on Safety Production*, the *Law of the People's Republic of China on Fire Fighting*, and the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*. We have developed internal guidelines such as the *Security Management Policy* and the *Access Management Policy* to ensure the physical and mental health of employees.

Management Practice

Daily safety management and hardware facilities: We provide safety guidelines, strengthen daily safety supervision, and provide employees with complete safety tools and equipment;

Safety training and drills: In order to improve employees' ability to respond to emergencies, we actively organize employees to participate in safety training and drills to raise their awareness of occupational safety;

Emergency equipment: We have set up a medical office in the workplace and installed AED equipment in certain office areas;

Support of employees' physical and mental health: We continuously organize our employees to participate in physical examinations, charity clinics, and mental health awareness campaigns. In addition, we offer free check-ups of breast cancer and cervical cancer, and skin testing for female employees. During the Reporting Period, we also introduced free otolaryngology and dermatology consultations;

管理理念

我們始終把僱員的健康與安全放在首位，致力於通過安全培訓提高僱員應對突發事件的反應能力，為僱員提供更健康、更安全的工作環境，鞏固突發事件應急處置響應流程，做到預防最大化和損害最小化。

管理政策

我們嚴格遵循《中華人民共和國安全生產法》、《中華人民共和國消防法》及《中華人民共和國職業病防治法》等相關法律法規，並制定《安全管理制度》及《出入管理制度》等內部管理指引，以管理措施切實守護僱員身心健康。

管理實踐

日常安全管理及硬件設施：我們提供安全工作指引，強化日常安全監督，為僱員提供完備的安全工具及設備；

安全培訓及演練：為提高僱員應對突發事件的反應能力，我們積極組織僱員參與安全培訓及演練，強化僱員職業安全意識；

應急設備：我們在辦公區設置醫務室，並在部分辦公區域設置AED設備；

僱員身體健康及心理健康支持：我們持續組織僱員參與體檢、義診與心理健康科普活動。此外，我們為女性僱員提供免費的兩癌篩查、皮膚檢測等活動。於報告期內，我們亦增設了耳鼻喉科義診及皮膚義診；

Commercial insurance coverage: Considering the various levels of risk associated with different job positions, we purchase appropriate commercial insurance for employees engaged in high-risk work, providing more comprehensive occupational health and safety coverage;

Smoke-free workplace: During the Reporting Period, we reinforced our smoke-free workplace policy by installing smoke detectors in restrooms and hallways, issuing the *Notice on Comprehensive Smoking Ban in Office Buildings*, and enforcing disciplinary measures for employees who violate the policy, thereby strengthening smoking awareness among employees.

商業保險保障：考慮到不同工作崗位面臨的風險程度，我們為參與高風險工作的僱員購買適用的商業保險，以提供更為全面的職業健康安全保障；

工作環境禁煙：於報告期內，我們進一步強化禁煙工作，在洗手間及樓道安裝煙霧感應器，制定及發佈《關於辦公樓全面禁煙的通知》，並對違反規定的僱員進行通報，強化僱員禁煙意識。

Highlights and Cases

亮點及案例



ESG performance highlights during the Reporting Period
報告期亮點ESG績效

We conducted a total of **7** sessions of free health consultation services, serving **1,115** employees.

累計開展免費健康諮詢服務**7**場次，服務僱員**1,115**人次。



Case: Australia Market Collaboration with Professional Platforms to Develop Health and Safety Training Tools
案例：澳大利亞市場聯動專業平台打造健康與安全培訓工具

To enhance employees' awareness of health and safety in the workplace, Australia Market has collaborated with the BrightHR and BrightSafe platforms. By integrating local legal requirements and industry needs, a professional workplace health and safety training tool has been developed to provide employees with a comprehensive and systematic training program. This platform offers targeted courses for both management and frontline employees, incorporating interactive learning methods such as case studies and scenario simulations within the curriculum.

- Diverse training resources: The training resources cover a wide range of areas, from basic safety knowledge to complex emergency response, ensuring practicality and efficiency.

為加強員工在工作場所的健康和安全意識，澳大利亞市場通過與BrightHR和BrightSafe平台合作，結合當地法律法規要求及行業需求，打造專業的工作場所健康與安全培訓工具，為員工定制全面化、系統化的培訓方案。該平台面向管理層及一線員工設置針對性課程，並在課程中融入案例分析、情景模擬等互動式學習方式。

- 多元培訓資源：培訓資源涵蓋從基礎安全知識到複雜應急處理的多個領域，確保實用高效。

- Anytime access to learning: Employees can access the training resources anytime and anywhere through the platform.
- Instant data tracking: The platform provides real-time data tracking capabilities, allowing for immediate evaluation of training effectiveness and automatic optimization of training strategies. This offers strong support in creating a safer and more compliant work environment.

- 隨時訪問學習：通過該平台，員工能夠隨時隨地訪問培訓資源。
- 即時數據追蹤：平台提供即時的資料追蹤功能，可以即時追蹤評估培訓效果並自動優化培訓策略，為打造更加安全合規的工作環境提供強有力的支援。



Noise awareness
Start course
Duration 30 minutes
First aid awareness
Start course
Duration 30 minutes
Preparing safe work method statements
Start course
Duration 20 minutes
Silica awareness
Start course
Duration 60 minutes
Quick guide for managers - implementing your Peninsula health & safety documents
Start course
Duration 20 minutes
Short-term home working
Start course
Duration 10 minutes
Workplace violence & harassment
Start course
Duration 35 minutes
Handling violence and aggression
Start course
Duration 20 minutes

Online Learning Platform Courses
線上學習平台課程

Supply Chain Management
供應鏈管理

Management Concept

We continuously optimize our supply chain risk control and monitoring system, managing the entire process of supplier admission, auditing, rectification, and other stages. Through supplier communication and training, we assist our suppliers in enhancing supply quality, building a sustainable supply chain that is environmentally friendly, safe, efficient, and collaborative.

Management Policy

We actively comply with the relevant laws and regulations in various countries and regions and are committed to building a responsible supply chain with our suppliers. To provide clear guidelines for supply chain management, we have developed a comprehensive supplier management system and formulated a series of rules and regulations such as the *Supplier Performance Evaluation Code of Conduct*, the *Supplier Management Process*, the *Regulations on Factory Levels and Supplier Status*, and the *Supplier Guidelines*. For suppliers' environmental, social and governance performance, we have set out the relevant assessment dimensions in the *Business Conduct Agreement* and the *Factory Inspection Guideline*, as well as the management requirements we expect. During the Reporting Period, we updated the *Procurement Agreement (Business Conduct Agreement)* to strengthen accountability adjustments. Furthermore, to streamline the production, warehousing, transportation, and distribution operations from production to sales within TOP TOY, improve logistics efficiency, and increase the recycling or utilization rate of cardboard boxes, thus further reducing carbon emissions, we developed the *Supplier Delivery Requirements Agreement* to regulate suppliers in multiple dimensions. Additionally, we also standardized and set requirements for suppliers in product quality control, licensing, and other aspects through the *Supplier Quality Behavior Agreement*.

管理理念

我們持續優化供應鏈風險管控和監督體系,對所有供應商的准入、稽核、整改等各環節進行全流程管理,並通過開展供應商溝通和培訓幫助供應商提升供應質量,打造環保、安全、高效、協同的可持續供應鏈。

管理政策

我們積極遵守不同國家及地區的相應法律法規,致力於與供應商一同打造負責任的供應鏈。我們建立了完善的供應商管理體系,並制定《供應商績效評估工作規範》、《供應商管理流程》、《工廠等級和供應商狀態管理規定》及《供應商須知》等一系列規章制度,為供應鏈管理提供清晰指引。對於供應商在環境、社會及管治方面的表現,我們在《經營行為協議書》及《驗廠須知》中制定相關評估維度,並列明我們所期望的管理要求。於報告期內,我們對《採購協議(經營行為協議書)》進行更新,強化追責調整。此外,為統一TOP TOY從生產端到銷售端中的生產、倉儲、運輸及配送業務,提升物流效率及紙箱回收或配送利用率,進一步降低碳排放,我們制定了《供應商送貨要求協議》以多維度規範供應商,同時,我們也通過《供應商品質行為協議》在生產品質控制、版權許可方要求等方面對供應商進行規範與要求。

Management Practice

Supplier Management System

As our supply chain system includes a vast number of suppliers, supplier management is crucial for our work in key areas such as product responsibility, chemical safety, and green products. In terms of supplier management, we are committed to developing a closed-loop supplier sustainability management system through access audits, supervision and inspections, capacity enhancement and a responsible supply chain.

管理實踐

供應商管理體系

我們的供應鏈體系中擁有數量龐大的供應商,因此,供應商管理對於我們在產品責任、化學品安全、綠色產品等多個重點領域的工作開展至關重要。對於供應商的管理,我們在准入審核、監督考察、能力提升及負責任供應鏈等多方面層層把關,致力於打造供應商可持續發展管理體系的閉環。

Supplier Access Standard
供應商准入

We implement an access audit mechanism that combines internal assessment and third-party independent audits to scrutinize the qualifications of potential suppliers, with all suppliers required to undergo such audits (2024: 1,804). We specify the content of our audits in the *Factory Inspection Guideline*. We conduct a detailed supplier access review from multiple dimensions, including supplier scale, quality organization independence, equipment adequacy, and social responsibility, to verify the performance capabilities of potential suppliers.

我們實行內部評估與第三方獨立審核相結合的准入審核機制,對潛在供應商的資質進行層層把關,所有供應商均需接受此類審核(2024年:1,804家)。我們在供應商的驗廠指引《驗廠須知》中明確我們的審核內容,從供應商規模、質量組織獨立性、設備設施完備性以及社會責任等多個維度開展細緻的供應商准入審查,核實潛在供應商的履約能力。

During the Reporting Period, we conducted on-site audits for all new suppliers and their production factories, and updated our factory inspection rules. We strengthened surprise audits and raised the entry threshold to promote suppliers' enhancement of daily management and quality control efforts. The TOP TOY brand also implemented standardized internal audits, further improving supplier qualification requirements and strengthening the expiration date constraints for food suppliers.

於報告期內,我們對所有首次合作的供應商開展供應商及其生產工廠的現場審核,並對驗廠規則進行更新,強化突擊審核、提高准入門檻,促進供應商加強日常管理及質量管控力度。TOP TOY品牌亦落實內部審計規範化,進一步提高供應商資質要求,並對食品類供應商加強保質期約束。



Audit Dimensions 審核維度

- Customer Response
- Quality Management System
- Manufacturing Process Control
- Supply Chain Management
- Verification and Laboratory Management
- Experience and Compliance Capabilities

- 客戶回應
- 質量管理系統
- 製造程序控制
- 供應鏈管理
- 核驗和實驗室管理
- 經驗和合規能力



Red Lines 紅線

- Business Ethics
- Social Responsibility and Environmental Protection

- 商業道德
- 社會責任和環境保護

Supplier Supervision Mechanism
供應商監督機制

We implement dynamic management of suppliers, conduct regular supplier assessments, and carry out random unannounced inspections for key suppliers. Based on the assessment results, we promptly adjust our cooperative relationships with suppliers. During the Reporting Period, we increased the weight and scope of social responsibility-related factors in the supplier evaluation process. We assessed suppliers' compliance with red-line clauses in areas such as child labor, forced labor, harassment and abuse, discrimination, fire safety facilities, emergency exits and evacuation routes, fire drills, and the treatment of the "three wastes." Suppliers found to be non-compliant with these red-line clauses were directly deemed as unqualified.

我們對供應商實行動態管理，定期開展供應商考核，並針對重點供應商開展隨機飛行檢查。根據考核結果，我們會及時調整與供應商的合作關係。於報告期內，我們提升了供應商評估過程中社會責任相關因素的比重和內涵，考核其在童工、強迫勞動、騷擾和虐待、歧視、消防設施、安全出口和疏散通道、消防演習、「三廢」處理等維度的紅綫條款滿足程度，針對紅綫條款不合規的供應商直接計為不合格。



Supplier Quarterly Assessments
供應商季度考核

We conduct quarterly assessments of suppliers on quality, R&D, cost and delivery, and adopt a one-vote veto system for quality assessment. We classify suppliers into A, B and C levels according to the assessment results, and strengthen the cooperation with A-level suppliers while reducing or terminating the cooperation with C-level suppliers accordingly.

我們從質量、研發、成本、交付等維度對供應商開展季度考核，針對質量維度實行一票否決制。我們將根據評估結果對供應商分為A、B、C三級，繼而加強與A級供應商的合作，減少或停止與C級供應商的合作。

We conduct unannounced inspections and issue internal assessment reports for suppliers in high-risk categories or suppliers with product quality problems or customer complaints. For suppliers with serious non-conformities, we require them to take immediate rectification actions.

我們針對高風險類目供應商或出現產品質量問題、客戶投訴事件的供應商開展飛行檢查並出具內部評估報告。針對存在嚴重不符合項目的供應商，我們會要求其立即整改。



Supplier Unannounced Inspection
供應商飛行檢查



Supplier Grading
供應商分級評定

Based on extensive criteria such as product quality, delivery performance, R&D capabilities, and service quality, we conduct quarterly and annual assessments of our suppliers and classify them according to the results, ranging from "one-star" to "five-star". During the Reporting Period, we revised the collaboration guidelines with our five-star suppliers.

根據供應商的產品質量、交付情況、研發水平及服務質量等廣泛標準，我們對供應商開展季度及年度評估，並按照評估結果按「一星」至「五星」實行供應商分級。於報告期內，我們更新了與五星供應商的合作規則。

Supplier Supervision Mechanism
供應商監督機制

Supplier Capability Enhancement
供應商能力提升

We strive to help our suppliers improve their supply capability. According to different product categories, we formulate the *Supplier Instruction* to provide process standards, production norms and optimization suggestions for aspects such as new product testing, sample management, and material testing. We conduct multiple supplier empowerment training sessions each year and offer targeted training for all new suppliers, sharing industry experience and inviting third-party organizations to empower them. At the same time, we provide rectification directions and suggestions to suppliers with problems to continuously improve the supply quality. During the Reporting Period, we held 147 training sessions for suppliers and the Company's R&D team, covering topics such as updates and interpretations of national regulations, compliance knowledge and operational guidelines, quality standards requirements, quality issue prevention suggestions, quality requirements promotion, and common questions and answers, ensuring alignment of standards between suppliers and relevant company personnel.

我們努力幫助供應商提升其供應能力。根據不同產品品類，我們制定《供應商須知》，在新品測試、樣品管理、材料檢測等方面提供流程標準、生產規範和優化建議。我們每年開展多次供應商賦能專題培訓，並面向所有新供應商開展針對性培訓，分享行業經驗並邀請第三方機構為其賦能。同時，針對存在問題的供應商，我們為其提供整改方向和建議，以不斷提升供應質量。於報告期內，我們面向供應商及公司研發團隊等人員開展了147場培訓，內容包括國家法規動態更新解讀、合規知識與操作指引、質量標準要求、質量問題預防建議、質量要求宣導及常見問題答疑等，確保供應商與公司相關人員之間標準對齊。

Supplier Elimination
供應商淘汰

For suppliers identified with quality issues that breach the red line requirements during the assessment or product sampling inspection, we will hold them accountable for their quality breaches and consider terminating our cooperation with them. For example, in the supply chain management system of TOP TOY, we require suppliers with quality problems to complete rectification within one week. In severe cases, we will shorten the rectification period to two days. We will terminate the cooperation if the supplier fails to complete the rectification within the set time.

針對在考核過程或產品抽檢過程中被發現質量觸及紅綫要求的供應商，我們將對其進行質量違約追責，並考慮終止與該供應商的合作。例如，在TOP TOY品牌的供應鏈管理體系中，我們會要求出現質量問題的供應商在一周內完成整改。若情況嚴重，我們會將整改期限縮短至兩日。若供應商未在既定時間內完成整改，我們將會終止合作。

Continuing to Build a Responsible Supply Chain

The Group actively implements various measures to encourage and advocate for domestic and international supply chain partners to maintain compliant operations, strengthen environmental protection, and fulfill their social responsibilities. To ensure the reliability and sustainability of supply chain product quality, we continuously enhance our social responsibility assessment requirements for the supply chain and confirm the ESG compliance of suppliers through audits.

持續打造負責任供應鏈

本集團積極採取多種措施，鼓勵和倡導海內外供應鏈合作夥伴持續合規經營、加強環境保護和踐行社會責任。為確保供應鏈產品質量的可靠性與可持續性，我們持續強化供應鏈社會責任考核要求，並通過審查確認其ESG合規性。

For suppliers we cooperate with for the first time, we conduct on-site factory inspections, including audits performed by MINISO and third-party organizations. According to the *Factory Inspection Guideline*, if ESG-related violations are found, we will reject them on a one-vote basis. For existing suppliers, we conduct periodic audits based on supplier levels, which also include ESG assessments. A-level suppliers are audited biennially, while B-level and C-level suppliers are audited annually. In addition to the audits initiated by MINISO, some IP licensors with whom we have established co-branding relationships also conduct ESG audits for A-level suppliers.

對於首次合作的供應商，我們會開展現場驗廠審核，包括公司內部審核及第三方機構審核。根據《驗廠須知》，如發現與ESG相關的違規事項我們會進行一票否決。對於現有供應商，我們根據供應商等級開展周期性審核，其中也包含ESG維度的考察。針對A類供應商，我們會每兩年開展一次審核；而針對B類及C類供應商，審核頻率為每年一次。除名創優品發起的審核外，部分與我們建立品牌聯名關係的IP授權商亦會對A類供應商開展ESG審核。

During the Reporting Period, in response to energy-saving and emission-reduction policies, TOP TOY requires its suppliers to hold qualifications such as ISO 9001 Quality Management System Certification, ISO 14001 Environmental Management System Certification, and ISO 45001 Occupational Health and Safety Management System Certification. Additionally, suppliers are required to provide carbon footprint emission data for at least two products.

於報告期內，為響應節能減排政策，TOP TOY要求其供應商須具備ISO 9001質量管理體系認證、ISO 14001環境管理體系認證和ISO 45001職業健康安全管理體系認證等資格，並要求其提供2款以上產品碳足跡排放資料。

Mechanisms for Improving Suppliers' Social Responsibility Performance
供應商社會責任表現提升機制

Compulsory
強制性

We have incorporated social responsibility requirements into our supplier access standards, and listed labor rights protection, environmental standards (requiring all types of pollutants to be treated in compliance before discharge), and health and safety as key elements of social responsibility in the *Factory Inspection Guideline* for audits performed by MINISO and third-party organizations. We regard a supplier's compliance with social responsibility to be of equal importance to quality, price, and other assessment factors in terms of importance. Should any violation be detected, we will apply a veto to the supplier.

我們將社會責任要求納入供應商准入門檻考察，並將勞工權益保護、環境（各類污染物排放前須經合規處理）及健康安全等社會責任要求列為《驗廠須知》中公司內部審核及第三方機構審核的主要審核內容。我們視供應商的社會責任合規情況與質量、價格等評估因素為同等重要水平，一旦發現違規情況，我們會對供應商採取一票否決。

Compulsory
強制性

We include relevant clauses regarding the code of conduct for social responsibility in our supplier cooperation agreements, such as the *Supplier Code of Conduct*. Suppliers are required to sign and adhere to these provisions.

我們在供應商合作協議（如《供應商經營行為協議》）中納入社會責任行為守則相關條款，供應商必須簽署並遵循相關規定。

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Encouraging
鼓勵性

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We encourage suppliers to obtain certifications such as ISO 45001, ISO 14000, and BSCI, and we require suppliers to provide ISO 9001 certification before formal product delivery.

我們鼓勵供應商取得ISO 45001、ISO 14000、BSCI等認證,並要求供應商在正式交付產品前必須提供ISO 9001認證。

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Encouraging
鼓勵性

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We encourage suppliers to enhance their social responsibility performance through incentive policies, such as prioritizing the launch of products related to green procurement.

我們通過鼓勵性政策推動供應商提升社會責任表現,例如優先推動開展綠色採購的相關產品上市。

Labor Rights Protection in the Supply Chain

We actively pay attention to the labor rights protection in the supply chain, establishing requirements for supplier labor management and conduct audits. We have specified detailed requirements on supplier labor management, including working hours, minimum wage, overtime wage, occupational health and safety protection and other key contents. During the Reporting Period, we audited the labor management of all new suppliers and existing core suppliers, covering 58 suppliers. All suppliers subject to the review successfully passed the labor management audit.

供應鏈勞工權益保障

我們積極關注供應鏈勞工權益保障,制定供應商勞工管理要求並開展審查工作。我們明確供應商勞工管理詳細要求,其中包含工作時數、最低工資、加班工資及職業健康安全保障等重點內容。於報告期內,我們對所有新增供應商及現有核心供應商的勞工管理狀況進行審查,覆蓋58家供應商,所有接受審查的供應商均通過勞工管理狀況審查。

Summary of Code of Conduct for Social Responsibility
社會責任行為守則摘要

- **Forced or Compulsory Labor:** Suppliers shall not hire employees to perform any forced or involuntary labor, nor shall they outsource products to such labor for production.

- **強迫或強制性勞動**:供應商不得僱用員工進行任何強迫性或非自願性勞動,也不得將產品外發給上述勞工進行生產。

- **Child Labor:** Suppliers shall not employ child labor. The term "child labor" means a person who is under the age of 16 or the legal minimum age for employment as defined by local regulations.

- **童工**:供應商不得僱用童工。「童工」一詞是指年齡未滿16周歲者或者按當地法規規定年齡未滿當地法定最低就業年齡者。

- **Compensation:** Suppliers shall comply with all laws and regulations of wage and working hours, including minimum wage, overtime, and maximum work hours, and shall provide the statutory benefits. Suppliers shall pay employees for overtime work at the rate stipulated by law; if the law does not specify a rate, they must at least pay overtime compensation at a rate equivalent to the regular hourly wage.

- **薪酬**:供應商應遵守所有有關工資和工時的法律法規,包括有關最低工資、加班、最長工時等的法律法規規定,並提供法律規定的福利,且供應商應按照法律規定的費率標準為僱員的加班工作支付薪酬,如果法律未規定費率標準,則至少應以相當於正常時薪的費率支付加班薪酬。

- **Discrimination:** Suppliers shall not discriminate against employees during the hiring and employment, including in respect of wages, benefits, promotion, punishment, termination or retirement on the basis of race, religion, age, nationality, social or ethnic group, sexual orientation, gender, political opinion or disability.

- **歧視：**供應商不得在聘用和僱用過程中歧視僱員，包括以種族、宗教、年齡、國籍、社會或民族團體、性取向、性別、政治觀點或殘疾為理由在工資、福利、提拔、懲處、解僱或退休等方面對僱員實行歧視。

- **Association:** Suppliers shall respect the right of employees to associate, organize and bargain collectively legally and peacefully without penalty or interference.

- **結社：**供應商應尊重僱員以合法及和平的方式進行結社、組織和進行集體談判的權利，而不得加以懲罰或干預。

- **Health and Safety:** Suppliers shall provide a safe and healthy workplace for their employees in accordance with all relevant laws, regulations and rules.

- **健康及安全：**供應商應按照所有相關的法律法規及規章，為僱員提供安全和健康的工作場所。

Supplier Business Ethics Management

We attach great importance to the management of business ethics risks in our supply chain, including environmental and social risks. We have signed the Code of Conduct with our suppliers (e.g., the *Business Conduct Agreement*), and conducted supply chain integrity risk assessments through an anti-corruption audit system and annual supplier inspections. These assessments help us identify environmental and social risks associated with our suppliers. Additionally, we provide specialized training on business ethics for our supply chain.

供應商商業道德管理

我們高度重視供應鏈商業道德風險的管控，包括環境和社會風險。我們與所有供應商均簽署商業行為守則協議（如《經營行為協議書》），通過廉政稽核制度及供應商年度驗廠制度開展供應鏈廉潔風險評估，以確定供應商的環境和社會風險，並開展專門的供應鏈商業道德培訓。

Highlights and Cases

亮點及案例

 ESG performance highlights during the Reporting Period
報告期亮點ESG績效

 We had **1,804** suppliers in total.
我們共擁有**1,804**家供應商。

 In our supply chain, the proportion of suppliers in mainland China was approximately **70%**, and the proportion of suppliers in overseas countries and regions was approximately **30%.**
在我們的供應鏈中，中國內地供應商的比例約為**70%**，海外供應商的比例約為**30%**。



 MINISO brand and TOP TOY brand have signed the *Anti-Commercial Bribery Notice* with **100%** of their suppliers.

MINISO品牌及TOP TOY品牌與**100%**供應商簽署《反商業賄賂告知書》。

 Suppliers identified with issues during the review achieved a **100%** rectification rate.

審查發現問題的供應商，後續整改率為**100%**。

 **961** suppliers obtained the certificate for the ISO 9001 Quality Management System Certification.

961家供應商獲得ISO 9001質量體系認證。

 **325** suppliers obtained the certificate for the ISO 14001 Environmental Management System Certification.

325家供應商獲得ISO 14001環境管理體系認證。

 **185** suppliers obtained the certificate for the ISO 45001 Occupational Health and Safety Management System Certification.

185家供應商獲得ISO 45001職業健康體系認證。

 **18** suppliers have obtained a BLUE SIGN certificate.

18家供應商獲得BLUE SIGN藍標認證。





Case: Partnering with IP licensors to Enhance Suppliers' ESG Awareness
案例：攜手IP版權方提升供應商ESG意識

We, along with our IP licensors, place great emphasis on enhancing suppliers' awareness of social responsibility and compliance. We actively provide professional guidance and support to drive continuous progress and development across the value chain.

During the Reporting Period, we organized multiple seminars on audit standards with IP licensors, for our relevant supply chain partners. These seminars helped suppliers understand and learn the latest standards. For suppliers who failed to meet IP licensors' requirements during surprise inspections or factory audits, we conducted on-site inspections coupled with corrective guidance to help them successfully pass the new round of audits and regain their supply qualifications.

我們與IP版權方均高度重視供應商的社會責任合規意識的提升，主動提供專業輔導與支持，以帶動價值鏈的持續進步及發展。

於報告期內，我們組織相應供應鏈合作夥伴多次參與IP版權方的審核標準研討會，以幫助供應商瞭解和學習最新標準。對於在突擊檢查或工廠審查中未能滿足IP版權方要求的供應商，我們通過現場檢查疊加輔導整改，幫助其順利通過新一輪審核並重新獲得供應資格。



Supplier Audit Standards Seminar
供應商審核標準研討會

Franchisee and Distributor Management
加盟商與代理商管理

Management Concept

With the philosophy of mutual benefit and shared growth, MINISO regards franchisees and distributors as highly important strategic partners. We are committed to building long-term, stable, and trusting partnerships, working together to achieve high-quality mutual development.

Management Policy

We adhere to the principles of openness, fairness, and impartiality in cooperation. We have established a sound management system for franchisees and distributors, publicly disclosing investment policies on our official website and clearly defining the rights and obligations of both parties. We provide comprehensive store opening support to our partners, including site evaluation, store design, product display, and staff training, assisting them in quickly opening stores. In daily operations, we strictly comply with the terms of the contract to protect the legal rights of our partners. At the same time, we actively regulate the operational behaviors of our partners to ensure they follow the Company's rules and regulations.

Management Practice

The MINISO Retail Partner model represents a mutually beneficial relationship between us and our partners: we achieve rapid store network expansion with a light-asset approach, maintaining a consistent brand image and consumer experience. Meanwhile, our MINISO Retail Partners benefit from attractive investment opportunities, which motivate them to maintain a loyal and cooperative relationship with us.

In mainland China, we mainly operate stores using the MINISO Retail Partner model. In overseas markets, while expanding our global store network, we adopt a series of flexible store operation models based on market growth potential, local regulations, and other factors, including direct operation, the MINISO Retail Partner model, and the distributor model.

管理理念

秉持合作共贏、共同成長的理念，名創優品將加盟商與代理商視為極為重要的戰略合作夥伴，我們致力於構建長期、穩定、互信的合作關係，攜手合作夥伴實現高質量的共同發展。

管理政策

我們堅持公開、公平、公正的合作原則，建立健全加盟商、代理商管理制度，於官網公開披露投資政策，明確雙方權利義務。我們為合作夥伴提供全方位的開店支持，包括選址評估、店舖設計、商品陳列及人員培訓等，助力合作夥伴快速開店。在日常經營中，我們嚴格遵守合同約定，保障合作夥伴的合法權益，同時，我們亦主動規範合作夥伴經營行為，確保合作夥伴遵循公司各項規章制度。

管理實踐

名創合夥人模式代表了我們與名創合夥人之間的互惠互利關係：我們以輕資產方式實現快速的門店網絡擴張、保持一致的品牌形象和消費者體驗，而名創合夥人則獲得了有吸引力的投資機會，確保我們的名創合夥人有動力與我們保持忠誠的合作關係。

在中國內地市場，我們主要採用名創合夥人模式經營門店。在海外市場，我們在拓展全球的門店網絡的同時，根據市場的增長潛力、當地法規和其他因素，採用了一系列靈活的門店運營模式，包括直營、名創合夥人模式和代理模式。

We maintain a multi-channel communication network and establish a transparent, trust-based communication mechanism to ensure efficient and smooth information exchange with MINISO partners and distributors. Communication channels include daily phone conversations, on-site visits by market personnel, and franchisee/distributor meetings. These meetings are an important part of our strategic communication, including the annual franchisee/distributor conference, quarterly study tours, and monthly online meetings, ensuring that franchisees/distributors are promptly informed about the Company's business priorities. At the same time, through experience sharing and business training, we empower our partners effectively to jointly promote brand development. Additionally, we utilize instant messaging tools such as WeChat, enterprise WeChat, and Feishu to facilitate real-time sharing and interaction of information with franchisees/distributors.

我們維持多渠道的溝通網絡，建立透明、互信的溝通機制，確保與名創合夥人及代理商的信息交流高效順暢，溝通渠道包括日常電話交流、市場人員實地到店交流及加盟商／代理商會議等。加盟商／代理商會議是我們戰略溝通的重要環節，包括年度加盟商／代理商大會、季度游學會議、月度線上大會等，確保加盟商／代理商及時瞭解公司的業務重點。同時，我們也通過經驗分享和業務培訓，對合作夥伴進行有效賦能，以共同推動品牌發展。此外，我們亦通過微信、企業微信和飛書等即時通訊工具與加盟商／代理商進行信息的即時共享和互動。

Highlights and Cases

亮點及案例

 **ESG performance highlights during the Reporting Period**
報告期亮點ESG績效

As of the end of the Reporting Period, we have a total of **1,185** MINISO Retail Partner* and **253** distributors in both mainland China and overseas markets.

* As of December 31, 2024, we had 64 MINISO Retail Partners operating TOP TOY stores, respectively. Some MINISO Retail Partners in mainland China may invest in both MINISO and TOP TOY stores

截至報告期末，我們於中國內地及海外市場共有**1,185**位名創合夥人*及**253**位代理商。

* 截至2024年12月31日，分別有64位名創合夥人經營TOP TOY門店，一些中國內地的名創合夥人可能同時投資名創優品及TOP TOY門店







Case: "Channel Upgrade, Brand Enhancement" Global Channel Strategy Launch Conference
案例：「渠道升級，品牌向上」全球渠道戰略發佈會

In March 2024, MINISO's senior management team and franchisees gathered together, with the Chairman and CEO of the Group, Mr. Ye Guofu, sharing the Company's strategic plan for the next five years with the attendees.

Franchisees expressed that by participating in this conference, they gained a deeper understanding of the Company's development direction and strategic layout, leaving them with firm confidence in the future. The Company's emphasis on and respect for the opinions of franchisees made them feel their value was recognized. The suggestions they provided were addressed in a timely manner, which further inspired their enthusiasm for working together with the Company. This significantly enhanced their willingness to collaborate and their loyalty. During the conference, franchisees engaged in thorough discussions, which effectively promoted closer cooperation and unity among them.

2024年3月，名創優品高級管理層及名創加盟商齊聚一堂，集團董事會主席兼首席執行官葉國富先生與參會者分享了名創優品未來五年的戰略規劃。

參與者表示，通過參與此次會議，他們對公司的發展方向與戰略佈局有了更為透徹的理解，對未來充滿堅定信心。公司對加盟商意見的重視與尊重，讓他們深感自身價值得到認可，所提的意見和建議能得到及時回應與妥善處理，進一步激發了他們與公司攜手共進的熱情，顯著增強了合作意願與忠誠度。會議期間，加盟商之間進行了充分交流，有力促進了彼此的緊密合作與團結。



品牌向上 渠道升级

2024 Global Channel Strategy Launch Conference
2024全球渠道戰略發佈會

Green Development to Escort a Better Environment
綠色發展　護航美好環境

We pursue a philosophy of simple, natural and quality living, and consistently practice sustainable development throughout our product development. We are committed to promoting a sustainable life by responding to climate change, creating low-carbon products, and practicing green operations.

我們奉行簡約、自然、富質感的生活哲學，在產品開發的同時始終踐行可持續發展。我們致力於通過氣候變化應對、打造低碳產品、踐行綠色運營，促進可持續發展的美好生活。

Material Topics in This Section

Response to Climate Change
Product Carbon Footprint
Raw Material Procurement
Green Products
Energy Management
Water Resources Management
Waste Management

本章節重要性議題

氣候變化應對
產品碳足跡
原材料採購
綠色產品
能源管理
水資源管理
廢棄物管理

Response to the SDGs in This Section













6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

本章節回應的SDGs













6 清潔飲水和衛生設施
7 經濟適用的清潔能源
11 可持續城市和社區
12 負責任消費和生產
13 氣候行動
14 水下生物
15 陸地生物

Response to Climate Change
氣候變化應對



Management Concept

MINISO deeply values the impact of climate change on our business operations and society, and aspires to collaborate with a broad range of stakeholders, including consumers and suppliers to jointly build a sustainable society. In 2023, we actively followed *the Guidance on Climate Disclosures* issued by the Hong Kong Stock Exchange and disclosed our climate-related priorities in core areas such as governance, strategy, risk management, indicators, and targets. Moving forward, we will continue to respond to Hong Kong Stock Exchange's further requirements regarding climate-related information. We will continuously enhance our scenario analysis of climate risks, identify climate risks and potential opportunities faced by different business segments under various scenarios, enhance the effectiveness of our climate risk management and actively respond to climate change.

管理理念

名創優品深刻重視氣候變化對自身業務經營以及社會的影響,並希望通過與包括消費者、供應商在內的廣泛利益相關方合作,共同創建可持續發展的社會。2023年,我們積極參照香港聯交所《氣候信息披露指引》,從管治、策略、風險管理、指標和目標等核心領域披露氣候相關的重點工作。未來,我們將繼續響應香港聯交所有關氣候信息的進一步要求,不斷完善對於氣候風險的情景分析,識別不同情景下公司不同業務所面對的氣候風險以及潛在的機遇,提高氣候風險管理效力、積極應對氣候變化。

Governance

The Board, as the highest governing body for the Group's ESG matters, is fully responsible for climate change-related work, including assessing and defining the climate risks the Company is willing to undertake to achieve its strategic objectives. The Board also formulates effective risk response measures and internal control systems to actively address climate change. The Board oversees climate risk management through the Audit Committee and senior management to ensure the robustness of the Group's operations under different climate scenarios. For details on the responsibilities and division of labor at various management levels, please refer to the ESG Governance section of this Report.

In the future, we will require Board members to participate in annual ESG-related training and will also periodically invite external experts to share the latest trends and insights on climate change-related topics with the Board and senior management, enhancing their awareness and understanding of climate issues and keeping them updated on the latest developments in the field of climate change.

管治

董事會作為集團ESG事宜的最高管治層,全面負責氣候變化相關工作,包括評估及釐定為達成本公司策略目標而願意承擔的氣候風險,制定有效的風險應對措施及內部控制系統以積極應對氣候變化。董事會亦通過審計委員會及高級管理層監督氣候風險管理,以保障在不同氣候情境下集團營運的穩健性。關於各管理層級的職責與分工,請查閱本報告的ESG管治章節。

未來,我們將每年要求董事會成員參與ESG主題相關培訓,同時不定期邀請外部專家為董事會及高級管理層分享氣候變化相關議題的最新趨勢及洞察,增強董事會對氣候問題的認識和理解,掌握氣候變化領域的最新動態。

Strategy

MINISO places a high priority on climate-related risks and systematically identifies the potential impacts on our business and financials. To identify and assess potential risks and opportunities across the Company and its value chain under different climate conditions, we conduct scenario analysis across three time horizons: short-term (within the next year), mid-term (from the next year to 2030), and long-term (from 2031 to 2050). During the Reporting Period, we conducted our first scenario analysis based on the Shared Socioeconomic Pathways (SSPs) adopted by the Intergovernmental Panel on Climate Change (IPCC). We selected two future scenarios – SSP1 and SSP5 – to assess potential impacts.

策略

名創優品高度重視氣候相關的風險,並系統化識別對公司業務以及可能對財務帶來影響的氣候變化風險。為識別及評估公司及價值鏈在不同氣候條件下的潛在風險與機遇,我們根據時間維度,對短期(未來1年內發生)、中期(未來1年至2030年)及長期(2031年至2050年)三個時間範圍進行後續分析。於報告期內,我們首次根據聯合國政府間氣候變遷專門委員會(IPCC)採用的共享社會經濟路徑(SSPs)假設,選擇SSP1和SSP5兩種未來情景模式進行情境分析。

Applicable Scenario 適用情景	Scenario Selection 情景選擇	Scenario Assumptions & Analysis 情景假設及分析	Projected Temperature Increase by the End of the Century 本世紀末預計升溫
Moderate Emissions Scenario 中低排放情景	SSP1－2.6	Assumes the implementation of stringent climate change mitigation policies and aggressive measures, with significant investment in low-carbon technology transitions and renewable energy. For MINISO, this scenario could create new market opportunities, such as increased consumer demand and the formation of a green supply chain. 假設全球實施了嚴格的氣候變化減排政策及激進的措施,積極投資低碳技術轉型和可再生能源。對於本集團而言,此情景可能帶來新的市場機會,如消費者需求增加及綠色供應鏈的形成。	~2°C
High Emissions Scenario 高排放情景	SSP5－8.5	Assumes no climate change policy interventions, business-as-usual operations, and failure to implement effective climate actions. According to the IPCC model, this scenario would lead to more frequent extreme weather events, rising sea levels, and significant ecological disruptions. For MINISO, this could result in higher operational costs, supply chain disruptions, and substantial shifts in market demand. 假設全球無氣候變化政策干預,照常運營,未能有效實施氣候行動。根據IPCC模型,極端天氣事件增加、海平面上升以及生態系統劇烈變化。對於本集團而言,此情景可能導致更高的運營成本、供應鏈中斷以及市場需求的重大變化。	>4°C

Considering the Group's business model and value chain, we conducted a physical risk scenario analysis on eight categories of climate hazards across different climate scenarios and time horizons. This scenario analysis covers the Chinese mainland market, including all warehouses and directly operated stores under the MINISO and TOP TOY brands. Model analysis indicates that, under the current warehouse and store distribution, our operations are most significantly affected by typhoons, heavy rainfall, and strong wind events. By 2030, due to the concentration of stores and warehouses in southeastern coastal cities, typhoon impact will be the most pronounced. By 2050, the impact of heavy rainfall risk is expected to increase.

結合集團業務模式和價值鏈，我們分別在不同氣候情景和時間跨度下對八類氣候災害進行了物理風險情景分析。本次情景分析範圍為中國內地市場，涵蓋名創優品品牌及TOP TOY品牌所有倉庫及所有直營門店。通過模型分析，在目前的倉庫及店鋪組合下，我們的運營面臨颱風、降雨及強風事件的影響程度最大。到2030年，由於店鋪及倉庫密集分佈於東南沿海城市，颱風影響程度最高；到2050年，降雨風險影響程度上升。

Legend 圖示: Low 低 | Medium-Low 中低 | Medium-High 中高 | High 較高

Risk Types and Scenarios 風險類型及情景		Warehousing and Distribution 倉儲及配送		Sales and Services 銷售與服務	
		2030	2050	2030	2050
Acute 急性					
Typhoon 颱風	IPCC-SSP1 2.6	Medium-High	High	High	High
	IPCC-SSP5 8.5	Medium-High	High	High	High
Flooding Along Rivers 沿河洪澇	IPCC-SSP1 2.6	Medium-Low	Medium-Low	Medium-Low	Medium-Low
	IPCC-SSP5 8.5	Medium-Low	Medium-Low	Medium-Low	Medium-Low
Wildfire 野火	IPCC-SSP1 2.6	Medium-Low	Medium-Low	Medium-Low	Medium-Low
	IPCC-SSP5 8.5	Medium-Low	Medium-High	Medium-Low	Medium-High
Chronic 慢性					
Rainfall 降雨	IPCC-SSP1-2.6	Medium-Low	High	Medium-High	High
	IPCC-SSP5-8.5	Medium-Low	High	Medium-High	High
Strong Wind 強風	IPCC-SSP1-2.6	Medium-Low	Medium-Low	Medium-Low	Medium-Low
	IPCC-SSP5-8.5	Medium-Low	Medium-Low	Medium-High	Medium-High
High Temperature 高溫	IPCC-SSP1-2.6	Medium-Low	Medium-Low	Medium-Low	Medium-Low
	IPCC-SSP5-8.5	Medium-Low	Medium-Low	Medium-High	Medium-High
Low Temperature 低溫	IPCC-SSP1-2.6	Low	Low	Low	Low
	IPCC-SSP5-8.5	Low	Low	Low	Low
Snowfall 降雪	IPCC-SSP1-2.6	Low	Low	Low	Low
	IPCC-SSP5-8.5	Low	Low	Low	Low

In our prioritization analysis of transition risks and opportunities, we evaluated eight transition drivers, including six transition risks and two transition opportunities.

在轉型風險及機遇的優先次序分析中，我們評估了八項轉型驅動因素，包括六項轉型風險和兩項轉型機遇。

Risk/Opportunity 風險／機遇	Category 類別	Description 描述	Overall Risk/Opportunity Level 整體風險／機遇水平
Transition Risks 轉型風險	Policy & Regulations 政策及法規	Packaging waste and plastic restriction policies 包裝廢棄物與塑料限制政策	High 較高
		Implementation of carbon emission control policies 碳排放管控政策實施	Medium-High 中高
		Strengthened climate response and disclosure requirements 氣候應對及披露要求的加強	Medium-High 中高
	Market 市場	Product price pressure 產品價格壓力	Medium-High 中高
		Shifts in consumer demand 消費者需求轉變	Medium-Low 中低
	Reputation 聲譽	Greenwashing risks 綠色漂綠風險	Medium-Low 中低
Transition Opportunities 轉型機遇	Market 市場	Development of sustainable products 發展可持續產品	High 較高
	Supply Chain 供應鏈	Supply chain efficiency 供應鏈效率	Medium-High 中高





Risk Management

We have established a comprehensive risk management mechanism and set up a dedicated risk management team. Building on our existing ESG risk identification, climate change-related affairs have been integrated into our risk management processes, progressively refining our assessment and management of climate risks. Based on the eight climate hazards and eight transition drivers we have identified, we have developed corresponding response measures tailored to our operations and upstream and downstream supply chains to effectively manage climate-related risks.

風險管理

我們建立健全風險管理機制，成立全面風險管理小組，並在現行ESG風險識別的基礎上，將氣候變化相關事宜納入風險管理流程，逐步完善氣候變化風險評估及管理工作。基於我們所識別出的八類氣候災害及八項轉型驅動因素，我們圍繞自身運營與上下游供應鏈制定了相關的應對措施，以有效管理氣候相關風險。

Looking ahead, we will actively implement effective measures to ensure that climate risk response strategies are fully considered in the formulation of our corporate development strategy, striving to mitigate the potential impact of climate change on our business and operations. At the same time, we remain committed to reducing greenhouse gas emissions within our operations and across our value chain. By enhancing resource efficiency, utilizing or replacing materials with more environmentally friendly and sustainable alternatives, and exploring carbon reduction opportunities throughout the product lifecycle, we aim to meet the growing consumer demand for sustainable products.

未來，我們將努力採取有效措施，在制定公司發展戰略時充分考慮氣候變化風險相關應對策略，盡可能減緩氣候變化對我們的業務及經營活動的潛在影響。同時，我們將致力於促進自身及價值鏈中溫室氣體排放的減少，通過提高資源運營效率、使用或替換更環保及可持續的材料等方式，積極探索產品周期各環節的減碳，並滿足消費者對可持續產品日益增長的需求。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
Physical Risks **物理風險**	Acute 急性	Typhoon 颱風	• Typhoon may cause logistics delays and supplier shutdowns, increasing transportation and inventory holding costs, thereby negatively impacting operating profit margins. • 颱風可能導致物流延誤和供應商停工，增加運輸和庫存持有成本，對營業利潤率造成負面影響。 • Business disruptions or maintenance due to physical damage may directly increase maintenance expenses and reduce revenue for the period. • 因物理損壞而停業或維修，可能直接增加維護費用並減少同期營業收入。	• Enhance supply chain resilience by establishing a diversified supply chain and inventory strategy to ensure rapid resource allocation during disasters. • 增強供應鏈韌性，建立多元化供應鏈與庫存策略，確保災害期間資源快速調配。 • Improve disaster resistance of facilities by upgrading disaster prevention designs for stores and warehouses. • 提升設施抗災能力，升級門店和倉儲設施的防災設計。 • Strengthen disaster early warning and emergency response plans by implementing meteorological monitoring systems and employee emergency training to shorten post-disaster recovery time. • 強化災害預警與應急計劃，建立氣象監測系統與員工應急培訓，縮短災後恢復時間。

Climate Risks and Opportunities 氣候風險與機遇		Impact on Business 對業務的影響	Countermeasures 應對措施
	Wildfire 野火	• Stores or warehouses may be threatened by wildfires or impacted by smoke, leading to facility damage or business disruptions. • 門店或倉庫可能受到野火威脅或煙霧侵害，導致設施損壞或停業。 • Employee safety may be at risk, and transportation disruptions may affect normal operations and reduce productivity. • 員工安全受到威脅，交通中斷可能影響正常運營並降低生產力。	• Improve disaster resistance of facilities by installing fire prevention equipment in stores and warehouses and setting up air purification systems to mitigate smoke effects. • 提升設施防災能力，為門店和倉庫安裝防火設備，設置空氣淨化系統以減少煙霧影響。 • Ensure employee safety by developing employee safety plans, providing personal protective equipment, and offering remote work options. • 員工安全保障，制定員工安全計劃，提供個人防護裝備和遠程工作選項。
	Flooding Along Rivers 沿河洪澇	• Flooding may disrupt major logistics routes, affecting product delivery efficiency from suppliers to stores, with international and regional supply chains potentially facing severe impacts. • 洪水可能中斷主要物流路線，影響從供應商到門店的產品交付效率，尤其是國際和區域供應鏈可能受到嚴重影響。 • Flooding may cause store and warehouse inundation, leading to infrastructure damage and inventory losses, particularly in low-lying areas, requiring additional repair and compensation costs. • 洪水可能導致門店和倉庫被淹沒，造成基礎設施損壞和存貨損失，尤其是位於低窪地區，需要額外的維修和補償成本。	• Establish a diversified supplier network in high-risk flood areas to ensure logistics route flexibility and deploy backup inventory to mitigate supply chain disruptions. • 在洪水高風險地區建立多元化供應商體系，確保物流路線的靈活性，並部署備用庫存以應對供應鏈中斷。 • Install flood barriers, pumping systems, and elevate inventory storage in stores and warehouses to minimize direct damage to infrastructure and products caused by flooding. • 在門店和倉儲設施內安裝防洪屏障、抽水系統和提高存貨儲存高度，減少洪水對設施和產品的直接損害。

Climate Risks and Opportunities 氣候風險與機遇		Impact on Business 對業務的影響	Countermeasures 應對措施
Chronic 慢性	High Temperatures 高溫	• High temperatures may increase air conditioning energy consumption and equipment maintenance costs, raising operational expenses while potentially reducing customer foot traffic and impacting sales revenue. • 高溫可能增加門店空調能耗和設備維護成本，導致運營費用上升，同時降低顧客到店率，影響銷售收入。 • High temperatures may cause product deterioration or damage (e.g., cosmetics, plastic products), increasing return and replacement costs. • 高溫可能導致部分產品（如化妝品、塑料製品等）變質或損壞，增加退換貨成本。 • Employees working in high-temperature environments may face health risks, leading to decreased productivity. • 員工在高溫環境下工作可能面臨健康風險，導致生產力下降。	• Equip stores with energy-efficient air conditioning and shading facilities while optimizing electricity usage strategies. • 為門店配備節能空調和遮陽設施，並優化電力使用策略。 • Enhance packaging and storage design for temperature-sensitive products to prevent damage or deterioration. • 加強對易受高溫影響產品的包裝與儲存設計，避免損壞或變質。 • Provide heat mitigation facilities to ensure employee safety and maintain productivity, reducing the negative impact of high temperatures on operations. • 提供防暑降溫設施，確保員工安全並維持生產力，減少高溫環境對運營的負面影響。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
		Low Temperatures 低溫	• Low temperatures may freeze transportation routes or impact logistics efficiency, causing product delivery delays and increasing logistics and warehousing costs. • 低溫可能凍結運輸路線或影響物流效率，導致產品延遲交付，增加物流與倉儲成本。 • Low temperatures may increase heating costs for stores and reduce customers' willingness to shop in person, directly impacting store sales revenue and operating profit. • 低溫會增加門店的供暖成本，並可能降低顧客外出購物的意願，直接影響門店銷售收入和運營利潤。	• Strengthen logistics management by selecting transportation models and warehousing solutions that can withstand low temperatures. • 加強物流管理，選擇適應低溫的運輸模式與倉儲方案。 • Optimize store heating systems to reduce energy consumption while enhancing the shopping experience in cold weather to stabilize store traffic. • 優化門店供暖系統，降低能源消耗並提升消費者在寒冷天氣下的購物體驗，穩定門店流量。
		Rainfall 降雨	• Heavy rainfall may cause store flooding, power outages, or infrastructure damage, increasing repair and operational costs while reducing customer foot traffic and affecting store revenue. • 暴雨可能造成門店淹水、電力中斷或基礎設施受損，增加維修與營運成本，同時因顧客到店率下降，影響門店營收。 • Employee commuting may be disrupted by rain, leading to labor shortages and reduced store service efficiency. • 員工通勤可能因降雨受阻，導致人力資源短缺和門店服務效率下降。	• Improve store drainage and moisture protection capabilities by equipping stores with backup power and emergency repair plans. • 提升門店排水與防潮能力，為門店配備備用電力和應急維修計劃。 • Strengthen extreme weather warning and emergency response plans to ensure employee safety and minimize the impact of precipitation on service efficiency. • 強化極端天氣預警與應急計劃，確保員工安全並減少降水對服務效率的影響。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
		Snowfall 降雪	• Snowfall may impact MINISO's supply chain in high-altitude and cold regions, with road or port closures causing delivery delays and increasing cross-border logistics and emergency transportation costs. • 降雪可能影響名創優品在高寒地區的供應鏈，封閉道路或港口導致交付延誤，增加跨境物流和緊急運輸成本。 • In low-temperature environments, some products (e.g., cosmetics, liquid goods) may lose functionality due to freezing, posing higher risks of damage during storage and transportation. • 低溫環境下，部分商品（如化妝品、液體商品）可能因受凍而失去功能，特別是在倉儲和運輸中面臨更高的損耗風險。	• Optimize global logistics planning by establishing regional warehousing and stocking mechanisms in high-altitude and cold regions and collaborating with local logistics partners to address delivery delays during snowfall. • 優化全球物流計劃，在高寒地區建立區域性倉儲和備貨機制，並與當地物流合作夥伴協作應對降雪期間的交付延誤。 • Upgrade heating and snow prevention facilities in stores in regions with frequent snowfall, setting up backup power and snow removal plans. • 針對降雪頻發地區的門店升級供暖與防雪設施，設置備用電源和清雪計劃。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
		Strong Wind 強風	• Strong winds may damage store and warehouse roofs, windows, and signage, increasing repair and equipment replacement costs, particularly in areas prone to windstorms. • 強風可能導致門店和倉庫的屋頂、窗戶及招牌損壞,增加維修和設備更換成本,特別是在風災多發地區。 • Strong winds may reduce customer willingness to shop in person, affecting store foot traffic, especially in pedestrian-heavy commercial areas, leading to short-term declines in store revenue. • 強風可能降低顧客外出購物意願,影響門店客流量,特別是在步行流量為主的商業區,導致短期內門店營收下降。	• Reinforce store and warehouse structures, including roofs, windows, and signage, and install wind-resistant equipment in high-risk areas to reduce facility damage risks and repair costs. • 加固門店和倉庫的屋頂、窗戶和廣告牌等結構,並在高風險地區設置防風設備,降低設施損害風險和維修成本。 • Leverage online sales platforms to offset store sales losses due to reduced foot traffic. • 結合線上銷售平台,補充因客流量下降而造成的門店銷售損失。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
Transition Risks 轉型風險	Policy & Regulations 政策及法規	Packaging waste and plastic restriction policies 包裝廢棄物與塑料限制政策	• Governments worldwide are strengthening bans on disposable plastics and packaging recycling requirements, leading to increased investment in eco-friendly materials and supplies, which may raise packaging costs. • 全球多地政府正強化對一次性塑料的禁令及包裝回收要求，我們投入更多資源於環保材料研發和供應，可能將增加包裝成本。	• Promote the use of biodegradable materials, collaborate with suppliers to develop sustainable packaging, and integrate green marketing initiatives with product upgrades to enhance brand value. • 推進可降解材料的使用，與供應商合作研發環保包裝，並結合產品升級進行綠色營銷提升品牌價值。
		Implementation of carbon emission control policies 碳排放管控政策實施	• As global carbon neutrality efforts advance, carbon taxes and emission caps may increase our production and logistics costs, particularly in high-emission supply chain segments, further squeezing profit margins. • 隨全球碳中和推進，碳稅和排放限額可能增加我們的生產和物流成本，特別是在高排放的供應鏈環節，可能將進一步壓縮利潤率。	• Improve energy efficiency, adopt green logistics models, and consider participating in carbon trading markets based on operational jurisdiction requirements. • 提升能源效率，採用綠色物流模式，並考慮根據運營所在地要求參與碳交易市場履約。
		Strengthened climate response and disclosure requirements 氣候應對及披露要求的加強	• Heightened climate-related policies may lead to increased operational expenditures due to enhanced climate adaptation measures, management, and disclosure obligations. • 氣候相關政策導致的氣候應對措施、管理以及信息披露要求提升，可能導致經營支出增加。	• Apply internationally recognized and industry-standard disclosure frameworks to enhance transparency and investor confidence through reporting. • 應用國際認可及行業通用的披露準則，並透過報告提升透明度和投資者信任。

Climate Risks and Opportunities 氣候風險與機遇		Impact on Business 對業務的影響	Countermeasures 應對措施
Market 市場	Product price pressure 產品價格壓力	• Adoption of eco-friendly materials and technological upgrades may increase product costs, potentially leading to higher prices and reduced purchasing willingness among price-sensitive consumers. • 採用環保材料和技術升級將提高產品成本，可能導致產品定價上升，進而降低價格敏感型客群的購買意願。	• Implement tiered pricing strategies, introduce cost-effective sustainable products, and optimize economies of scale and supply chain efficiencies to lower unit costs. • 實施分層定價策略，推出高性價比環保產品，並通過規模經濟和供應鏈優化降低單位成本。
	Shifts in consumer demand 消費者需求轉變	• With rising environmental awareness, consumers increasingly prefer low-carbon and sustainable products. Failure to transition promptly may result in market share loss. • 隨著環保意識的增強，消費者更傾向選擇低碳、可持續的產品，我們如果未能及時轉型，可能導致市場份額減少。	• Increase the proportion of sustainable products, promote biodegradable packaging and low-carbon designs, and strengthen environmental value propositions to attract emerging market consumers. • 增加環保產品比例，推廣可降解包裝和低碳設計，並加強環保價值主張以吸引新興市場客群。
Reputation 聲譽	Greenwashing risks 綠色漂綠風險	• If supply chain partners engage in high-carbon emissions, non-compliant material use, or irresponsible environmental practices, MINISO may suffer reputational damage due to indirect liability. • 若供應鏈合作夥伴涉及高碳排放、不合規材料或不負責任的環保行為，我們可能因間接責任遭受聲譽損害。	• Establish a green supply chain management system, implement and enforce environmentally responsible procurement policies, and enhance supplier environmental and social compliance assessments. • 建立綠色供應鏈管理體系，制定並執行環保採購政策，加強供應商環境與社會合規性審核。

Climate Risks and Opportunities 氣候風險與機遇			Impact on Business 對業務的影響	Countermeasures 應對措施
Transition Opportunities 轉型機遇	Market 市場	Development of sustainable products 發展可持續產品	• The growing consumer demand for sustainable products, such as eco-friendly packaging and biodegradable materials, presents a market opportunity for expanding our product line and increasing market share. • 消費者對可持續產品（如環保包裝、可降解材料）的需求上升，可能為我們擴大產品線和市場份額提供市場機遇。	• Invest in the research and development of environmentally friendly products, optimize product design to balance cost and market demand, and enhance brand image through green marketing initiatives. • 投資環保產品研發，優化產品設計以平衡成本與市場需求，並透過綠色營銷強化品牌形象。
	Supply Chain 供應鏈	Supply chain efficiency 供應鏈效率	• Promoting low-carbon supply chain development (e.g. energy-efficient transportation and smart management) can reduce energy waste, improve operational efficiency, and lower long-term costs. • 推進供應鏈低碳化建設（如節能運輸和智能化管理）可減少能源浪費，提高運營效率，降低長期成本。	• Implement intelligent supply chain management, partner with green logistics providers, and optimize transportation routes to reduce carbon emissions and cost pressures. • 實施智能化供應鏈管理，選擇綠色物流合作夥伴，並優化運輸路徑以減少碳排放和成本壓力。



Case: Weather Alert System Enhancing Store Resilience Against Extreme Climate Risks
案例：天氣預警系統助力門店應對極端氣候風險

To address the challenges posed by global climate change, we have developed and deployed an intelligent weather alert system in the Chinese mainland market. This system automatically retrieves real-time data from multiple authoritative meteorological sources and conducts precise city-level analyses. When extreme weather conditions – such as typhoons, heavy rainfall, or cold waves – are detected in a specific region, the system promptly activates a predefined mechanism, issuing detailed weather alerts to stores in the affected area.

For instance, during periods of intense rainfall, the system sends alerts to store managers in relevant cities, enabling them to take proactive measures. These include reinforcing store infrastructure inspections, adjusting product displays as needed, and stocking emergency supplies to mitigate potential property damage. Through the implementation of this intelligent weather alert system, we continuously enhance our stores' ability to manage climate risks, leveraging technology to build climate resilience and drive a green transition.

為應對全球氣候變化帶來的挑戰，我們在中國內地市場開發並部署了一套智能天氣預警系統。該系統通過自動抓取多個權威氣象網站的即時資料，按照城市維度進行精準分析。當檢測到某地區即將出現極端天氣（包括颱風、暴雨、寒潮等）時，系統會立即觸發預設機制，向該區域內的門店發送詳細的天氣預警信息。

例如，在強降雨天氣中，系統能夠發送預警給相關城市的門店負責人員，使其能夠提前採取措施，包括加強店舖設施檢查、適當調整商品陳列以及儲備應急物資，有效避免了潛在的財產損失。通過智能天氣預警系統，我們持續提升門店的應對氣候風險能力，通過科技手段構建氣候韌性和推動綠色轉型。

Indicators and Targets

Climate change has a negative impact on society. MINISO supports global strategies and targets for addressing climate change and orderly advances the implementation of governance and management systems related to climate change. We continuously work towards energy-saving and emission reduction measures during our operations and develop innovative, low-carbon and green products.

指標和目標

氣候變化對人類社會產生負面影響，名創優品支持全球有關應對氣候變化的戰略及目標，有序推動與氣候變化相關的管治管理體系建設，不斷在營運過程中深化節能減排措施，開發創新低碳綠色產品。

MINISO has identified energy efficiency and greenhouse gas emissions as tracking indicators and targets related to climate change. The following table outlines the core indicators that we continue to focus on:

名創優品將以能源使用效益、溫室氣體排放等作為氣候變化相關的追蹤指標和目標。下表為我們持續關注的核心指標：

Indicators 指標	Unit 單位	During the Reporting Period 報告期
Total Energy Consumption 能源消耗總量	KWh 千瓦時	16,785,309
Total Energy Consumption Intensity 能源消耗總量密度	KWh/per million RMB of revenue 千瓦時／人民幣每百萬元收入	988
Total Greenhouse Gas Emissions (Scope 1 & 2) 溫室氣體總排放量（範圍一＆二）	Tonnes of CO_2 噸二氧化碳	7,704
Total Greenhouse Gas Emission Intensity 溫室氣體總排放量密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳／人民幣每百萬元收入	0.4533
Number of "Biodegradable" Certified Products 「可生物降解」認證產品	SKU 個SKU	29
Number of Suppliers Obtained the Certificate for the ISO 14001 Environmental Management System Certification 獲得ISO 14001環境管理體系認證的供應商數量	Units 個	325



Our Goals
我們的目標

We are committed to stabilizing the CO_2 emissions generated by electricity use in office areas at the level of the 2022 fiscal year, which is around 134 kg CO_2 per million RMB of revenue (Reporting Period: 89.50).

我們致力於實現辦公區域使用電力所產生的二氧化碳排放量穩定在2022財年的水平，即134千克二氧化碳／每百萬元人民幣營收左右（報告期：89.50）。

Green Products
綠色產品

Management Concept

MINISO is committed to the concept of green consumption and endeavors to build sustainable lifestyles for consumers. We persist in integrating green and low-carbon principles into every stage of the product lifecycle. Leveraging our deep involvement and extensive collaboration across the entire industry chain, we consistently reduce the carbon emissions of our products, promote the use of sustainable materials, and improve resource utilization through green packaging, contributing to ecological environment and the creation of a sustainable future.

管理理念

名創優品始終堅持綠色消費的理念，致力於為消費者構建一個可持續的生活方式。我們堅持將環保、低碳的理念植入到產品全生命週期各個環節，依託自身在全產業鏈的深入耕耘和廣泛合作，持續降低產品的碳排放，推動可持續材料的使用，通過綠色包裝提高資源使用率，為保護生態環境、創造可持續未來貢獻我們的力量。

Management Policy

We actively monitor regulations and initiatives concerning environmental protection of products and services across our operational regions including the *Requirements of Restricting Excessive Package – Foods and Cosmetics*, the European Union *Directive EU 2019/904 on the Reduction of Certain Plastic Products with Environmental Impacts*, the *Proposal on Packaging and Packaging Waste Regulation (PPWR)* in the European Union, and the *List of Measures and Bans Banning the Use of Disposable Plastic Products* in India, and we continuously improve and update our products accordingly.

管理政策

我們積極關注各運營地與產品及服務環保相關的法規及倡議，包括《限制商品過度包裝要求食品和化妝品》、歐盟《關於減少某些對環境影響的塑料製品的指令EU 2019/904》、歐盟《關於包裝和包裝廢棄物法規(PPWR)的提案》及印度《禁止使用一次性塑料製品的措施和禁令清單》等，對產品進行持續改進及更新。



Management Practice

Carbon Footprint Assessment in the Production Phase

MINISO places great importance on assessing the environmental impact of its products throughout their design, production, and sales processes. We are committed to fulfilling our corporate social responsibility for low-carbon and eco-friendly operations by focusing on the carbon footprint across the entire product lifecycle.

In particular, our TOP TOY brand requires suppliers to independently conduct carbon footprint assessments during production and provide relevant carbon emission data for laboratory verification, ensuring compliance with our established carbon emission standards. Additionally, after suppliers complete production and delivery, TOP TOY collects and reviews their carbon emission data, comprehensively monitoring emissions throughout the production process. During supplier selection, TOP TOY considers the implementation of emission reduction measures as a key evaluation criterion, conducting on-site inspections of production processes. Only factories that meet our standards are included in our supplier list. As of the end of the Reporting Period, 88% of TOP TOY's suppliers have actively cooperated in providing carbon emission data, covering both core suppliers and the largest suppliers within our network.

Looking ahead, MINISO plans to further conduct product carbon footprint assessments to identify the potential for emission reduction throughout the product lifecycle, from production to disposal ("Cradle to Grave"). This will enable us to understand the current carbon emission status of our products, implement effectively control and reduce emissions and enhance the low-carbon attributes of our products.

Sustainable Materials

MINISO is committed to promoting environmentally friendly production practices on a global scale by prioritizing the use of more sustainable materials, providing consumers with high-quality, eco-friendly products. When selecting sustainable materials, we take a comprehensive approach, considering both technological maturity and cost-effectiveness. This ensures that while advocating for eco-friendly materials, we do not compromise the consumer experience, seamlessly integrating sustainability into an effortless and enjoyable lifestyle.

管理實踐

生產階段碳足跡評估

名創優品高度重視我們的產品在設計、生產與銷售過程中對環境造成的影響，並致力於通過關注產品全生命周期的碳足跡來為企業履行低碳、環保的社會責任做出自己的貢獻。

其中，我們的TOP TOY品牌要求供應商在生產過程中自行完成產品碳足跡評估，並提供相關碳排放數據供實驗室核查，以確保其符合我們設定的碳排放標準。同時，其在供應商生產交付後會對供應商的碳排放數據進行收集與覆盤，全面監測生產過程中的碳排放情況。在供應商篩選過程中，TOP TOY亦將是否具備減排措施作為其核心評估指標，實地考察生產環節，只有達標的工廠才能被納入供應商名單。截至報告期末，已有88%供應商積極配合我們的TOP TOY品牌進行碳排放數據收集工作，已覆蓋核心以及最大的供應商。

未來，我們將進一步開展產品碳足跡評估工作，識別產品從「搖籃到墳墓」全生命週期的減排潛力，以瞭解自身產品碳排放現狀，有效控排並採取減排措施，提升我們產品的低碳屬性。

可持續材料

名創優品致力於在全球範圍內推動環境友好的生產實踐，優先採用更具可持續性的材料，為消費者提供環保且高品質的產品。在選擇可持續材料時，我們將綜合考慮技術的成熟度和成本效益，確保在推廣環保材料的同時不影響消費者的使用體驗，讓環保融入輕鬆美好的生活。

In the future, we will continue to advance the following initiatives and create more eco-friendly products across various categories, including beauty tools, home decor, stationery, and toys:

- We are committed to developing products using 100% recycled materials or natural materials, and we prioritize selecting suppliers certified by the Forest Stewardship Council ("FSC").

- We have developed the "MINISO ECO" label for products that are plastic-free, easily recyclable, renewable, reusable, BPA-free, and/or lead-free, and we widely apply this label to an increasing number of environmentally friendly products.

At the same time, we are committed to aligning with internationally recognized standards, continuously optimizing raw material traceability and process management mechanisms, and leveraging technological solutions to track the origins of raw materials. Our specific measures include further promoting certification and origin traceability for raw materials such as wood, paper, cotton, and leather. For TOP TOY, all wood and paper materials used in product development, production, and packaging must come from upstream suppliers that prioritize materials sourced from forests certified under the Forest Stewardship Council (FSC) standards. When selecting suppliers, TOP TOY also enforces stringent standards, requiring suppliers to provide detailed information on the regional origins, brands, and specifications of their raw materials, ensuring full transparency and control over their upstream supply chains.

未來，我們會繼續努力推進以下措施，並在包括美妝工具、生活家居、文具、玩具等品類打造更多的環保產品：

- 產品使用100%回收材料或天然材料，並盡可能選擇森林管理委員會（「FSC」）認證的供應商。

- 為不含塑料、易於回收、可再生、可重複使用、不含BPA（雙酚A）及／無鉛產品開發「MINISO ECO」標誌，並廣泛應用於更多環保的產品。

同時，我們也致力於與國際領先標準保持一致，不斷優化原材料溯源及過程管理機制，通過技術手段探索追蹤原材料來源。具體措施包括推動更多木材、紙張、棉花和皮革等原材料的認證與原產地溯源工作。TOP TOY品牌在產品開發、生產和包裝中涉及的木材和紙張，均要求上遊供應商優先採用來自通過FSC森林經營標準認證的林場材料進行生產。在選擇供應商時，TOP TOY亦嚴格執行標準，要求供應商提供其採購原材料的區域來源、品牌和型號，確保供應商的上遊供應鏈透明可控。

Green Packaging



Our Goals
我們的目標

Going forward, we will continue implementing multiple initiatives to reduce the use of plastic bags, maintaining the target of the percentage of plastic bag usage to below 75% (Reporting Period: 55%).

綠色包裝

未來，我們會繼續推行多項措施以減少塑料袋的使用，以維持塑料袋使用百分比低於75%的目標。（報告期：55%）

We always comply with national and international laws and regulations related to product packaging and benchmark against the highest industry standards. By promoting greener packaging, reducing packaging weight, and encouraging packaging reuse, we strive to minimize the environmental impact of packaging materials.

我們始終遵循國內外產品包裝相關的法律法規，並參考行業最高標準，通過包裝綠色化、包裝輕量化及包裝循環利用等措施降低包裝材料的使用對環境的影響。





Optimization and Management of Packaging Materials
包裝材料的優化與管理

- **Reducing Packaging Material Usage:** Optimizing packaging design to reduce the consumption of plastic, cardboard, and other materials in product packaging and storage.
- 減少包裝材料使用：通過優化設計減少產品包裝及儲存中塑料、紙板和其他材料的消耗。
- **Eco-friendly Alternative Materials:** Gradually replacing non-degradable disposable plastics with more recyclable materials. As of the end of the Reporting Period, we successfully replaced disposable plastic with paper-based materials in 37 SKUs.
- 環保替代材料：逐步以更易回收的材料替代難以降解的一次性塑料。截至報告期末，我們在37個SKU產品中成功實現紙質材料替代一次性塑料。
- **Biodegradable and Recyclable Packaging:** Offering biodegradable and recyclable shopping bags with environmental labeling and implementing a paid usage mechanism to promote green consumption.
- 可降解和可回收包裝：為消費者提供具環保標識的可降解、可回收手提袋，並推行有償使用機制，促進綠色消費。



Packaging Recycling
包裝的循環利用

- **Recycling of Store Cartons:** Conducting nationwide store carton recycling programs and collecting standardized store cartons via dedicated transport, maintaining a recycling rate of over 90%.
- 門店紙箱的回收：在全國門店開展紙箱回收，並通過專車回收門店標準箱，回收率保持在90%以上。
- **Strict Control of Packaging Waste:** Implementing rigorous recycling policies to properly manage packaging waste in stores and warehouses, maximizing recycling and reuse.
- 嚴控包裝廢棄物：採取嚴格的回收政策，妥善管理門店和倉儲環節的廢棄包裝材料，最大限度實現循環利用。



Packaging Design and Process Improvements
包裝設計與工藝改進

- **Recyclability of Product Packaging:** The packaging for TOP TOY products is made from recyclable materials, with optimized inner box designs to minimize material usage while ensuring durability of the product packaging.
- 產品包裝的可回收性：TOP TOY品牌產品的包裝採用可回收材料，同時優化包裝內盒設計，在保障產品包裝耐用性的前提下盡可能減少材料消耗。
- **Reducing Environmental Impact:** Avoiding the use of hot melt adhesive and shrinkable film materials in product packaging whenever possible, and ensuring 100% of packaging materials are printed with eco-friendly ink compliant with the EU RoHS standards, thereby mitigating potential environmental hazards.
- 減少對環境的影響：盡量避免在產品中使用熱熔膠和熱縮膜材料，100%使用通過歐盟RoHS檢測的環保油墨印製包裝材料，降低對環境的潛在危害。

MINISO remains committed to driving the environmental upgrade of packaging materials. In response to increasingly stringent regulations on plastic packaging, we plan to gradually replace disposable plastic products – such as cutlery, straws, and cotton swabs – with either non-disposable plastics or biodegradable materials. Additionally, we will develop more product designs incorporating recycled materials and innovative green materials, further optimizing packaging solutions to offer consumers more sustainable choices.

名創優品將繼續推動包裝材料的環保化升級，針對日益嚴格的塑料包裝管控，我們計劃逐步採用非一次性塑料或可降解材料替換一次性塑料產品（如餐具、吸管、棉簽等）。同時，我們將開發更多融入回收材料及創新綠色材料的產品設計，進一步優化包裝解決方案，為消費者提供更可持續的選擇。

Our TOP TOY brand has fully used paper packaging bags. For products that still require plastic packaging, we mandate that suppliers use recyclable and eco-friendly materials. Currently, TOP TOY has collaborated with suppliers to develop biodegradable material for toy brick sub-packaging bags, further reinforcing our commitment to green and sustainable practices.

TOP TOY品牌已全面使用紙質包裝袋。對於仍需使用塑料包裝的產品，我們要求供應商統一採用可回收的環保材質。目前，TOP TOY品牌已與供應商共同開發可降解材質的積木分包袋，進一步推動綠色環保理念的落實。

Highlights and Cases

亮點及案例



Case: "Biodegradable" Certified Products
案例：「可生物降解」認證產品

In recent years, non-woven materials have flourished in the field of disposable sanitary products. Various disposable wipes and dry towels are gradually replacing conventional towel products, becoming emerging products used in wiping, skincare, cleaning care, travel, and other scenarios. MINISO remains committed to promoting green consumption and driving innovation in eco-friendly products. To support sustainable development, we have introduced multiple eco-friendly personal care and travel products that have obtained "Biodegradable" certification.

近年來，非織造材料在一次性衛生用品領域蓬勃發展，各類一次性柔巾、乾巾等產品逐步替代常規毛巾類產品，成為應用於擦拭、潔膚、清潔護理、旅行出差等多個場景的新興產品。名創優品始終致力於推動綠色消費與環保產品的創新，圍繞個人護理及旅行系列用品，推出多款通過「可生物降解」認證的環保產品，積極踐行可持續發展理念。

For personal care and travel essentials – such as facial towels, disposable bath towels, and hand towels – we use biodegradable materials. These products have been certified under the "Biodegradable" standard issued by the Green Development and Innovation Alliance of the China Nonwoven & Industrial Textiles Association ("Green Alliance"). This certification follows rigorous industry standards to ensure the products' environmental performance and biodegradability. By utilizing biodegradable materials in disposable hygiene products, we minimize long-term ecological impact. These products naturally decompose under specific conditions, reducing plastic pollution and promoting resource recycling, thereby mitigating environmental harm. As of the end of the Reporting Period, 29 SKUs of our products have been awarded the Green Alliance "Biodegradable" certification.



MINISO
EXTRA-THICK BATH TOWEL
加厚加大*浴巾
RMB:15
医疗背景工厂 洁净车间生产

"Biodegradable" Certified Products
獲得「可生物降解」認證的產品

在個人護理及旅行系列用品（如洗臉巾、一次性浴巾、毛巾等）中，我們採用可生物降解材質。這些產品均通過了由中國產業用紡織品行業協會綠色發展創新聯盟（「綠盟」）推出的「可生物降解」認證。該認證依據嚴格的行業標準確保產品的環保性能和可降解特性。我們的一次性衛生用品通過使用可生物降解材質，減少了對生態環境的長期影響。這些產品能夠在特定條件下自然降解，降低塑料污染，同時促進資源的循環利用，減少對環境的負面影響。截至報告期末，我們已有29款SKU產品獲得綠盟「可生物降解」認證。



Case: Introducing Eco-Friendly Materials to Drive Green Product Upgrades
案例：引入環保材料，推動產品綠色升級

MINISO is continuously exploring the application of sustainable materials in its products to reduce resource consumption and environmental impact while promoting green consumption. To date, we have successfully launched two representative categories of eco-friendly products:

名創優品持續探索環保材料在產品中的應用，以減少資源消耗和環境影響，推動綠色消費。目前，我們已成功推出了兩類具有代表性的環保材質產品：

- PEN PEN Plush Toy Made from Recycled Materials
- 以環保再生材料打造的PEN PEN玩偶

We have introduced the ECO-friendly PEN PEN plush toy, made with Global Recycled Standard (GRS) certified materials. Both the fabric and filling of this plush toy are produced from recycled PET plastic bottles. This design not only meets environmental requirements in material selection but also embodies circular economy principles by repurposing waste into high-quality products, reducing reliance on virgin resources.

我們推出了通過全球回收標準(「GRS」)認證的ECO環保材質PEN PEN公仔，其面料和填充物均採用回收的PET塑料瓶製成。這一設計不僅在材料選擇上符合環保要求，更通過資源回收利用，將廢棄物轉化為高品質產品，減少對原生資源的依賴，積極踐行循環經濟理念。

- Eco-Friendly Data Cable Infused with Natural Plant Fibers
- 加入天然植物纖維的環保數據線

In the digital accessories sector, we have launched an eco-friendly data cable, incorporating natural plant fibers (such as straw powder) into its TPE coating as a degradable material. This innovative technology significantly enhances the environmental attributes of the data cables, extending their product lifespan while markedly reducing the potential environmental impact of the materials used.

在數碼配件領域，我們推出了環保材質數據線，其TPE膠料中加入了天然植物纖維(如稭稈粉)作為降解材料。這一技術有效提升了數據線的環保特性，在延長產品使用壽命的同時，顯著降低了材料對環境的潛在影響。



ECO
Global Recycled Standard

Eco-Friendly PEN PEN Plush Toy
環保材質PEN PEN公仔





ECO-
FRIENDLY
MINISO
1m
66W | 6A
SUPER FAST
USB-C
ECO-
FRIENDLY
MINISO
1m
60W | 3A
SUPER FAST
USB-C to USB-C

Eco-Friendly Data Cable
環保材質數據線

Case: Optimizing Packaging Design to Reduce Resource Waste
案例：優化包裝設計減少資源浪費

Our TOP TOY brand is committed to reducing resource waste through continuous packaging design optimization. We ensure that the actual product is a 1:1 match with its packaging design illustration, providing consumers with an intuitive visual experience while strictly controlling packaging dimensions to prevent excessive packaging – an issue commonly seen in the market.

Furthermore, we have implemented clear packaging guidelines based on product weight: For products weighing less than 300g, we use single-layer paper packaging. For products over 300g, we adopt a more durable corrugated box structure for enhanced stability. Through these measures, we have effectively reduced packaging material consumption while maintaining product quality, reinforcing our commitment to sustainable development.

我們的TOP TOY品牌持續通過優化包裝設計減少資源浪費。我們要求產品實物與包裝設計圖1:1還原，在為消費者提供直觀感官體驗的同時，嚴格限定包裝體積，避免市場上常見的過度包裝現象。

此外，我們根據產品重量制定了明確的包裝方案：對於重量低於300g的產品，採用單層紙包裝；對於重於300g的產品，則選用更穩固的坑盒結構包裝。通過這一系列舉措，我們有效地減少了包裝材料的使用，在保障產品品質的同時，積極踐行綠色發展理念。



Green Operations
綠色運營

Management Concept

MINISO has always adhered to the operational concept of being green, low-carbon, and sustainable development. While consistently enhancing our operational efficiency, we strive to refine our internal management systems to optimize resource utilization across multiple dimensions, reduce waste emissions and promote green office practices, thereby contributing to the construction of a resource-conserving and environmentally friendly society.

管理理念

名創優品始終堅持綠色低碳和可持續發展的運營理念。我們在不斷提高自身運營效率的同時，通過持續完善內部管理制度多維度地提升資源使用效率，減少廢棄物排放，推動綠色辦公，以促進資源節約型及環境友好型社會建設。

Management Policy

We strictly adhere to the *Environmental Protection Law of the People's Republic of China* and the *Energy Conservation Law of the People's Republic of China*, along with other relevant laws, regulations, and industry standards. We continuously refine our environmental and resource management systems and integrate them into our internal policies and initiatives, such as the *Management Regulations for Taking Taxi,* the *Domestic Business Travel Management Policy*, and the *Norms for Switching Lights of MINISO*. By doing so, we deeply embed the principles of green, low-carbon, and sustainable practices into our company's operations.

管理政策

我們嚴格遵守《中華人民共和國環境保護法》及《中華人民共和國節約能源法》等相關法律法規及行業規範，不斷完善環境及資源管理體系，應用於內部規章制度與倡議，如《企業打車管理規定》、《國內出差管理制度》及《名創優品開關燈規範》等，將綠色、低碳、可持續的理念深度融入企業自身運營中。

Management Practice

Resource Management

管理實踐

資源管理



Our Goals
我們的目標

Moving forward, we are committed to maintaining the electricity consumption per million RMB of revenue in office areas at the level of the 2022 fiscal year, which is approximately 230 KWh (Reporting Period: 161.82). On the basis of achieving the target, the electricity consumption intensity in the office area during this Reporting Period has been reduced by 30% compared to the baseline year.

In the future, we will focus on enhancing water use efficiency and are committed to keeping the annual water loss rate below 1% (Reporting Period: less than 1%).

未來，我們致力於實現辦公區域每百萬元人民幣收入用電量穩定在2022財年的水平，即約230千瓦時左右（報告期：161.82）。在達成該目標的基礎上，本報告期辦公區域用電強度較基準年減少30%。

未來，我們將著力提升用水效率，致力於將年度漏損率控制在1%以內（報告期：<1%）。

MINISO places a high priority on energy conservation, emission reduction, and water resource utilization. We have implemented targeted measures across logistics warehouses, retail stores, and office areas to enhance energy efficiency and optimize water and electricity usage. Additionally, we have designated responsible personnel for resource usage, further strengthening our resource management capabilities and upholding the principles of conserving electricity and water.

名創優品高度關注節能減排與水資源使用，我們在物流倉庫、零售門店和辦公區域等場所都採取了有針對性的節能減排及用水用電管控措施，並明確相應使用責任人，進一步強化我們的資源管理水平，貫徹節約用電、節約用水的理念。

Logistics Warehouse

MINISO actively embraces green and low-carbon principles in our warehouse operations and logistics processes. By implementing a variety of energy-saving and emission-reduction measures, we enhance energy efficiency and reduce resource waste:

物流倉庫

名創優品在倉庫運營與物流環節中積極踐行綠色低碳理念，通過採取多項節能減排措施，提升能源使用效率，減少資源浪費：

• Flexible Lighting and Energy Conservation	• 靈活用燈與節電
Lighting is dynamically adjusted based on weather and lighting conditions. When sufficient daylight is available, we encourage turning off lights, and we strictly enforce the turning off of lights and fans during the lunch break, without affecting the order fulfillment process.	根據天氣和光線條件動態調整照明，在不影響配貨操作的情況下，提倡於日照充足時關閉照明燈光，並在午休期間嚴格執行關燈關風扇的要求。

• Regular Inspections	• 定期巡查
We conduct monthly, unscheduled electricity checks to identify any irregularities in electricity usage within the warehouse, ensuring efficient and safe energy usage.	每月不定期進行用電檢查，及時排查倉庫異常用電情況，確保能源使用高效、安全。

• Recycling	• 循環利用
We maximize the reuse of cardboard boxes in the warehouse, ensuring each box can be used an average of 5-6 times. Unusable waste cardboard boxes and stretch film are uniformly collected and properly processed, effectively reducing resource waste.	最大化倉庫貨物紙箱的循環利用，確保每個紙箱可平均使用5-6次。對於無法再次使用的廢棄紙箱和拉伸膜進行統一回收和妥善處理，有效減少資源浪費。

- **Paperless Operations**

We promote the use of electronic signatures for inbound stock processes, replacing the traditional printed inbound inventory list.

- 無紙化操作

推行入庫電子簽功能,取代傳統入庫清單打印。

- **Renewable Energy Application**

During the Reporting Period, we installed solar panels covering a total area of 60,000 square meters in our warehouse area, generating approximately 12 million kWh of electricity per year, significantly reducing the reliance on traditional energy sources.

- 可再生能源應用

於報告期內,我們在倉庫區域鋪設太陽能板,總覆蓋面積達6萬平方米,年發電量約1,200萬度電,大幅降低傳統能源的使用比例。

- **Optimized Transportation Efficiency**

Standardized logistics turnover boxes are used, and the types of vehicles and number of trips in the transportation process are optimized to ensure full utilization of vehicle space. We also recycle and reuse standard-sized containers, effectively reducing empty vehicle trips while improving logistics efficiency and minimizing resource waste.

- 優化運輸效率

採用標準化物流周轉箱,合理規劃運輸過程的車輛類型和車次選擇,確保車輛空間得到充分利用。回收並重複使用標準尺寸集裝箱,有效減少空車行駛,在提升物流效率的同時降低資源浪費。

- **Use of New Energy Vehicles**

Over 90% of the vehicles used in our logistics last-mile delivery are new energy vehicles, and the coverage is continuously increasing, effectively reducing carbon emissions in the logistics process. With the development of new energy technology, we plan to gradually phase out fuel-powered vehicles and drive the full green and low-carbon transformation of our logistics fleet.

- 使用新能源車輛

新能源車輛在我們物流末端配送中的使用比例已達90%以上,覆蓋範圍亦持續提升,有效減少物流環節的碳排放。隨著新能源技術的發展,我們計劃逐步淘汰燃油車,推動物流車輛全面實現綠色低碳轉型。





Retail Stores

MINISO actively promotes green and low-carbon principles across all retail stores by optimizing electricity management, enhancing equipment efficiency, and implementing digital tools to drive energy savings and emission reductions, thereby lowering carbon emissions in operations:

零售門店

名創優品在所有零售門店中積極踐行綠色低碳理念，通過優化用電管理、提升設備能效以及推行數字化工具推動節能減排，降低運營中的碳排放：

- Green Store Design

During store renovations, designated environmentally-friendly materials are used. Energy-saving designs are implemented, including lighting control by separate circuits, allowing for selective switching when the store is not in operation to reduce energy consumption and environmental impact.

- 門店綠色設計

門店裝修中採用指定環保材料，並通過節能設計實現燈具分線路控制，非營業時可選擇性開關，以降低能耗和環境影響。

- Construction Electricity Management

The *Code for the Use of Construction Electricity* has been established to regulate electricity use during the construction of new stores, preventing energy waste and ensuring a more environmentally-friendly construction process.

- 施工用電管理

制定《施工用電使用規範》，對新門店施工過程中的用電進行規範化管理，避免能源浪費，確保施工過程更加綠色環保。

- High-Efficiency Energy-Saving Lamps

All of the directly-operated stores have replaced their lighting with high-efficiency LED energy-saving fixtures. While maintaining the same level of illumination, the density of light fixtures has been decreased thereby reducing energy consumption.

- 高效節能燈具

直營門店均使用高效LED節能燈具，在保持同樣照明亮度的情況下降低燈具使用密度，有效提升照明效率，減少能源消耗。

- Standardized Use of Air Conditioners

Specific guidelines are in place for air conditioning usage across different seasons, including time of use, temperature settings, and operating fan speeds. These measures enhance the energy efficiency of air conditioning systems from the source, significantly reducing unnecessary energy waste.

- 規範空調使用

對不同季節空調的使用時間、設定溫度以及運行風速進行規定，從源頭提升空調設備的能源使用效率，有效減少不必要的能源浪費。

- Encouraging Customers to Use Electronic Receipts

We encourage customers to use electronic payment methods and opt for electronic receipts, which significantly reduces the consumption of paper and printing materials, thus lowering resource use and related carbon emissions.

- 鼓勵顧客使用電子小票

提倡顧客使用電子支付獲取電子小票，有效減少紙張和打印耗材的使用，降低資源消耗及相關碳排放。

- Optimized Store Material Management

By coordinating and managing materials effectively, we avoid over-distribution of various materials in retail stores, thereby reducing resource waste.

- 優化門店物料管理

通過統籌管理，避免零售門店各類物料的過度配發，減少資源浪費。

- Collaboration with Malls to Promote Energy Savings and Emission Reductions

When selecting store locations, we consider the environmental sustainability of the shopping malls. Some of the shopping malls where our stores are located have already established carbon reduction targets and action plans.

- 與商場合作推動節能減排

店鋪選址時關注零售門店所在的商場的環保性，部分所在商場已制定碳減排目標及行動規劃。



Administrative Office Areas

MINISO actively promotes the advocacy of energy-saving, emission reduction, and low-carbon living among employees in their daily office activities, putting the principles of green and sustainable development into practice to improve resource use efficiency. Currently, the office building where the Group's headquarters is located has received LEED (Leadership in Energy and Environmental Design) certification. To evaluate the effectiveness of our energy-saving efforts, we use the indicator of KWh/per million RMB of revenue for monitoring.

行政辦公區域

名創優品積極倡導僱員在日常辦公中注重節能減排、低碳生活，以實際行動踐行綠色可持續發展理念，提高資源使用效率。目前，我們集團總部所在的辦公樓已獲得LEED（「Leadership in Energy and Environmental Design」）認證。為評估我們節能工作的有效性，我們使用人民幣每百萬元收入所需千瓦時作為監測指標。

- Low-Carbon Transportation
- 低碳出行

We aim to maximize the use of video conferencing to replace some business travel. During business travel, we recommend prioritizing public transportation. When multiple individuals are traveling to the same or nearby destinations, carpooling should be considered whenever possible.

盡可能使用視頻會議代替部分差旅出行。差旅期間建議優先乘坐公共交通工具，多人出行至同一地點或相近目的地時應盡量選擇拼車前往。

- Paperless Office
- 無紙化辦公

We promote digital and paperless processes, including online stamps and approval systems, to minimize paper usage and work towards a paperless office environment. During the Reporting Period, we further implemented paperless reimbursement processes, with travel allowances and electronic invoices no longer requiring printing.

推行數字化及無紙化流程，如線上用章、線上系統審批等，減少紙張的使用量並逐步實現無紙化辦公。於報告期內，我們進一步推行無紙化報銷，差旅補貼和電子發票均無需打印。

- Resource Saving
- 節約資源

We undertake energy-saving technological renovations to strive for the complete replacement of energy-efficient lighting and water-saving fixtures. We implement the "switch off when not in use" policy, advocating for employees to turn off the power of office equipment when leaving, to prevent energy waste. During the Reporting Period, the underground parking lot of the Group's headquarters office building underwent a smart LED lighting transformation, saving approximately 200 kWh of electricity each month.

進行節能技術改造，爭取全面完成節能燈具和節水型器具的更換。落實「人走電斷」措施，倡議僱員離開時關閉辦公設備電源，避免能源浪費。於報告期內，集團總部所在辦公樓的地下車庫已進行智能LED照明改造，每月節約用電約200千瓦時。

- Individual Environmental Protection Awareness
- 個人環保意識

We have initiated the *Safe Office, Low-Carbon Living Initiative*, advocating through promotional activities and social media posts for employees to reject wastefulness and to use resources to their fullest potential. By integrating employee, corporate, and social environmental responsibilities, we strive to create value for a broader range of stakeholders.

開展《安全辦公低碳生活》倡議，並通過宣傳活動及推文介紹，倡導僱員拒絕浪費、物盡其用，將僱員責任、企業責任與社會環境責任相結合，為更多利益相關方創造價值。

- Recycling
- 循環利用

We have established "MINI SHARE" stations for the sharing of stationery and recycling corners for idle office supplies, discarded paper, and magazines. Additionally, we have set up a secondary paper recycling station to recover single-sided printed sheets for reuse.

設立「MINI SHARE」文具共享站和循環物品回收站，循環回收閒置辦公用品、廢棄紙張和雜誌等物品，並設立二次紙張回收站以回收單面打印紙張進行重複利用。

- Simple Meetings
- 樸素會議

We share promotional materials and meeting materials online and plan meetings based on the principle of reuse and recycling.

於線上共享宣傳材料及會議物料等文件，並以循環利用為原則進行會議策劃。

Additionally, we recognize the importance of water resource management in conserving water usage. In our daily business operations, we implement various water-saving measures to reduce water consumption including regular inspections for leaks in pipes and faucets. At the same time, we utilize smart devices for the scientific management of water resources, such as employing energy-efficient floor cleaning machines in logistics warehouses to replace manual water usage for mopping floors.



此外，我們深知水資源管理對節約用水的重要性。在日常業務運營中，我們採取多項節水措施以減少水資源消耗，包括定期檢查水管和水龍頭有無跑冒滴漏現象。同時，我們利用智能化設備對水資源的利用進行科學管理，如在物流倉庫採用節能洗地機代替人為用水澆灑地面等。

Electricity Consumption per million RMB of revenue (kWh/per million RMB of revenue)
人民幣每百萬元收入用電量（千瓦時／人民幣每百萬元收入）

Region 區域	FY2019[1] 2019財年[1]	FY2020[1] 2020財年[1]	FY2021[1] 2021財年[1]	FY2022[1] 2022財年[1]	FY2023[1] 2023財年[1]	FY2023[2] 2023財年[2]	The Reporting Period[3] 本報告期[3]
Administrative Offices 行政辦公	324.7	293.3	281.5	230.5	104.3	129.1	161.8
Stores 門店	Undisclosed 未披露	Undisclosed 未披露	Undisclosed 未披露	849.9	632.1	260.4	580.1
Logistics Warehouse 物流倉庫	Undisclosed 未披露	Undisclosed 未披露	Undisclosed 未披露	185.2	216.6	325.6	190.9

[1] For the twelve months from July 1 of the current year to June 30 of the following year

[2] For the six months from July 1, 2023 to December 31, 2023

[3] For the twelve months from January 1, 2024 to December 31, 2024

[1] 於當年7月1日至翌年6月30日止十二個月期間

[2] 於2023年7月1日至2023年12月31日止六個月期間

[3] 於2024年1月1日至2024年12月31日止十二個月期間

Emissions and Waste Management

排放物與廢棄物管理



Our Goals
我們的目標

Moving forward, we will ensure a 100% compliant recycling rate for hazardous waste and 100% standard-compliant wastewater discharge.

未來，我們將確保有害廢棄物合規回收率100%，污水排放100%達標。

The emissions involved by our company mainly include waste used in retail stores and warehouses, exhaust gases from company vehicles and waste such as spent light bulbs, used printer cartridges, and ink cartridges generated during office operations, as well as domestic and kitchen waste produced at office premises. We strictly adhere to local regulations regarding the management and classification of emissions and waste, ensuring the compliant management and disposal of pollutants and waste in our operational processes.

本公司涉及的排放物主要包括零售門店及倉庫物料使用的廢棄物，公司車輛使用過程中排放的廢氣，辦公運營過程中產生的廢燈管、廢打印機硒鼓及墨盒等廢棄物，辦公場所產生的生活及廚餘垃圾等。我們嚴格遵守各地區有關排放物及廢棄物管理分類的相關管控條例，對運營過程中的污染物和廢棄物進行合規管理和處置。



Hazardous Waste Management 針對有害廢棄物	We will collect, safely store, and manage these items separately before handing them over to qualified professional third parties for unified treatment, with a focus on controlling and supervising the recycling and disposal of hazardous waste.	我們會單獨收集並進行安全存放和管理,再交由具備資質的專業第三方進行統一處理,重點控制及監督有害廢棄物的回收處理情況。
Non-Hazardous Waste Management 針對無害廢棄物	For non-hazardous waste, separate collection will be made and the non-hazardous waste will be handed over to external designated organizations for recycling. In the warehouse logistics process, we use suppliers' original packaging for secondary use. The recycled cartons are handed over to resource recycling providers for further processing to ensure regeneration. In the retail stores, waste is mainly composed of cardboard, of which over 90% can be returned to the warehouse for recycling, effectively promoting efficient waste management and operational sustainability.	我們實施分類收集,並將其交由外部指定機構進行回收再利用。在倉庫物流環節,我們使用供應商原箱出貨實現二次利用,回收的紙箱則交由資源回收商處理,以確保再生利用。在門店環節,廢棄物主要以紙箱為主,其中90%以上可實現回倉循環利用,有效推動廢棄物管理的高效化和運營的可持續性。

Additionally, we actively guide and urge our employees to practice waste segregation in office areas. Through initiatives such as promoting waste segregation in the workplace, posting educational posters on waste classification, and increasing the number of categorized trash bins on each floor, we fully engage our employees' proactive participation in waste management, thereby motivating them to actively implement waste segregation.

此外,我們也積極引導和敦促僱員在辦公區域進行垃圾分類,通過開展辦公區域垃圾分類普及、張貼垃圾分類宣傳海報、增加各樓層分類垃圾桶數量等方式,充分調動僱員對於垃圾分類管理工作的主觀能動性,驅動僱員積極落實垃圾分類。





Case: Energy Conservation and Emission Reduction Optimization at Vietnam Retail Stores
案例：越南門店節能減排優化專項

We continue to promote green store operations globally. In 2024, our retail stores in the Vietnam market launched an energy and emission reduction optimization initiative:

我們持續推動全球範圍內的綠色門店運營。2024年，越南市場零售門店開展了減排優化專項：

- **Optimization of Lighting and Air Conditioning Use**
- **優化燈具及空調使用**

During the Reporting Period, all street-front stores in Vietnam implemented time-based and floor-specific air conditioning temperature optimization. Additionally, the number of lights and their brightness levels were adjusted, resulting in a total electricity saving of 225,000 kWh.

於報告期內，越南市場對所有街鋪門店實施了分時段、分樓層的空調溫度優化，並調整了燈光數量及照射標準，累計節省電量22.5萬度。

- **Reducing Resource Use**
- **減少資源使用**

Vietnam stores actively promoted the digitalization of shopping receipts to reduce paper consumption. In the logistics and transportation process, the packaging of cartons was reduced from five layers to three layers. Moreover, packaging materials from the imported goods in the warehouse were reused for shipping. During the Reporting Period, this resulted in a saving of 15,000 standard-sized cartons.

越南門店積極推行購物小票電子化，減少紙質資源的消耗；在物流運輸環節中，紙箱由五層調整為三層，同時利用倉庫中原進口商品的外包裝箱進行打包發貨，報告期內共節約了1.5萬個標準紙箱。

Biodiversity Conservation

Biodiversity is crucial to human well-being, and we uphold the principle of "harmonious coexistence between humans and nature" in our business operations. Although our business activities have a minimal impact on the environment and natural resources, we are committed to identifying and managing the potential negative effects on biodiversity and ecosystems in accordance with global biodiversity conservation goals and *the Chinese Programme for Natural Protection*. While ensuring the sound development of our business, we strive to minimize the environmental and ecological impact of our operations, embodying the principles of ecological priority and green development.

At the same time, we actively participate in and organize various biodiversity conservation activities, advocating for stakeholders to jointly respect, comply with, and protect nature, contributing to the preservation of biodiversity on Earth. During the Reporting Period, we signed a co-construction agreement with the Haizhu National Wetland Park in Guangzhou and donated RMB150,000 to support the "Green Guangdong" ecological development initiative.

During the Reporting Period, we have not experienced any incidents that have caused significant pollution or impact on the environment or negative effects on biodiversity.

生物多樣性保護

生物多樣性關係人類福祉，我們在業務運營中始終秉承「人與自然和諧共生」的理念。儘管我們的業務對環境和天然資源的影響較小，但我們承諾，我們將依據全球生物多樣性保護目標和《中華人民共和國自然保護綱要》，加強識別和管理業務活動可能對生物多樣性和生態系統產生的潛在負面影響。在確保業務穩健發展的同時，我們致力於盡可能減少公司運營對環境和生態的影響，踐行生態優先與綠色發展的理念。

同時，我們積極參與及組織各類生物多樣性保護活動，倡導利益相關方共同尊重自然、順應自然和保護自然，為保護地球的生物多樣性貢獻力量。於報告期內，我們與廣州海珠國家濕地公園簽訂共建協議，捐贈人民幣15萬元用於支持「綠美廣東」生態建設。

於報告期內，我們未發生對環境造成重大污染和影響以及對生物多樣性產生負面影響的事件。

Caring for Public Welfare to Share Happiness
熱心公益　傳遞美好時刻

We consistently uphold our commitment to actively engage in public welfare and charity, taking on the responsibilities and duties of corporate citizenship, and continuously delivering positive energy to consumers, partners, and society. Since our establishment, we have focused on five key charitable themes: “children”, “women”, “critical illnesses”, “disasters” and “pets”, proactively advancing the implementation of various public welfare projects. As we continuously refine our public welfare model, we fully capitalize on our brand’s youthful edge, joining hands with social communities to build a new public welfare ecosystem.

我們始終不忘初心，積極參與公益慈善事業，承擔企業公民的責任和義務，不斷為消費者、合作夥伴乃至社會傳遞正能量。自成立以來，我們圍繞「兒童」、「女性」、「重疾」、「災害」和「小動物」五大公益主題，積極推動多項公益項目的落地。在不斷優化公益模式的過程中，我們充分發揮品牌年輕化的優勢，攜手各界力量共同構建公益新生態。

Material Topic in This Section

- Public Welfare and Charity













本章節重要性議題

- 公益慈善

Response to the SDGs in This Section

1 NO POVERTY
2 ZERO HUNGER
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
15 LIFE ON LAND

本章節回應的SDGs













1 無貧窮
2 零飢餓
4 優質教育
5 性別平等
8 體面工作和經濟增長
15 陸地生物

Innovative Charity Programs
創新公益項目

We are committed to supporting and participating in social responsibility programs that align with our values, focusing on providing practical assistance to children, women, individuals affected by critical illness and disasters, and pets. In recent years, we have increased our inputs in resources to more effectively help those in need to tide over their difficulties. Additionally, we continue to commit to carrying out charitable activities, working with global partners to build a new charitable system.

我們致力於支持符合我們價值觀的社會責任項目，專注於為兒童、女性以及受嚴重疾病、災難影響的人士及小動物提供實際幫助。近年，我們增加了資源投入，以更有效地協助有需要的人群應對挑戰。此外，我們還持續致力於公益活動實踐，以與全球合作夥伴共同構建新的慈善體系。

"Red Power" and "Happy Reading for Children's Dreams"

MINISO together with China Charities Aid Foundation for Children ("CCAFC") continues to implement the "Happy Reading for Children's Dreams" and "Red Power" charity programs, providing essential support to children in the remote mountainous areas of China for both their daily lives and education. The "Red Power" program specifically addresses the physiological health issues faced by adolescent girls in developing regions, ensuring that beneficiaries have access to sanitary products while promoting awareness of menstrual health and hygiene. The "Happy Reading for Children's Dreams" program focuses on children in remote areas of Guangxi, Guangdong, and Guizhou, enhancing their learning environments through the donations of supplies and money, and the establishment of reading room in school.

「她友力」及「悅讀童夢」公益項目

名創優品攜手中華少年兒童慈善救助基金會，持續開展「悅讀童夢」與「她友力」公益項目，為中國偏遠山區的孩子提供生活、學習上的協助。「她友力」針對發展中地區青春期女性的生理健康問題，在幫助受助對象實現衛生用品自由的同時提高生理衛生健康意識。「悅讀童夢」項目主要面向廣西、廣東、貴州等偏遠山區的兒童，通過物資輸送、善款捐贈、學校閱覽室建立等形式改善當地兒童的學習環境。



Progress during the Reporting Period
報告期進展

In March 2024, MINISO collaborated with CCAFC launched the charity activity "Red Power" in Mangya, Qinghai. MINISO donated essential educational and living supplies including sanitary pads and winter learning kits, benefiting over 1,000 students across two schools. In addition to providing material support, we conducted female physiology classes in the two schools, aiming to equip girls with comprehensive and necessary knowledge of menstrual health and hygiene.

2024年3月，名創優品攜手中華少年兒童慈善救助基金會走進青海省茫崖市開展「她友力」公益活動。名創優品為兩所學校合計超1,000名學生捐贈了包含衛生巾和冬日學習禮包等生活教育物資。除了實物支持，我們也為兩所學校開展了女性生理知識課堂，旨在讓女孩們更全面地瞭解必要的生理衛生知識。


中华儿慈会"她友力"项目
一份爱心温暖人心
奉献真情善举传递
践行公益时代典范
关爱儿童身心健康

MINISO's "Red Power" in Mangya, Qinghai
名創優品「她友力」走進青海茫崖

In May 2024, MINISO partnered with CCAFC to implement the "Happy Reading for Children's Dreams" charity program in Wangcang County, Guangyuan City, Sichuan Province by donating books and essential supplies to two local schools. A total of over 2,000 books were donated, and a "Yitong Reading Rooms" was established to support left-behind children in pursuing their dreams. A total of 856 students received books, notebooks, folding umbrellas, sanitary pads, and various other learning and daily necessities.

2024年5月，名創優品攜手中華少年兒童慈善救助基金會奔赴四川省廣元市旺蒼縣，開展「悦讀童夢」與「她友力」公益項目，為當地的兩所學校捐贈圖書和愛心物資。此次活動共捐贈了超2,000冊圖書，並為留守兒童搭建「益童書屋」，助力他們放飛夢想。共計856名學生獲贈圖書、筆記本、摺疊傘、衛生巾等學習與生活用品。


中华儿慈会"她友力"暨名创优品公益捐赠走进四川广元市

MINISO's "Red Power" in Guangyuan, Sichuan.
名創優品「她友力」走進四川廣元


悦读童梦

MINISO's "Happy Reading for Children's Dreams" in Guangyuan, Sichuan.
名創優品「悦讀童夢」走進四川廣元

"Pet Protection Foundation"

In 2023, MINISO, in collaboration with the Beijing Loving Animals Foundation, donated RMB10 million to establish the "MINISO Pet Protection Foundation" (the "TA Foundation"). This Foundation disseminates science-based concepts of pet protection through the professional, compassionate, and symbiotic philosophy and initiatives for public welfare. Since its inception, the Pet Protection Foundation has launched three key projects: "Ecological Scientific Governance in Parks – The Secret Plan for Our Furry Friends", "National Long-term Adoption Mechanism – Graduation Ceremony for Little Strays", and "Transforming Animal Social Value – from Stray Dogs to Rescue Dogs". These projects focus on ecological governance, human-pet harmony, and efficient management, collectively contributing to the building of an ecologically balanced and animal-friendly ESG societal framework.

During the Reporting Period, the foundation was honoured with the "Model Award for Optimizing Life & Caring for Life" and the "Annual Award for Southern Public Welfare Communication" from New Weekly; furthermore, the "MINISO x International Stray Animals Day – Anti-Animal Cruelty Themed Public Welfare Exhibition" was recognized among the "Top 50 Brand Marketing Cases" in the Top 100 Annual Brand Rankings.

「小動物保護公益基金」項目

2023年，名創優品攜手北京愛它動物保護公益基金會，捐贈人民幣1,000萬元成立「名創優品小動物保護公益基金」（「它基金」），以專業、關愛、共生的公益理念和行動，傳遞科學的小動物保護觀念。小動物保護公益基金自成立以來已開展了三個關鍵項目，分別為「公園生態科學治理－毛孩子的絕密計劃」、「全國長效領養機制－小流浪的畢業典禮」及「動物社會價值轉化－流浪狗變身搜救犬」，從生態治理、人寵友好、治理高效三個維度，構建生態和諧與動物友好的ESG社會拼圖。

報告期內，該公益基金項目獲得《新週刊》「優化生活•生命關愛示範獎」及「南方公益傳播獎•年度獎」；「名創優品x國際流浪動物日－反虐待動物主題公益展」入選百大年度品牌榜「品牌營銷案例TOP50」。

 **Progress during the Reporting Period**
報告期進展

- **Ecological Scientific Governance in Parks: The Secret Plan for Our Furry Friends**

In order to reduce the impact on ecosystems, public health and residents' quality of life caused by over-breeding and excessive number of stray cats, in June 2024, the Pet Protection Foundation collaborated with Yuexiu Park, an AAAA-rated scenic area in Guangzhou, to implement a scientific governance initiative for stray cats through a Trap-Neuter-Return (TNR) program. As of the end of the Reporting Period, we have donated funding for the neutering of 388 stray cats and organized 70 volunteer activities, successfully completing TNR procedures for 160 cats, achieving an overall neutering rate of 80% for stray cats in Yuexiu Park. This project represents the first national initiative of a corporation to lead the scientific management of stray animals in public environments. We aim to maintain ecological balance within the park by scientifically managing the population of stray animals, thereby fostering harmonious coexistence between animals and nature.

- **公園生態科學治理－毛孩子的絕密計劃**

為減少流浪貓過度繁殖、數量過多對生態、衛生、居民生活等造成影響。2024年6月，小動物保護公益基金與廣州AAAA級景區越秀公園合作開展「流浪貓TNR（抓捕－絕育－放歸）科學治理」。截至報告期末，我們已捐贈388個流浪貓絕育名額，並組織義工行動70次，共完成160隻流浪貓TNR行動，越秀公園片區的流浪貓整體絕育率達80%。此項目為全國首例企業投入並主導解決公共環境中流浪動物科學治理的行動。我們希望通過科學控制流浪動物數量，維護公園生態平衡，助力實現動物與自然和諧共生。




"Scientific Management of Stray Cats through TNR"
「流浪貓TNR科學治理」


Progress during the Reporting Period
報告期進展

- National Charitable Adoption Tour: Graduation Ceremony for Little Strays

During the Reporting Period, we launched a nationwide charitable adoption tour – the "Graduation Ceremony for Little Strays". This project aims to find safe and loving homes for stray animals through city-wide adoption events, the promotion of a public welfare platform for stray pets, and advocacy for public education, thereby addressing the survival challenges of stray animals. As of the end of the Reporting Period, we have hosted 20 public adoption events across 14 cities, helping approximately 380 stray animals and more than 110 retired working dogs (including laboratory dogs, guide dogs and sniffer dogs) find new homes, with a success rate of 65%. The online promotion of these events reached over 100,000 people, while more than 300 volunteers provided public welfare support, and over 10,000 citizens attended in person. This initiative has successfully established an effective pathway that integrates diverse resources for the rehoming of stray animals and raising public awareness.

- 全國公益領養巡遊—「小流浪的畢業典禮」

於報告期內，我們開展全國公益領養巡游—「小流浪的畢業典禮」項目。該項目旨在通過城市巡遊領養活動、流浪寵物公益平台推廣和公眾教育傳播倡導，為流浪動物找到安全、溫暖的家庭，解決流浪動物生存難題。截至報告期末，我們已在14個城市舉辦了20場公益領養活動，纍計幫助約380隻流浪動物和超110隻退役工作犬（實驗犬、導盲犬、搜救犬）找到新家，領養成功率達65%。活動線上宣傳觸達超10萬人次，共有超300名志願者提供公益支持及超1萬名市民到現場參與，成功探索出一條結合多方資源實現流浪動物安置與公益宣傳的有效路徑。




"Graduation Ceremony for Little Strays"
「小流浪的畢業典禮」

• Transforming Animal Social Value: From Stray Dogs to Rescue Dogs

MINISO in collaboration with the TA Foundation launched the pioneering public welfare project in China – "From Stray Dog to Rescue Dog", uniquely combining "animal rescue" with "emergency response" for the first time, with a goal of exploring the social value of stray animals. The inaugural funded stray dog "Ziman" successfully passed assessment and was certified as a qualified rescue dog. Ziman participated in the July 2024 Ya'an mudslide rescue, as well as two missions to locate missing elderly individuals, demonstrating the feasibility of this innovative initiative and paving the way for sustainable rescue efforts.

Simultaneously, with the support of MINISO and the TA Foundation, the CRO Emergency Rescue Dog Center has established China's first publicly accessible high-difficulty rubble training facility, spanning over 2,000 square meters in Beijing. This state-of-the-art base replicates real disaster scenarios and has achieved the highest certification standards for rescue dogs, enhancing their adaptability to complex disaster environments and significantly improving search efficiency during rescue operations. The facility is available to the Chinese International Rescue Team and various local fire rescue dog units for free, while also open to public participation and experiential engagement in rescue dog public welfare initiatives.

• 動物社會價值轉化－流浪狗變身搜救犬

名創優品攜手它基金啓動國內首例開創性公益項目－「流浪狗變身搜救犬」，首次將「動物救助」與「應急救援」相結合，旨在探索流浪動物的社會價值。首只受資助的流浪狗「子滿」順利通過考核，被認證成為合格的搜救犬，並參與了2024年7月雅安泥石流救援行動及2次走失老人搜救行動，證實了這項創新公益項目的可行性，為可持續救助開闢了全新的道路。

同時，在名創優品和它基金的資助下，CRO應急搜救犬中心在北京建成了全國首個對外開放、面積超2,000平方米的高難度廢墟實訓基地，還原真實災害現場，達到了搜救犬最高標準等級認證，能夠提高搜救犬應對複雜災難場景的適應性，從而有效提升救援中的搜索效率。該基地向中國國際救援隊、各地消防搜救犬隊伍免費開放訓練，也鼓勵社會人士體驗並參與搜救犬公益行動。



The stray dog "Ziman" certified as a rescue dog.
流浪狗「子滿」順利轉正為搜救犬

The stray dog "Ziman" successfully located "trapped individuals" within the rubble during a rescue assessment.
流浪狗「子滿」在搜救考核中找到廢墟中的「受困人員」

Progress during the Reporting Period
報告期進展

• Blue for Public Welfare Themed Initiative

MINISO unveiled the "Blue for Public Welfare" themed logo in September 2024, and has been gradually establishing a "Dedicated Zone of Blue for Public Welfare" in select stores and through our app for a year-long initiative. For every product purchased from this zone, we donate RMB1 to the TA Foundation to support the scientific rescue of stray animals. So far, we have donated RMB506,992 in aggregate, mobilizing tens of thousands of customers to become "Benevolence Spreaders". Additionally, we launched our first Blue for Public Welfare themed store in Hangzhou, Zhejiang, featuring an adoption showcase and an educational wall on rescue knowledge. Through deep integration of our public welfare efforts with store operations and product offerings, we aim to engage consumers in the welfare of stray animals. Furthermore, we initiated the "Warm Winter Program", donating 2,000 cat shelters to 14 animal rescue bases and 8 universities.

• 公益藍主題活動

2024年9月，名創優品發佈「公益藍」主題LOGO，並逐步在全國部分門店及小程序商場上綫了為期一年的「公益藍專區」。消費者每購買一件專區產品，我們就向它基金捐贈1元善款用於流浪動物科學救助，目前已共計捐贈506,992元，帶動上萬消費者成為「善意傳播者」。同時，我們還在浙江杭州落地首家公益藍主題門店，設置領養展示區和救助知識科普牆等專區。通過將公益與門店和產品勢能進行深入結合，共同帶動消費者關注流浪動物。此外，我們還開展了「暖冬計劃」，捐贈2,000份流浪貓窩、覆蓋14個流浪動物救助基地以及8所高校。



公益蓝专区
名创优品
它基金
买公仔 捐爱心 和毛孩子一块开心
开心看得见
和毛孩子一块开心
每购买一件指定毛绒公仔
名创优品将捐赠1元善款
用于流浪动物的科学救助

"Dedicated Zone of Blue for Public Welfare"
「公益藍專區」



开心世界
也关心它们的
小小世界



On-Site Adoption in Chongqing
重慶領養現場

Focus on Social Demands
關注社會需求

Encouraging Volunteerism

We encourage our employees to actively participate in volunteer activities, community welfare programs, and volunteer services, providing support and assistance to those in need and collectively passing love and cares. To this end, we have established a star-rating and point-based management system to reward employees who participate in volunteer service activities with cumulative point incentives.

鼓勵志願服務

我們鼓勵僱員積極參與志願者工作、社區公益和志願服務行動，向有需要的群體提供力所能及的支持與幫助，共同傳遞大愛。為此，我們制定了評星定級積分管理辦法，對參加志願服務活動的僱員進行累計加分獎勵。


MINISO Organizing a Voluntary Blood Donation Campaign
名創優品組織無償獻血活動

During the Reporting Period, we organized a voluntary blood donation campaign to encourage employees to embrace social responsibility, with numerous employees actively participating.

於報告期內，我們舉辦了無償獻血公益行動以鼓勵僱員踐行社會責任，多名僱員踴躍參與。



Voluntary Blood Donation Initiative by MINISO
名創優品無償獻血活動

MINISO Initiating a Disability Care Campaign
名創優品開展殘障關懷行動

MINISO actively supports the visually impaired community. In May 2024, we became one of the pioneering corporate partners to provide public welfare support to the Disability Bazaar, offering products to the disabled vendors for practice purpose. In September 2024, we strengthened our cooperation with the Guangzhou Tree of Life Disabilities Innovation Center to co-create a "One-Day Store Staff" career experience event. Three disabled partners participated in this initiative. By providing them with comprehensive support and encouragement, we helped them overcome anxiety and enhance their sales techniques. MINISO assisted its disabled partners in boosting their self-awareness and vocational skills, thus creating more opportunities for social integration.

名創優品積極關注視障人士群體，2024年5月，我們成為最早一批公益支持殘障市集的企業夥伴，為殘障攤主們提供產品實踐。2024年9月，我們加深與廣州市合木殘障公益創新中心的合作，共創「一日店員」職業體驗活動，有三名殘障夥伴獲得體驗機會。通過給予他們充分的支持與鼓勵，幫助他們剋服緊張情緒與提升銷售技巧，名創優品助力殘障夥伴提升自我認知和職業技能，為他們創造更多融入社會的機會。



Disability Bazaar site
殘障市集現場



Group photo of "One-Day Store Staff" event
「一日店員」活動合照

Contributing to Community Building

We actively collaborate with governments and other organizations, and through continuous exploration of public welfare models, build a new public welfare ecosystem with all social communities, so as to call for the public to contribute to society with love and positive energy, and to fulfill our corporate social responsibility. At the same time, we also actively participate in disaster relief, rural revitalization, and other initiatives, donating supplies and cash to convey hope and positive energy.

助力社區建設

我們積極與政府等各方單位合作，通過不斷探索公益模式，與各界共建公益新生態，喚醒社會大眾為社會貢獻愛心和正能量，踐行企業社會責任。同時，我們也熱心參與救災重建與鄉村振興建設等活動，積極捐款捐物，傳遞愛心和正能量。



Charitable Contributions by MINISO Illuminating the Path of Social Welfare
名創優品愛心捐贈，點亮社會公益版圖

During the Reporting Period, MINISO has been guided by a strong sense of social responsibility, actively engaging in various philanthropic endeavors to contribute to societal development.

In terms of disaster relief, we donated RMB200,000 to the Danjiangkou Charity Federation to support relief efforts following the catastrophic flooding on July 14. Additionally, we contributed RMB10,000 to the Meixian Charity Association to bolster the coordinated efforts of the Liwan District to assist Meixian in addressing the impacts of the flood disaster, offering targeted support for the reconstruction of flood-affected communities.

In support of rural revitalization and local development, we endorsed the Guangdong "6.30" Charity Initiative for Rural Revitalization in 2024, pledging RMB200,000 to the Guangzhou Charity Association, designated for the coordinated efforts of the Liwan District to assist the Haizhu District in promoting rural industrial development and enhancing infrastructure; furthermore, we donated RMB20,000 to bolster rural revitalization efforts in Conghua, thereby contributing to the sustainable development of local agricultural communities.

In the realm of community development, we donated approximately RMB90,000 to the Pazhou Subdistrict of the Haizhu District for the replacement of fire safety equipment in Shiji Village, enhancing the community's fire safety infrastructure.

於報告期內，名創優品始終以強烈的社會責任感為引領，積極投身各類公益事業，為社會發展貢獻力量。

在救災搶險方面，我們向丹江口市慈善總會捐贈人民幣20萬元，用於應對7.14特大暴雨災害救災工作；向梅州市梅縣區慈善會捐贈人民幣1萬元，助力荔灣區對口幫扶梅縣區應對洪澇災害，為受災地區的重建提供支持。

在助力鄉村振興與地方發展上，我們積極響應2024年廣東「6●30」助力鄉村振興慈善活動，向廣州市慈善會認捐人民幣20萬元，專項用於荔灣區、海珠區對口幫扶，推動鄉村產業發展和基礎設施改善；捐贈人民幣2萬元助力廣州從化鄉村振興工作，為當地農村的發展添磚加瓦。

在社區建設領域，我們向海珠區琶洲街道捐贈人民幣約9萬元，用於石基村消防設備更換，提升社區消防安全保障。



Caring for Overseas Communities
關心海外社區

As our store networks expand globally, our community philanthropy initiatives also extend to overseas communities. We actively leverage MINISO's influence in overseas communities to donate goods and distribute food to those in need. Through organizing fun activities for children, we bring care and convey our love globally.

隨著我們的門店走向世界多個國家和地區，我們的社區公益行動亦逐漸深入海外社區。我們積極發揮名創優品在海外社區的影響力，向有需要的社區及群體捐獻物資、分發糧食，並通過開展趣味活動為兒童等帶來關懷，向全世界傳遞名創愛心。

 "Spreading Warmth and Igniting Hope": Compassionate Outreach Initiative in Malaysia
「傳遞溫暖點燃希望」馬來西亞市場關愛之行

On January 22, 2025, a team of Malaysia market visited the Pertubuhan Kebajikan Cahaya Kasih Kuala Lumpur dan Selangor, bringing heartfelt Spring Festival blessings and warm companionship to children from disadvantaged families. The visit was characterized by a lion dance performance, group lunch, interaction, a group photo with PENPEN, and the distribution of gifts to the children, including lunchboxes, water bottles, and plush toys.

2025年1月22日，馬來西亞市場派出團隊探訪吉隆坡雪蘭莪慈善關懷之家，為來自困境家庭的兒童送上新春祝福和溫暖陪伴。本次探訪包括舞獅表演、共進午餐、互動交流、PENPEN合影等環節，並給孩子們贈送了午餐盒、水瓶和毛絨玩具等禮物。





Compassionate Outreach Initiative of MINISO Malaysia Team
MINISO馬來西亞團隊的關愛之行


U.S. Market Participating in the "Toys for Tots" Fundraising Campaign
美國市場參與「Toys for Tots」募捐活動

From November to December 2024, U.S. Market participated in the "Toys for Tots" fundraising initiative, enabling consumers to contribute holiday gifts for underprivileged children in the United States by purchasing plush toys at MINISO stores. During the eight-week campaign, we sold over 27,000 campaign-themed plush toys.

2024年11月至12月，美國市場參與「Toys for Tots」募捐活動，消費者可通過在名創優品門店購買毛絨玩具的方式為美國困境兒童贈送節日禮物。在開展活動的8周時間內，我們共售出超過27,000個活動相關毛絨玩具。


MINISO Ecuador Holding a Children's Day Event
MINISO厄瓜多爾舉辦兒童節活動

During the Reporting Period, MINISO Ecuador partnered with the local Cecilia Rivadeneira Foundation to hold a significant Children's Day event, inviting 100 children who were undergoing cancer treatment and their families to celebrate the festival together. The event featured renowned host Carla Larrea who served as the new image spokesperson for MINISO Ecuador as well as the on-site host of the event, organizing the children to play games while joyful interacting with their families.

於報告期內，MINISO厄瓜多爾攜手當地Cecilia Rivadeneira基金會，共同舉辦了一場意義非凡的兒童節活動，邀請了100名正在接受癌症治療的孩子與家人歡度節日。本場活動還邀請了著名主持人Carla Larrea作為MINISO厄瓜多爾的新形象代言人擔任現場主持，組織孩子們開展遊戲，盡情享受與家人的快樂時光。







Sites at the MINISO Ecuador Children's Day Event
MINISO厄瓜多爾兒童節活動現場

MINISO Bolivia Hosting the “KIDSRUN” Event
MINISO玻利維亞舉辦「KIDSRUN」活動

During the Reporting Period, MINISO Bolivia organized the “KIDSRUN” event locally. On the event day, our beloved IPs “PENPEN” and “GIGI” energized the participating children with their enthusiastic support. In a vibrant atmosphere, the children gave their all in spirited pursuit, sweating with joy and showcasing their youthful exuberance, which filled the venue with an infectious positivity that resonated with all attendees. Following the competition, MINISO Bolivia rewarded the children with exquisite gifts and medals in acknowledgment of their achievements.

於報告期內，MINISO玻利維亞在當地舉辦了「KIDSRUN」活動。活動當日，我們的經典IP「PENPEN」和「GIGI」在現場為參賽的孩子們加油鼓勁。在激昂的氛圍中，孩子們全力奔跑，盡情揮灑汗水，展現出蓬勃朝氣，讓現場處處洋溢著正能量，深深感染了每一位觀眾。比賽結束後，MINISO玻利維亞為孩子們送上精美禮品及獎牌。











MINISO
MINISO
KIDS RUN 2024
FEXPO CRUZ

“KIDSRUN” Event
「KIDSRUN」活動

Appendices
附錄

Appendix I: Index to the *Code* of the Hong Kong Stock Exchange

附錄一：香港聯交所《守則》索引

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
A1: Emissions **層面A1：排放物**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and GHG emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. 有關廢氣及溫室氣體排放、向水及土地的排污、有害及無害廢棄物的產生等的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Green Operations 綠色運營
Key Performance Indicator A1.1 關鍵績效指標A1.1	The types of emissions and respective emissions data. 排放物種類及相關排放數據。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator A1.2 關鍵績效指標A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 直接（範圍1）及能源間接（範圍2）溫室氣體總排放量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Response to Climate Change Appendix II: ESG Key Performance Indicators Data Table 氣候變化應對 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator A1.3 關鍵績效指標A1.3	Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生有害廢棄物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator A1.4 關鍵績效指標A1.4	Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生無害廢棄物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
Key Performance Indicator A1.5 關鍵績效指標A1.5	Description of emissions target(s) set and steps taken to achieve them. 描述所訂立的排放量目標及為達到這些目標所採取的步驟。	Green Operations 綠色運營
Key Performance Indicator A1.6 關鍵績效指標A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 描述處理有害及無害廢棄物的方法，及描述所訂立的減廢目標及為達到這些目標所採取的步驟。	Green Operations 綠色運營
A2: Use of Resources **層面A2：資源使用**		
General Disclosure 一般披露	Policies on the efficient use of resources, including energy, water and other raw materials Note: Resources can be used for production, storage, transportation, buildings, electronic equipment, etc. 有效使用資源（包括能源、水及其他原材料）的政策。 註：資源可用於生產、儲存、運輸、樓宇、電子設備等。	Green Operations 綠色運營
Key Performance Indicator A2.1 關鍵績效指標A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). 按類型劃分的直接及／或間接能源（如電、氣或油）總耗量（以千個千瓦時計算）及密度（如以每產量單位、每項設施計算）。	Green Operations Appendix II: ESG Key Performance Indicators Data Table 綠色運營 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator A2.2 關鍵績效指標A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility). 總耗水量及密度（如以每產量單位、每項設施計算）。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator A2.3 關鍵績效指標A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them. 描述所訂立的能源使用效益目標及為達到這些目標所採取的步驟。	Green Operations 綠色運營
Key Performance Indicator A2.4 關鍵績效指標A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 描述求取適用水源上可有任何問題，以及所訂立的用水效益目標及為達到這些目標所採取的步驟。	Green Operations 綠色運營
Key Performance Indicator A2.5 關鍵績效指標A2.5	Total packaging material used for finished products (in tonnes) and if applicable, with reference to per unit produced. 製成品所用包裝材料的總量（以噸計算）及（如適用）每生產單位佔量。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表

Aspects, General Disclosures and KPIs 層面、一般披露及 關鍵績效指標	Description 描述	Chapter 章節
A3: Environment and Natural Resources **層面A3：環境及天然資源**		
General Disclosure 一般披露	Policies on minimizing the issuer's significant impacts on the environment and natural resources. 減低發行人對環境及天然資源造成重大影響的政策。	Green Operations 綠色運營
Key Performance Indicator A3.1 關鍵績效指標A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 描述業務活動對環境及天然資源的重大影響及已採取管理有關影響的行動。	Green Operations 綠色運營
A4: Climate Change **層面A4：氣候變化**		
General Disclosure 一般披露	Policies on identification and mitigation of significant climate-related topics which have impacted, and those which may impact, the issuer. 識別及應對已經及可能會對發行人產生影響的重大氣候相關事宜的政策。	Response to Climate Change 氣候變化應對
Key Performance Indicator A4.1 關鍵績效指標A4.1	Description of the significant climate-related topics which have impacted, and those which may impact, the issuer, and the actions taken to manage them. 描述已經及可能會對發行人產生影響的重大氣候相關事宜，及應對行動。	Response to Climate Change 氣候變化應對
B1: Employment **層面B1：僱傭**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti discrimination, and other benefits and welfare. 有關薪酬及解僱、招聘及晉升、工作時數、假期、平等機會、多元化、反歧視以及其他待遇及福利的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Employee Rights Protection 僱員權益保護
Key Performance Indicator B1.1 關鍵績效指標B1.1	Total workforce by gender, employment type (for example, full or part-time), age group and geographical region. 按性別、僱傭類型（如全職或兼職）、年齡組別及地區劃分的僱員總數。	Diversity and Inclusion Appendix II: ESG Key Performance Indicators Data Table多元與包容 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B1.2 關鍵績效指標B1.2	Employee turnover rate by gender, age group and geographical region. 按性別、年齡組別及地區劃分的僱員流失比率。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
B2: Health and Safety **層面B2：健康與安全**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. 有關提供安全工作環境及保障僱員避免職業性危害的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Occupational Health and Safety 職業健康與安全
Key Performance Indicator B2.1 關鍵績效指標B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 過去三年（包括匯報年度）每年因工亡故的人數及比率。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B2.2 關鍵績效指標B2.2	Lost days due to work injury. 因工傷損失工作日數。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B2.3 關鍵績效指標B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored. 描述所採納的職業健康與安全措施，以及相關執行及監察方法。	Occupational Health and Safety 職業健康與安全
B3: Development and Training **層面B3：發展及培訓**		
General Disclosure 一般披露	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. 有關提升僱員履行工作職責的知識及技能的政策。描述培訓活動。	Employee Development and Training 僱員發展與培訓
Key Performance Indicator B3.1 關鍵績效指標B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management). 按性別及僱員類別（如高級管理層、中級管理層）劃分的受訓僱員百分比。	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table 僱員發展與培訓 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B3.2 關鍵績效指標B3.2	The average training hours completed per employee by gender and employee category. 按性別及僱員類別劃分，每名僱員完成受訓的平均時數。	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table 僱員發展與培訓 附錄二：ESG關鍵績效指標數據表

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
B4: Labor Guidelines **層面B4：勞工準則**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor. 有關防止童工或強制勞工的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Employee Rights Protection 僱員權益保護
Key Performance Indicator B4.1 關鍵績效指標B4.1	Description of measures to review employment practices to avoid child and forced labor. 描述檢討招聘慣例的措施以避免童工及強制勞工。	Employee Rights Protection 僱員權益保護
Key Performance Indicator B4.2 關鍵績效指標B4.2	Description of steps taken to eliminate such practices when discovered. 描述在發現違規情況時消除有關情況所採取的步驟。	Employee Rights Protection 僱員權益保護
B5: Supply Chain Management **層面B5：供應鏈管理**		
General Disclosure 一般披露	Policies on managing environmental and social risks of the supply chain. 管理供應鏈的環境及社會風險政策。	Supply Chain Management 供應鏈管理
Key Performance Indicator B5.1 關鍵績效指標B5.1	Number of suppliers by geographical region. 按地區劃分的供應商數目。	Supply Chain Management Appendix II: ESG Key Performance Indicators Data Table 供應鏈管理 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B5.2 關鍵績效指標B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 描述有關聘用供應商的慣例，向其執行有關慣例的供應商數目，以及相關執行及監察方法。	Supply Chain Management 供應鏈管理
Key Performance Indicator B5.3 關鍵績效指標B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 描述有關識別供應鏈每個環節的環境及社會風險的慣例，以及相關執行及監察方法	Supply Chain Management Green Products 供應鏈管理 綠色產品
Key Performance Indicator B5.4 關鍵績效指標B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 描述在揀選供應商時促使多用環保產品及服務的慣例，以及相關執行及監察方法。	Supply Chain Management Green Products 供應鏈管理 綠色產品

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
B6: Product Responsibility **層面B6：產品責任**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. 有關所提供產品和服務的健康與安全、廣告、標籤及私隱事宜以及補救方法的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Product Responsibility Chemical Safety Information Security and Customer Privacy Protection Marketing and Services 產品責任 化學品安全 信息安全與客戶隱私保護 營銷與服務
Key Performance Indicator B6.1 關鍵績效指標B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons. 已售或已運送產品總數中因安全與健康理由而須回收的百分比。	Appendix II: ESG Key Performance Indicators Data Table 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B6.2 關鍵績效指標B6.2	Number of products and service related complaints received and how they are dealt with. 接獲關於產品及服務的投訴數目以及應對方法。	Marketing and Services Appendix II: ESG Key Performance Indicators Data Table 營銷與服務 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B6.3 關鍵績效指標B6.3	Description of practices relating to observing and protecting intellectual property rights. 描述與維護及保障知識產權有關的慣例。	Intellectual Property 知識產權
Key Performance Indicator B6.4 關鍵績效指標B6.4	Description of quality assurance process and recall procedures. 描述質量檢定過程及產品回收程序。	Product Responsibility 產品責任
Key Performance Indicator B6.5 關鍵績效指標B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored. 描述消費者數據保障及私隱政策，以及相關執行及監察方法。	Information Security and Customer Privacy Protection 信息安全與客戶隱私保護
B7: Anti-Corruption **層面B7：反貪污**		
General Disclosure 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. 有關防止賄賂、勒索、欺詐及洗黑錢的： (a) 政策；及 (b) 遵守對發行人有重大影響的相關法律及規例的資料。	Business Ethics 商業道德

Aspects, General Disclosures and KPIs 層面、一般披露及關鍵績效指標	Description 描述	Chapter 章節
Key Performance Indicator B7.1 關鍵績效指標B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases. 於匯報期內對發行人及其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果。	Business Ethics Appendix II: ESG Key Performance Indicators Data Table 商業道德 附錄二：ESG關鍵績效指標數據表
Key Performance Indicator B7.2 關鍵績效指標B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. 描述防範措施及舉報程序，以及相關執行及監察方法。	Business Ethics 商業道德
Key Performance Indicator B7.3 關鍵績效指標B7.3	Description of anti-corruption training provided to directors and staff. 描述向董事及僱員提供的反貪污培訓。	Business Ethics Appendix II: ESG Key Performance Indicators Data Table 商業道德 附錄二：ESG關鍵績效指標數據表
B8: Community Investment **層面B8：社區投資**		
General Disclosure 一般披露	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. 有關以社區參與來瞭解營運所在社區需要和確保其業務活動會考慮社區利益的政策。	Focus on Social Demands 關注社會需求
Key Performance Indicator B8.1 關鍵績效指標B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). 專注貢獻範疇（如教育、環境事宜、勞工需求、健康、文化、體育）。	Innovative Charity Programs Focus on Social Demands Caring for Overseas Communities 創新公益項目 關注社會需求 關心海外社區
Key Performance Indicator B8.2 關鍵績效指標B8.2	Resources contributed (e.g. money or time) to the focus area. 在專注範疇所動用資源（如金錢或時間）。	Innovative Charity Programs Focus on Social Demands Caring for Overseas Communities Appendix II: ESG Key Performance Indicators Data Table 創新公益項目 關注社會需求 關心海外社區 附錄二：ESG關鍵績效指標數據表

Appendix II: ESG Key Performance Indicators Data Table

附錄二：ESG關鍵績效指標數據表

Aspect 層面	KPIs 關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
A: Environment　環境				
A1	**A1.1　Types of emissions and related emission data[1]** **排放物種類及相關排放數據[1]**			
	Particulate 顆粒物	Gram 克		1,123
	Sulfur oxides 硫氧化物	Gram 克		543
	Nitrogen oxides 氮氧化物	Gram 克		15,246
	A1.2　Direct (Scope 1) and energy indirect (Scope 2) GHG emissions and intensity **直接（範圍1）及能源間接（範圍2）溫室氣體排放量及密度**			
	Scope 1 direct greenhouse gas emissions[2] 範圍一直接溫室氣體排放量[2]	Tonnes of CO_2 噸二氧化碳		211
	Scope 2 indirect greenhouse gas emissions[3] 範圍二間接溫室氣體排放量[3]	Tonnes of CO_2 噸二氧化碳		7,493
	Total greenhouse gas emissions (Scope 1, 2) 溫室氣體總排放量（範圍1+範圍2）	Tonnes of CO_2 噸二氧化碳		7,704

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[1]　Emissions (particulates, sulfur dioxide and nitrogen oxide) are mainly from exhaust gases from the use of corporate vehicles, of which the calculation of corporate vehicle emissions is based on *Appendix II: Reporting Guidance on Environmental KPIs* of the Hong Kong Stock Exchange.

[2]　Scope 1 greenhouse gas emissions are mainly generated from fossil fuel consumption (gasoline, diesel, and natural gas consumed by the employee restaurant) during operation, while the calculation refers to *Greenhouse Gas Emission Accounting Methodology and Reporting Guidelines for Public Building Operators (Enterprises) (for trial implementation)* issued by the General Office of the National Development and Reform Commission of China, and *Appendix II: Reporting Guidance on Environmental KPIs* of the Hong Kong Stock Exchange.

[3]　Scope 2 greenhouse gas emissions are mainly generated from purchased electricity consumed in the Group's operation. The electricity emission factor for mainland China is 0.5703 tCO_2/MWh, which is adopted from *the Guide on Enterprises Greenhouse Gas Emissions Accounting and Reporting – Power Generation Facilities (Revision 2021)*, Hong Kong, China, refers to 0.39 tCO_2/MWh disclosed by CLP Power Hong Kong, the electricity emission factors for oversea countries are from BP Statistical Review of World Energy and Ember Global Electricity Review (2023).

[1]　排放物（顆粒物、硫氧化物及氮氧化物）主要源於本集團旗下公務車使用過程所排放的廢氣，數據計算方法參照香港聯交所文件《附錄二：環境關鍵績效指標匯報指引》。

[2]　範圍一溫室氣體排放主要源於中公司運營過程所消耗的化石燃料（汽油、柴油及僱員餐廳所消耗的天然氣），計算過程參考中國國家發展和改革委員會辦公廳發布的《公共建築運營單位（企業）溫室氣體排放核算方法和報告指南（試行）》及香港聯交所文件《附錄二：環境關鍵績效指標匯報指引》。

[3]　範圍二溫室氣體排放主要源於中公司運營過程所消耗的外購電力，其中中國大陸電力排放因子參照《企業溫室氣體排放核算方法與報告指南發電設施（2021年修訂版）》中的0.5703 tCO_2/MWh，中國香港地區參考中電披露的0.39 tCO_2/MWh，海外國家參照BPStatistical Review of World Energy及Ember Global Electricity Review (2023)。

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
A1	Scope 3 greenhouse gas emissions[4] 範圍三溫室氣體排放量[4]	Tonnes of CO_2 噸二氧化碳	3,631
	Scope 1 greenhouse gas emission intensity 範圍一溫室氣體排放量密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳／人民幣每百萬元收入	0.0124
	Scope 2 greenhouse gas emission intensity 範圍二溫室氣體排放量密度	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳／人民幣每百萬元收入	0.4409
	Total greenhouse gas emission intensity (Scope 1, 2) 溫室氣體總排放密度（範圍1+範圍2）	Tonnes of CO_2/per million RMB of revenue 噸二氧化碳／人民幣每百萬元收入	0.4533
	A1.3 Total amount and intensity of hazardous waste generated **所產生有害廢棄物總量及密度**		
	Total amount of hazardous waste[5] 有害廢棄物總量[5]	Tonnes 噸	0.203
	Hazardous waste intensity 有害廢棄物密度	Tonnes/per billion RMB of revenue 噸／人民幣每十億元收入	0.0120
	A1.4 Total amount and intensity of non-hazardous waste generated **所產生無害廢棄物總量及密度**		
	Total non-hazardous waste[6] 無害廢棄物總量[6]	Tonnes 噸	243
	Non-hazardous waste intensity 無害廢棄物密度	Tonnes/per million RMB of revenue 噸／人民幣每百萬元收入	0.0143
A2	**A2.1 Total direct and indirect energy consumption and intensity by type** **按類型劃分的直接及間接能源總耗量及密度**		
	Indirect energy consumption 間接能源消耗量		
	Purchased electricity 外購電量	KWh 千瓦時	15,851,365
	Indirect energy consumption intensity 間接能源消耗量密度	KWh/per million RMB of revenue 千瓦時／人民幣每百萬元收入	933
	Direct energy consumption 直接能源消耗量		
	Diesel fuel consumption 柴油用量	KWh 千瓦時	96,417

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[4] Scope 3 greenhouse gas emissions have been counted since 2024, which classify to Category 6 "business travel". The relevant travel data are obtained from suppliers and the calculation method is Distance-based method.

[5] Mainly made of waste light bulb, used printer cartridges and ink cartridges.

[6] Mainly made of office waste and food waste in the administrative office area.

[4] 範圍三溫室氣體排放自2024年開始統計，為類別6「商務差旅」，相關差旅數據來自供應商，計算方法為基於距離的方法。

[5] 主要為廢燈管，廢打印機硒鼓及墨盒。

[6] 主要為行政辦公區域的辦公生活垃圾及廚餘垃圾。

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
A2	Gasoline consumption 汽油用量	KWh 千瓦時	330,319
	Natural gas consumption[7] 天然氣用量[7]	KWh 千瓦時	507,207
	Direct energy consumption 直接能源消耗量	KWh 千瓦時	933,943
	Direct energy consumption intensity 直接能源耗量密度	KWh/per million RMB of revenue 千瓦時／人民幣每百萬元收入	54.96
	Total energy consumption 能源消耗總量	KWh 千瓦時	16,785,309
	Total energy consumption intensity 能源消耗總量密度	KWh/per million RMB of revenue 千瓦時／人民幣每百萬元收入	988
	A2.2 Water consumption and intensity 水資源消耗量及密度		
	Total water consumption 總耗水量	Cubic meters 立方米	50,686
	Total water consumption intensity 總耗水密度	Cubic meters/per million RMB of revenue 立方米／人民幣每百萬元收入	2.9826
	A2.5 Total packaging material used for finished products and with reference to per unit produced 製成品所用包裝材料的總量及每生產單位佔量		
	Paper shopping bags 紙類購物袋	Kilogram 千克	309,755
	Plastic shopping bags 塑料類購物袋	Kilogram 千克	114,714
	Paper-based logistics packaging materials 紙類物流包裝材料	Kilogram 千克	8,249,259
	Plastic-based logistics packaging materials 塑料類物流包裝材料	Kilogram 千克	218,237
	Total amount of packaging materials consumption 使用的包裝材料總量	Tonnes 噸	8,892
	Intensity of the packaging material consumption 使用的包裝物料密度	Tonnes/per million RMB of revenue 噸／人民幣每百萬元收入	0.5232

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[7]   Mainly consumed by the employees' cafeteria.

[7]   主要為僱員餐廳所耗用。

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
B: Social 社會			
B1	**B1.1 Number of employees: by gender, employment type, age group and region** 僱員人數：按性別、僱傭類型、年齡組別及地區劃分		
	Total number of employees 僱員總人數	People 人	7,003
	By employment type 按僱傭類型劃分		
	Fulltime 全職	People 人	7,003
	By function 按職能劃分		
	Product development and supply chain management 產品開發與供應鏈管理	People 人	1,233
	General and administrative 一般及行政	People 人	533
	Operation 運營	People 人	4,580
	Sales and marketing 銷售及營銷	People 人	167
	Technology 技術	People 人	211
	Business development 業務發展	People 人	157
	Logistics 物流	People 人	122
	By gender[8] 按性別劃分[8]		
	Male 男性	%	35.0
	Female 女性	%	65.0

[8] The scope of statistics is for employees in China. Since the information related to overseas employees involves the cross-border transfer of sensitive personal information, it is not disclosed for the current Reporting Period.

[8] 統計範圍為中國境內僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，本年度暫不予披露。

Aspect 層面	KPIs 關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
B1	**By age[8]** **按年齡劃分[8]**		
	29 years old and below 29歲及以下	%	51.2
	30-49 years old 30-49歲	%	48.7
	50 years old and above 50歲或以上	%	0.1
	By geographical region **按地區劃分**		
	Mainland China 中國內地	%	39.2
	Overseas countries and regions 海外國家及地區	%	60.8
	B1.2 Employee turnover rate[9]: By gender, age group and region **僱員流失率[9]：按性別、年齡組別及地區劃分**		
	Overall employee turnover rate[10] 僱員整體流失率[10]	%	31.3
	By gender[8] **按性別劃分[8]**		
	Male 男性	%	19.0
	Female 女性	%	17.3
	By age[8] **按年齡劃分[8]**		
	29 years old and below 29歲及以下	%	20.4
	30-49 years old 30-49歲	%	15.1
	50 years old and above 50歲或以上	%	0.0
	By geographical region[10] **按地區劃分[10]**		
	Mainland China 中國內地	%	17.9
	Asia (except Mainland China) 亞洲（除中國內地）	%	37.8

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[9]   Turnover rate calculation formula: Employee turnover rate = number of employees lost/(number of employees at the beginning of the Reporting Period + number of new hires for the year).

[10]   The statistical coverage is employees in Asia.

[9]   流失率計算公式：僱員流失率=僱員流失人數／（報告期初僱員數＋本年度新入職僱員數）。

[10]   統計範圍為於亞洲的僱員。

Aspect 層面	KPIs 關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
B2	**B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the Reporting Year** **過去三年（包括匯報年度）因工亡故的人數及比率**			
	Number of work-related fatalities 因工作關係而死亡的人數	People 人		Not involved 不涉及
	Rate of work-related fatalities 因工作關係而死亡的比率	%		Not involved 不涉及
	B2.2 Lost days due to work injury **因工傷損失工作日數**			
	Number of working hours lost due to work-related injuries 因工傷損失工作時數	Hours 小時		586
B3	**B3.1 Percentage of employees trained by gender and employee category[11]** **按性別及僱員類別劃分僱員受訓百分比[11]**			
	Percentage of employees trained 受訓僱員比例	%		100%
	Percentage of employees trained by gender **按性別劃分受訓比例**			
	Male 男性僱員	%		100%
	Female 女性僱員	%		100%
	Percentage of employees trained by rank **按職級劃分受訓比例**			
	Executives and directors 總裁及總監層	%		100%
	Managers 經理層	%		100%
	Supervisors, commissioners and assistants 主管、專員及助理	%		100%
	B3.2 The average annual training hours completed per employee by gender and employee category[11] **按性別及僱員類別劃分，每名僱員每年接受培訓的平均時數[11]**			
	Average training hours for employees 僱員平均受訓時數	Hours 小時		9.3

[11] The statistical coverage is employees in China.　　　　[11] 統計範圍為中國境內僱員。

Aspect 層面	KPIs 關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
B3	**Average number of hours of training for male and female employees** **男女僱員平均受訓時數**			
	Male employees average training hours 男性僱員平均受訓時數		Hours 小時	9.5
	Female employees average training hours 女性僱員平均受訓時數		Hours 小時	9.2
	Average number of training hours by rank **各職級平均受訓時數**			
	Executives and directors 總裁及總監層平均受訓時數		Hours 小時	1.0
	Managers 經理層平均受訓時數		Hours 小時	17.0
	Supervisors, commissioners and assistants 主管、專員及助理平均受訓時數		Hours 小時	6.8
B5	**B5.1 Number of suppliers by geographical region** **按地區劃分的供應商數**			
	Total number of suppliers 供應商總數		Number 家	1,804
	Suppliers in China 中國供應商數量		Number 家	1,271
	Suppliers in overseas countries and regions 海外供應商數量		Number 家	533
B6	**B6.1 Percentage of the total products sold or shipped subject to recalls for safety and or health reasons** **已出售或已運送產品總數中因安全與或健康理由而須回收的百分比**			
	Percentage of total products sold that are subject to active recall 已出售產品總數中主動召回百分比		%	0.0149
	B6.2 Number of products and service related complaints received **接獲關於產品及服務的投訴數目**			
	Total number of customer complaints received 接獲客戶投訴總數		Case 宗	6,268
	Total number of customer complaints received - product complaints 接獲客戶投訴總數 — 產品投訴		Case 宗	3,016
	Total number of customer complaints received - service complaints 接獲客戶投訴總數 — 服務投訴		Case 宗	3,252

Aspect 層面	KPIs 關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
B7	**B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or our employees during the Reporting Period and the outcomes of the cases** **於匯報期內對發行人或其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果**			
	Total legal cases regarding corrupt practices 對公司或公司僱員提出或已審結的貪污訴訟案件總數	Case 件	Not involved 不涉及	
	B7.3 Anti-Corruption training provided to directors and employees **向董事及僱員提供的反貪腐培訓**			
	Employees at director and above who have received training related to anti-corruption policies 接受反貪腐政策相關培訓的總監層級及以上僱員	People 人	587	
	Anti-corruption training for staff, and employees of Partners 接受反貪腐政策相關培訓的職員及合作夥伴僱員	Person-time 人次	31,711	
B8	**B8.2 Resources contributed to the focus area** **在專注範疇所動用資源**			
	Community Investment and Charity – Total annual expenditures for charitable donations 社區投資及公益活動－公益捐贈年度總支出	RMB million 人民幣百萬元	6.42	



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